Exhibit 99.3

Index to Management’s Discussion and Analysis of Financial Condition and Results of Operations

FAIRFAX FINANCIAL HOLDINGS LIMITED

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(as of March 6, 2026)

(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

Notes to Management’s Discussion and Analysis of Financial Condition and Results of Operations

(1)	Readers of the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should review the entire Annual Report for additional commentary and information. Additional information about the company, including its annual information form, can be found on SEDAR+ at www.sedarplus.ca. Additional information can also be accessed from the company’s website www.fairfax.ca.
(2)	In this MD&A, Life insurance and Run-off is included in references to the insurance and reinsurance companies and excluded in references to the property and casualty insurance and reinsurance companies.
(3)	The company presents information on gross premiums written and net premiums written throughout its MD&A. Gross premiums written represents the total premiums on policies issued by the company during a specified period, irrespective of the portion ceded or earned, and is an indicator of the volume of new business generated. Net premiums written represents gross premiums written less amounts ceded to reinsurers and is considered a measure of the new business volume and insurance risk that the company has chosen to retain from new business generated. These measures are used in the insurance industry and by the company primarily to evaluate business volumes, including related trends, and the management of insurance risk.
(4)	Management analyzes and assesses the underlying insurance and reinsurance companies, and the financial position of the consolidated company, in various ways. Certain of the measures and ratios provided in this Annual Report, which have been used consistently and disclosed regularly in the company’s Annual Reports and interim financial reporting, do not have a prescribed meaning under International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) and may not be comparable to similar measures presented by other companies. Please refer to the Glossary of Non-GAAP and Other Financial Measures at the end of this MD&A for details of the company’s measures and ratios, which include:

Supplementary Financial Measures – Net insurance revenue, net insurance service expenses, combined ratio, discounted, book value per basic share, increase (decrease) in book value per basic share (with and without adjustment for the $15.00 per common share dividend), long equity exposures and long equity exposures and financial effects.

Capital Management Measures – Net debt, net total capital, total capital, net debt divided by total equity, net debt divided by net total capital, total debt divided by total capital, interest coverage ratio and interest and preferred share dividend distribution coverage ratio. The company presents these measures on a consolidated basis and also on a consolidated basis excluding non-insurance subsidiaries.

Total of Segments Measures – Supplementary financial measures presented for the property and casualty insurance and reinsurance reporting segments in aggregate including net finance income (expense) from insurance contracts and reinsurance contract assets held, operating income (loss) and corporate overhead and other.

Non-GAAP Financial Measures and Ratios – Net premiums earned, underwriting profit (loss), adjusted operating income (loss), adjusted operating income interest coverage and adjusted operating income interest and preferred share dividend distribution coverage ratios, various property and casualty insurance and reinsurance ratios, including the combined ratio, undiscounted, float, average float, annual benefit (cost) of float, excess (deficiency) of fair value over carrying value, cash provided by (used in) operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL), investments in Fairfax insurance and reinsurance affiliates and investments in Fairfax affiliates.

Overview of Consolidated Performance

The analysis that follows presents the company’s five year performance in a format that the company has consistently used in its external reporting. This analysis is consistent with what management and the company’s Board of Directors use when assessing performance and growth in the various businesses, and is believed to help readers understand the business and the value of Fairfax.

Five year Financial Profile

Net earnings attributable to shareholders of Fairfax

2025 produced outstanding results with record net earnings of $4,772.4. The property and casualty insurance and reinsurance operations generated adjusted operating income of $4,629.8 (or operating income of $5,921.2 including the benefit of discounting, net of a risk adjustment on claims), reflecting both record underwriting profit and interest and dividends.

Since 2021, gross premiums written by the company’s property and casualty insurance and reinsurance operations has increased by 39.9%, from $23,796.0 five years ago to a new high in 2025 of $33,284.7, in turn significantly increasing both the total float (year-end float increased by 51.7% from $25,936.8 in 2021 to $39,344.3 in 2025) and the total investments, net of derivative obligations held by the property and casualty insurance and reinsurance operations (increased by 51.6% from $43,819.4 in 2021 to $66,441.0 in 2025). This was achieved while the company’s property and casualty insurance and reinsurance operations produced record underwriting profit of $1,816.6 (an increase of 126.7% from $801.2), together with record interest and dividends of $2,241.5 earned at those operations (an increase of 407.5% from $441.7) and stronger results in share of profit of associates (an increase to $571.7 from $324.1).

Property and Casualty Insurance and Reinsurance

The table below presents the insurance service result for the property and casualty insurance and reinsurance operations reconciled to underwriting profit, a key performance measure used by the company and the property and casualty industry in which it operates. The reconciling adjustments are principally (i) other insurance operating expenses, as presented in the consolidated statement of earnings, (ii) the effects of discounting losses and ceded losses on claims recorded in the period and (iii) the effects of changes in the risk adjustment and other, the latter two of which are included in insurance service expenses and recoveries of insurance service expenses in the consolidated statement of earnings. Other insurance operating expenses are deducted from insurance service result in deriving underwriting profit as the company measures the performance of management at all property and casualty insurance and reinsurance operations in the decentralized structure on disciplined underwriting profitability which includes prudent management of all expenses incurred, including those that are not considered directly attributable to insurance contracts.

	Property and Casualty Insurance and Reinsurance
	2025					2024
	North	Global	International			North	Global	International
	American	Insurers and	Insurers and			American	Insurers and	Insurers and
	Insurers	Reinsurers	Reinsurers	Total		Insurers	Reinsurers	Reinsurers	Total
Insurance service result	1,128.9	2,413.4	608.8	4,151.1		1,101.1	3,037.4	463.6	4,602.1
Other insurance operating expenses	(322.6)	(427.4)	(293.1)	(1,043.1)		(318.7)	(434.6)	(284.8)	(1,038.1)
Discounting of losses and ceded losses on claims recorded in the period	(408.2)	(1,091.5)	(121.9)	(1,621.6)		(386.6)	(1,138.2)	(142.7)	(1,667.5)
Changes in the risk adjustment and other(1)	61.6	243.3	25.3	330.2		51.3	(224.0)	67.6	(105.1)
Underwriting profit	459.7	1,137.8	219.1	1,816.6		447.1	1,240.6	103.7	1,791.4
Interest and dividends	538.7	1,343.1	359.7	2,241.5		512.9	1,259.4	452.3	2,224.6
Share of profit of associates	51.2	371.6	148.9	571.7		143.1	450.3	151.7	745.1
Adjusted operating income	1,049.6	2,852.5	727.7	4,629.8		1,103.1	2,950.3	707.7	4,761.1

Combined ratios, discounted(2)	85.5%	82.5%	85.6%	83.9%		85.3%	76.6%	89.1%	81.4%
Combined ratios, undiscounted(3)	93.8%	92.1%	94.7%	93.0%		93.7%	91.0%	97.3%	92.7%
Adjusted operating income interest coverage(4)(5)				8.8	x				10.4	x
Adjusted operating income interest and preferred share dividend coverage(4)(6)				8.3	x				9.1	x

(1)	Other primarily reflects differences in reserving methodology and other underwriting-related adjustments in the Global Insurers and Reinsurers reporting segment included within underwriting profit.
(2)	A performance measure of underwriting results under IFRS 17, calculated as net insurance service expenses expressed as a percentage of net insurance revenue.
(3)	A traditional performance measure of underwriting results within the property and casualty industry.

FAIRFAX FINANCIAL HOLDINGS LIMITED

(4)	Ratios used by the company to measure the ability of the property and casualty insurance and reinsurance companies to service their debt and the debt and preferred dividend obligations of the holding company.
(5)	Adjusted operating income of the property and casualty insurance and reinsurance companies divided by consolidated interest expense on borrowings excluding non-insurance companies.
(6)	Adjusted operating income of the property and casualty insurance and reinsurance companies divided by the sum of consolidated interest expense on borrowings, excluding non-insurance companies, and preferred share distributions of the holding company adjusted to a pre-tax equivalent at the company’s Canadian statutory income tax rate.

Insurance service result

●	The insurance service result of the property and casualty insurance and reinsurance operations was $4,151.1 in 2025, compared to $4,602.1 in 2024. The decrease was primarily driven by a lower insurance service result in the Global Insurers and Reinsurers reporting segment, primarily reflecting increased current period catastrophe losses in the reporting segment of $1,157.5 or 8.2 combined ratio points on an undiscounted basis (2024 - $880.0 or 6.5 combined ratio points), principally from the California wildfires, and increased insurance acquisition expenses, partially offset by increased business volumes. The decrease in the insurance service result of the Global Insurers and Reinsurers reporting segment was partially offset by an increase in the International Insurers and Reinsurers reporting segment, primarily at Gulf Insurance and Fairfax Central and Eastern Europe.

Underwriting Performance

●	The company’s property and casualty insurance and reinsurance operations reported record underwriting profit in 2025 of $1,816.6 (an increase of 1.4%) and an undiscounted combined ratio of 93.0% that included higher current period catastrophe losses of $1,242.1 or 4.8 combined ratio points, compared to underwriting profit in 2024 of $1,791.4 and an undiscounted combined ratio of 92.7% that included current period catastrophe losses of $1,099.3 or 4.5 combined ratio points.
●	Adjusted operating income of the property and casualty insurance and reinsurance operations (as presented in the table above) decreased by 2.8% to $4,629.8 in 2025 from $4,761.1 in 2024 driven by decreased share of profit of associates, partially offset by both record underwriting profit and interest and dividends.
●	Key drivers of the performance of the property and casualty insurance and reinsurance operations in 2025 compared to 2024, an analysis of Fairfax’s five year performance, an overview of the current insurance environment and the company’s strong financial position are discussed below.

							Net favourable prior year
					Catastrophe losses(1)		reserve development
						Combined		Combined
	Gross premiums			Combined		ratio	Favourable	ratio
	written, third	Net premiums	Underwriting	ratios,		impact,	reserve	impact,
	party	written	profit	undiscounted	Losses	undiscounted	development	undiscounted
2021	23,796.0	17,809.4	801.2	95.0%	1,203.2	7.5%	355.6	2.2%
2022	27,561.7	21,927.0	1,105.3	94.7%	1,255.7	6.1%	196.2	0.9%
2023	28,890.1	22,695.4	1,522.2	93.2%	897.3	4.0%	309.6	1.4%
2024	32,527.4	25,335.6	1,791.4	92.7%	1,099.3	4.5%	593.6	2.4%
2025	33,284.7	26,328.7	1,816.6	93.0%	1,242.1	4.8%	751.5	2.9%

% change 2025 over 2024	2.3%	3.9%
% change 2025 over 2021	39.9%	47.8%

(1)	Includes COVID-19 losses of $55.1 in 2021.

●	Current period catastrophe losses on an undiscounted basis in 2025 of $1,242.1 or 4.8 combined ratio points primarily reflected losses from the California wildfires and attritional catastrophe losses, principally in the Global Insurers and Reinsurers reporting segment. Current period catastrophe losses on an undiscounted basis in 2024 of $1,099.3 or 4.5 combined ratio points reflected attritional catastrophe losses, hurricanes Milton and Helene, and Canadian events (comprised of the Calgary hailstorm, flooding in Ontario and Quebec and the Jasper wildfire), principally in the Global Insurers and Reinsurers reporting segment.

●	Despite experiencing significant catastrophe losses in each of 2021 through 2025, the company achieved strong underwriting profit in each of the last five years, reflecting the diversification provided by the company’s decentralized organization and the significant growth achieved in net premiums written of 47.8% since 2021, where the premium base expanded markedly, enabling the company to absorb catastrophe losses in those periods while maintaining strong underwriting results.
●	The property and casualty insurance and reinsurance operations continued to experience net favourable prior year reserve development, with an increased net benefit of $751.5 or 2.9 combined ratio points in 2025 compared to a net benefit of $593.6 or 2.4 combined ratio points in 2024, principally reflecting increases in the Global Insurers and Reinsurers and International Insurers and Reinsurers reporting segments.
●	Run-off reported net adverse prior year reserve development on an undiscounted basis in 2025 of $298.5 (2024 - $221.1) related to latent hazard claims comprised primarily of asbestos and other latent claims. For details on the Life insurance and Run-off reporting segment, refer to the Components of Net Earnings section of this MD&A under the heading “Life insurance and Run-off”.
●	Net premiums written by the property and casualty insurance and reinsurance operations increased by 3.9% to a record $26,328.7 from $25,335.6 in 2024 and gross premiums written increased by 2.3%, principally in the North American Insurers (primarily Crum & Forster) and the Global Insurers and Reinsurers reporting segments. The growth in net premiums written reflected increased business volumes at Crum & Forster (primarily surplus and specialty and accident and health lines), at the Global Insurers and Reinsurers reporting segment (primarily reinstatement premiums from the California wildfires, increased retention and continued modest rate improvements across certain lines of business) and at the International Insurers and Reinsurers reporting segment (increased retention at Fairfax Asia and Gulf Insurance, and growth in business volumes at most operating companies in the reporting segment). The International Insurers and Reinsurers reporting segment also reflected the termination of a significant health insurance contract at Gulf Insurance for retired citizens in the third quarter of 2024 that had been experiencing diminishing profitability.
●	Float of the property and casualty insurance and reinsurance operations increased by 11.2% to $39,344.3 at December 31, 2025 from $35,380.3 at December 31, 2024. Details of the company’s float are presented in the Investments section of this MD&A, under the heading “Float”.

The continued strong underwriting performance by reporting segment was as follows:

	2025		2024
	Combined ratios,	Underwriting	Combined ratios,	Underwriting
	undiscounted	profit (loss)	undiscounted	profit
North American Insurers
Northbridge	88.7%	238.4	89.3%	231.8
Crum & Forster	94.8%	236.3	95.0%	208.5
Zenith National	102.0%	(15.0)	99.1%	6.8
	93.8%	459.7	93.7%	447.1

Global Insurers and Reinsurers
Allied World	89.3%	546.3	89.1%	544.5
Odyssey Group	93.8%	375.2	91.2%	505.0
Brit	92.7%	183.5	92.2%	179.3
Ki	95.7%	32.8	98.2%	11.8
	92.1%	1,137.8	91.0%	1,240.6

International Insurers and Reinsurers	94.7%	219.1	97.3%	103.7
Property and casualty insurance and reinsurance	93.0%	1,816.6	92.7%	1,791.4

FAIRFAX FINANCIAL HOLDINGS LIMITED

Effects of discounting and risk adjustment recognized in the consolidated statement of earnings

●	The total effects of discounting and risk adjustment recognized in the consolidated statement of earnings for the years ended December 31 were comprised as follows:

	2025	2024
Net finance income (expense) from insurance contracts and reinsurance contract assets held as presented in the consolidated statement of earnings:
Net finance expense from insurance contracts	(2,450.6)	(1,754.9)
Net finance income from reinsurance contract assets held	613.8	475.0
Net finance expense from insurance contracts and reinsurance contract assets held	(1,836.8)	(1,279.9)

Effects of discounting for future periods and risk adjustment recognized in insurance service result:
Discounting of losses and ceded losses on claims recorded in the period	1,625.5	1,658.4
Changes in the risk adjustment	(212.8)	(210.6)
Effects included in insurance service result	1,412.7	1,447.8
Total pre-tax net benefit (cost) in the consolidated statement of earnings	(424.1)	167.9

During 2025 the company recorded a total pre-tax net cost of $424.1, principally related to net finance expense from insurance contracts and reinsurance contract assets held of $1,836.8, partially offset by the net benefit of discounting losses and ceded losses on claims of $1,625.5 (recognized in the insurance service result as a reduction to losses and ceded losses on claims). The net finance expense of $1,836.8 during 2025 consisted of interest accretion resulting from claims progressing toward settlement of $1,392.9 and the effects of decreased discount rates during 2025 on prior years’ net losses on claims of $443.9.

During 2024 the company recorded a total pre-tax net benefit of $167.9, principally related to the net benefit of discounting losses and ceded losses on claims of $1,658.4 (recognized in the insurance service result as a reduction to losses and ceded losses on claims), partially offset by net finance expense from insurance contracts and reinsurance contract assets held of $1,279.9. The net finance expense during 2024 of $1,279.9 consisted of interest accretion resulting from claims progressing toward settlement of $1,481.3, partially offset by the effects of increased discount rates during 2024 on prior years’ net losses on claims of $201.4.

●	The table that follows presents the company’s total effects of discounting and risk adjustment and the net gains (losses) on bonds recognized in the consolidated statement of earnings for the years ended December 31, set out in a format the company believes assists in understanding the company’s net exposure to interest rate risk.

	2025	2024
Discounting of losses and ceded losses on claims recorded in the period, and changes in the risk adjustment (recognized in insurance service result)	1,412.7	1,447.8
Interest accreted to insurance contracts and reinsurance contract assets held (recognized in net finance income (expense) from insurance contracts and reinsurance contract assets held)	(1,392.9)	(1,481.3)
	19.8	(33.5)

Effect of changes in discount rates on total bonds (recognized in net gains (losses) on investments)	385.4	(731.3)
Effect of changes in discount rates on insurance contracts and reinsurance contract assets held (recognized in net finance income (expense) from insurance contracts and reinsurance contract assets held)	(443.9)	201.4
Net loss from changes in discount rates in consolidated statement of earnings	(58.5)	(529.9)
Total pre-tax net loss in the consolidated statement of earnings	(38.7)	(563.4)

●	Generally, an increase (decrease) in interest rates will result in a decrease (increase) to the carrying values of both the company’s fixed income portfolio and the liability for incurred claims, net of reinsurance. While the change to the carrying value of each will not necessarily be equal in magnitude when there is a movement in interest rates, the impact on the company’s net earnings is typically partially mitigated. The net gains recorded on the company’s bond portfolio of $385.4 (discussed below under Investment Performance) partially offset the net cost of the effect of decreases in discount rates on prior years’ net losses on claims of $443.9 in 2025. The net loss on insurance contracts and reinsurance contract assets held reflected decreased discount rates consistent with the characteristics and duration of expected cash flows.

●	Refer to note 8 (Insurance Contract Liabilities) to the consolidated financial statements for the year ended December 31, 2025 for details of the discount rates applied to losses and ceded losses on claims recorded in the years ended December 31, 2025 and 2024.

Insurance Environment

In 2025, the property and casualty insurance and reinsurance industry continued to operate with strong and expanding capital, including meaningful participation from alternative capital, which contributed to a more competitive environment and further moderation in pricing momentum. Despite a comparatively benign U.S. wind season, the industry experienced another year of elevated catastrophe losses, with insured global natural catastrophe losses again exceeding $100 billion for the sixth consecutive year, driven notably by the California wildfires and ongoing losses from severe convective storms. This underscored that recurring events like severe storms, wildfires and floods continue to be a significant driver of loss activity in highly insured regions, even in a year of more modest losses overall. The industry also continues to face increased pressure from natural disasters, driven by climate change and urbanization, which are contributing to higher concentrations of exposure in catastrophe‑prone areas and more volatile loss experience.

At the January 1, 2026 renewals, market conditions softened further, supported by increased capital and strong reinsurer returns that increased competitive pressure. Reinsurance brokers reported significant risk‑adjusted rate reductions in property lines which experienced reduced losses, alongside greater choice in structures and, in some cases, improved terms. In casualty reinsurance, renewals continued to be influenced by concerns regarding elevated U.S. loss trends and loss development, including concerns on the continued pressures and uncertainty from social inflation and litigation dynamics. More broadly, economic inflation and social inflation remain key themes, with these pressures particularly pronounced in casualty lines given the sensitivity to claims severity, claims development and litigation outcomes. Rating agencies have noted that accelerated softening in property reinsurance pricing and continued challenges in the U.S. casualty market are to be expected, even as the sector is expected to remain profitable and generate returns that exceed its cost of capital. Management remains disciplined in its focus on underwriting profitability.

Investment Performance

Interest and dividends

	Interest income	Dividends	Investment expenses	Interest and dividends
2021	568.4	108.2	(35.8)	640.8
2022	873.5	140.4	(52.1)	961.8
2023	1,841.1	133.8	(78.7)	1,896.2
2024	2,346.6	262.9	(97.6)	2,511.9
2025	2,426.9	227.2	(80.1)	2,574.0

●	Consolidated interest and dividends increased from $2,511.9 in 2024 to $2,574.0 in 2025 (comprised of $2,241.5 (2024 - $2,224.6) earned in the property and casualty insurance and reinsurance operations investment portfolios, with the remainder earned in the Life insurance and Run-off, non-insurance companies and corporate and other investment portfolios), primarily reflecting higher interest income earned principally due to net purchases of other government bonds during 2024 and 2025 and investments related to Blizzard Vacatia during 2025. Dividends decreased from $262.9 in 2024 to $227.2 in 2025 as dividends received in 2024 included a dividend from the company’s holdings of Digit compulsory convertible preferred shares of $112.3 that was received following the completion of the initial public offering of Digit Insurance.
●	At December 31, 2025 the company’s insurance and reinsurance companies held portfolio investments of $70,017.9 (excluding Fairfax India’s portfolio of $2,125.0), of which $8,979.2 was in cash and short term investments representing 12.8% of those portfolio investments.
●	At December 31, 2025 the company’s fixed income portfolio is conservatively positioned with effectively 75% of the fixed income portfolio invested in government bonds, 14% in high quality corporate bonds, primarily short-dated, and 11% in first mortgage loans.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Share of profit (loss) of associates

	Insurance and reinsurance associates and joint ventures				Non-insurance associates and joint ventures
										Share of
		Gulf	All							profit
	Eurolife(1)	Insurance (2)	other	Total	Eurobank	Resolute	Poseidon(3)	All other	Total	of associates
2021	14.3	55.5	2.8	72.6	162.3	75.9	69.5	21.7	329.4	402.0
2022(4)	—	60.7	(22.6)	38.1	263.0	159.0	258.2	304.1	984.3	1,022.4
2023	—	42.6	38.1	80.7	437.7	—	149.6	354.2	941.5	1,022.2
2024	—	—	57.7	57.7	515.0	—	212.6	171.0	898.6	956.3
2025	—	—	66.9	66.9	474.1	—	286.9	(11.8)	749.2	816.1

(1)	Consolidated on July 14, 2021.
(2)	Consolidated on December 26, 2023.
(3)	Formerly Atlas Corp. during 2022 and 2021.
(4)	Restated for the adoption of IFRS 17 on January 1, 2023.

●	Share of profit of associates decreased to $816.1 in 2025 from $956.3 in 2024 primarily reflecting the consolidation of the company’s investment in Peak Achievement on December 20, 2024 (share of profit of nil compared to $57.0 in 2024, which principally reflected Peak Achievement’s sale of Rawlings Sporting Goods), decreased share of profit of Eurobank (share of profit of $474.1 compared to $515.0 in 2024) and the sale of Sigma on March 28, 2025 (share of loss of $7.4 compared to share of profit of $33.8 in 2024), partially offset by continued strong performance of Poseidon (share of profit of $286.9 compared to $212.6 in 2024).
●	Subsequent to December 31, 2025, on February 16, 2026 the company and Kennedy-Wilson Holdings, Inc. (“Kennedy Wilson”) entered into a definitive merger agreement pursuant to which Kennedy Wilson will be acquired, in an all cash-transaction, by a consortium led by William McMorrow, Chairman and Chief Executive Officer of Kennedy Wilson, and certain other senior executives of Kennedy Wilson, together with the company (collectively, the “Consortium”). Under the merger agreement, the Consortium will acquire all outstanding common shares of Kennedy Wilson not already owned by members of the Consortium for $10.90 per share in cash. Concurrent with the merger agreement, the company also committed to provide the Consortium with funding of up to $1.65 billion, principally to fund the transaction’s cash purchase price. The transaction is subject to customary closing conditions, including shareholder approvals, and is expected to close in the second quarter of 2026. A substantial proportion of the company’s current investments in first mortgage loans and investment property were originated through Kennedy Wilson platforms.

Refer to note 6 (Investments in Associates) to the consolidated financial statements for the year ended December 31, 2025 for additional details on transactions that were completed in 2025 with respect to the company’s investments in associates.

Net gains (losses) on investments

	Long equity exposures			Net gains (losses)
	and financial effects	Bonds	Other	on investments
2021	2,312.1	(260.9)	1,393.9	3,445.1
2022(1)	(243.8)	(1,086.1)	(243.3)	(1,573.2)
2023	1,217.6	714.1	17.8	1,949.5
2024	1,859.0	(731.3)	(60.5)	1,067.2
2025	3,050.1	385.4	(284.1)	3,151.4

(1)	Restated for the adoption of IFRS 17 on January 1, 2023.

●	Net gains on long equity exposures of $3,050.1 in 2025 were primarily comprised of net gains on common stocks ($1,491.2, which included a realized gain on partial disposition of Orla Mining of $228.1, of which $52.5 was recognized as unrealized gains in prior years), net gains of $840.6 on the company’s investment in long equity total return swaps on Fairfax subordinate voting shares with Canadian banks as counterparties, net gains on convertible bonds and preferred stocks ($178.7), a realized gain on the disposition of the company’s equity accounted investment in Sigma ($178.7) and realized gains on the partial disposition of the company’s equity accounted investment in Eurobank ($58.5).
●	Net gains on bonds of $385.4 in 2025 were primarily comprised of net gains on U.S. treasury bonds ($402.1), partially offset by net losses on corporate and other bonds ($142.4, principally related to U.S. corporate bonds). Net gains on bonds in 2025 were principally comprised of net unrealized gains driven by declines in short-to-mid dated U.S. treasury and certain other sovereign government bond yields during 2025.
●	Net losses on other of $284.1 in 2025 principally reflected net losses of $439.7 from fluctuations in foreign currency exchange rates primarily on the company’s investment portfolio.

Non-insurance companies

Operating income (loss) – Non-insurance companies

			Performance	Fairfax India
	Restaurants		fee expense	excluding impact of	Thomas Cook
	and retail(1)	Fairfax India(1)	(income)(2)	performance fee	India(1)	Other(1)(3)	Total
2021	86.5	(60.7)	85.2	24.5	(44.2)	11.4	78.2
2022	137.9	162.0	(36.4)	125.6	10.5	(89.1)	184.9
2023	91.5	75.6	69.4	145.0	35.0	(80.2)	191.3
2024	166.1	55.0	—	55.0	44.6	(24.3)	241.4
2025	228.4	82.1	—	82.1	43.9	43.0	397.4

(1)	As disclosed in note 23 (Segmented Information) to the relevant consolidated financial statements for the years ended December 31.
(2)	Relates to performance fees recorded by Fairfax India to be paid to the company pursuant to Fairfax India’s investment advisory agreement with the company. This intercompany fee is eliminated in the company’s consolidated financial reporting. Fairfax has earned $229.8 in performance fees from Fairfax India since Fairfax India’s inception in 2015, of which $119.6 was paid in subordinate voting shares of Fairfax India for the cumulative periods ended December 31, 2020 and $110.2 was paid in cash in the first quarter of 2024 for the cumulative periods ended December 31, 2023.
(3)	Includes primarily non-cash impairment charges on Boat Rocker of $108.6 in 2025, and non-cash goodwill impairment charges on Farmers Edge of $63.5 in 2023 and $133.4 in 2022.
●	Operating income of the non-insurance companies increased to $397.4 in 2025 from $241.4 in 2024, despite recording primarily non-cash impairment charges of $108.6 at Boat Rocker in relation to its strategic transaction with Blue Ant Media Inc. and certain members of Boat Rocker management that closed in the third quarter of 2025. The increase primarily reflected the acquisition of Sleep Country (October 1, 2024) in the Restaurants and retail operating segment, the consolidation of Peak Achievement (December 20, 2024) in the Other operating segment and higher operating income at Fairfax India reflecting increased share of profit of associates.
●	The company’s investments in non-insurance associates and market traded consolidated non-insurance subsidiaries are primarily held in the insurance and reinsurance companies’ investment portfolios and are managed and reviewed by management as part of portfolio investment performance. The pre-tax excess increased significantly to $3,139.6 at December 31, 2025 from $1,480.5 at December 31, 2024 with $1,426.1 of that increase related to publicly traded Eurobank. Refer to the heading “Financial Condition” within this section of the MD&A for further details.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Financial Condition

	Holding company	Total debt to total
	cash and	capital, excluding	Excess	Net earnings
	investments, net	consolidated	(deficiency) of	attributable to	Common	Book value	Closing
	of derivative	non-insurance	fair value over	shareholders	shareholders’	per basic	share price
	obligations	companies(1)	carrying value (2)	of Fairfax	equity	share	in Cdn$
2021(3)	1,446.2	24.1%	346.4	3,401.1	15,199.8	636.89	622.24
2022(4)	1,326.4	23.7%	310.0	3,374.2	17,780.3	762.28	802.07
2023	1,749.1	23.1%	1,006.0	4,381.8	21,615.0	939.65	1,222.51
2024	2,502.1	24.8%	1,480.5	3,874.9	22,959.8	1,059.60	2,000.00
2025	2,716.9	26.2%	3,139.6	4,772.4	26,282.6	1,260.19	2,615.89

% change 2025 over 2024						18.9%	30.8%
% change 2025 over 2021						97.9%	320.4%

(1)	Excludes borrowings at the consolidated non-insurance companies, as those are non-recourse to the holding company, and non-controlling interests of the consolidated non-insurance companies.
(2)	Excess (deficiency) of fair value over carrying value of non-insurance associates and market traded consolidated non-insurance subsidiaries as disclosed in the Financial Condition section of this MD&A under the heading “Book Value Per Basic Share”.
(3)	Book value per basic share and common shareholders’ equity are restated as at January 1, 2022 for the adoption of IFRS 17 on January 1, 2023.
(4)	Restated for the adoption of IFRS 17 on January 1, 2023.
●	Maintaining an emphasis on financial soundness, the company held $2,724.9 of cash and investments at the holding company at December 31, 2025 compared to $2,502.7 at December 31, 2024, with its $2.0 billion unsecured revolving credit facility undrawn and an additional $2.2 billion, at fair value, of investments in associates and consolidated non-insurance companies owned by the holding company.
●	The holding company expects to continue to receive investment management and administration fees and dividends from its insurance and reinsurance subsidiaries, and investment income on its holdings of cash and investments. In 2025 the holding company received dividends from the insurance and reinsurance companies of $1,678.1 (2024 - $1,955.6, inclusive of a dividend of $132.9 in an investment in associate owned by the holding company and presented outside of holding company cash and investments). Holding company cash and investments support the company’s decentralized structure and enables capital to be deployed efficiently to the company’s insurance and reinsurance companies.
●	On July 16, 2025 the company amended and extended its $2.0 billion unsecured revolving credit facility with a syndicate of lenders on substantially the same terms and extended the expiry from July 17, 2029 to July 16, 2030. The revolving credit facility contains certain financial covenants that require the company to maintain a ratio of consolidated debt to consolidated capitalization not exceeding 0.35:1 and consolidated shareholders’ equity of not less than $11.5 billion, both calculated as defined in such financial covenants.
●	The company’s property and casualty insurance and reinsurance companies continue to maintain capital well above minimum regulatory levels, at levels adequate to support their issuer credit and financial strength ratings, and above internally calculated risk management levels. Refer to the Financial Condition section of this MD&A under the heading “Capital Resources and Management” for details of the financial strength ratings of the company’s property and casualty insurance and reinsurance operating companies.

●	The company’s consolidated total debt to total capital ratio, excluding consolidated non-insurance subsidiaries, increased to 26.2% at December 31, 2025 from 24.8% at December 31, 2024, reflecting increased total debt (principally the issuances of unsecured senior notes described in note 15 (Borrowings) to the consolidated financial statements for the year ended December 31, 2025) and redemptions of the company’s Series E, F, G, H, I, J and M preferred shares, partially offset by increased common shareholders’ equity as described below.
●	Net proceeds from 2024 and 2025 issuances of unsecured senior notes were used in part to redeem various series of the company's preferred shares (described in note 16 (Total Equity) to the consolidated financial statements for the year ended December 31, 2025), which decreased preferred share dividends paid during 2025 to $24.5 from $48.6 in 2024.
●	Subsequent to December 31, 2025, on February 27, 2026 the company completed offerings of $291.8 (Cdn$400.0) principal amount of 4.40% unsecured senior notes due 2036 and an additional $182.4 (Cdn$250.0) principal amount of its previously issued 5.10% unsecured senior notes due 2055, for net proceeds of $290.3 and $180.4, respectively.
●	At December 31, 2025 the excess of fair value over carrying value of investments in non-insurance associates and market traded consolidated non-insurance subsidiaries was $3,139.6 compared to an excess of fair value over carrying value at December 31, 2024 of $1,480.5, with the pre-tax excess of $3,139.6 not reflected in the company’s book value per basic share, but regularly reviewed by management as an indicator of investment performance. The company’s investments in non-insurance associates accounted for $2,456.8 of the pre-tax excess, principally attributable to Eurobank ($1,974.8) and Poseidon ($594.0), and the company’s market traded consolidated non-insurance subsidiaries accounted for $682.8, primarily related to Thomas Cook India ($274.5) and Fairfax India ($248.6).
●	Common shareholders’ equity increased by $3,322.8 to $26,282.6 at December 31, 2025 from $22,959.8 at December 31, 2024, primarily reflecting:
●	record net earnings attributable to shareholders of Fairfax of $4,772.4, and
●	other comprehensive income of $424.6, or approximately $20 per common share, primarily related to unrealized foreign currency translation gains net of hedges due to the strengthening of various currencies against the U.S. dollar. The company views these unrealized foreign currency movements as market fluctuations similar to unrealized gains or losses on its equity and fixed income portfolios; partially offset by
●	purchases of 1,006,535 subordinate voting shares for cancellation for cash consideration of $1,625.2, or $1,615 per share, and
●	payments of common and preferred share dividends of $368.1.
●	Book value per basic share was $1,260.19 at December 31, 2025 compared to $1,059.60 at December 31, 2024, representing an increase of 18.9% without adjustment for the $15.00 per common share dividend paid in the first quarter of 2025, or an increase of 20.5% adjusted to include that dividend. At December 31, 2025 there were 20,856,086 common shares effectively outstanding.
●	The company’s book value per basic share has increased 97.9% since 2021 while its share price in Canadian dollars has increased by 320.4%. The company will continue to be opportunistic in its purchases of subordinate voting shares for cancellation but not at the expense of supporting growth at the insurance and reinsurance companies and maintaining strong issuer credit and financial strength ratings at the holding company and insurance and reinsurance companies. Fairfax has purchased 5,837,156 subordinate voting shares for cancellation from the first quarter of 2019 up to December 31, 2025, at a cost of $4,963.8, or an average price of $850 per share, a significant benefit to Fairfax’s long term shareholders as the total number of subordinate voting shares (excluding changes in subordinate voting shares reserved in treasury for share-based payment awards) has decreased by 21.1% over that period.
●	Subsequent to December 31, 2025, the company purchased for cancellation 226,694 subordinate voting shares under the terms of its normal course issuer bids at a cost of $384.0.

FAIRFAX FINANCIAL HOLDINGS LIMITED

●	Information on the company’s 2025 Environmental, Social and Governance (“ESG”) report can be accessed from the company’s website www.fairfax.ca. The information contained in the ESG report does not form part of this MD&A and is expressly not incorporated by reference herein.

Business Developments

The following narrative sets out the company’s key business developments, by reporting segment, in 2025 and 2024, and subsequent to December 31, 2025. For details, refer to note 6 (Investments in Associates), note 16 (Total Equity) and note 21 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2025.

Global Insurers and Reinsurers

On December 13, 2024 the company increased its ownership interest in Brit from 86.2% to 100% by exercising a call option to acquire the minority interest from OMERS.

On January 1, 2025 Ki completed the separation from its parent company Brit.

International Insurers and Reinsurers

On February 18, 2024, in accordance with the regulations of the Capital Markets Authority of Kuwait, the company initiated a mandatory tender offer for the remaining 9.99% equity interest in Gulf Insurance which closed on April 25, 2024 and resulted in the company increasing its equity interest in Gulf Insurance from 90.0% to 97.1% for cash consideration of $126.7.

Life insurance and Run-off

On October 13, 2025 the company announced that it had entered into a term sheet with Eurobank pursuant to which Eurobank will acquire the company’s 80.0% equity interest in the life insurance operations of Eurolife (the “Eurolife Life Operations”) for cash consideration of approximately $955 (€813.0), which is expected to result in an estimated pre-tax gain on closing of approximately $350, inclusive of an expected decrease in carrying value of the company’s redemption liability on non-controlling interests of Eurolife and foreign currency translation gains of approximately $25 that will be reclassified from accumulated other comprehensive income (loss) to the consolidated statement of earnings. The estimated pre-tax gain will be affected prior to closing by market value changes in the investment portfolio of the Eurolife Life Operations and by the company’s expected purchase of certain investments in that portfolio. The company will continue to maintain its 80.0% equity interest in Eurolife General, the property and casualty insurance business operated by Eurolife. Concurrently, the company will purchase a 45.0% equity interest in Eurobank’s Cyprus non-life insurance company ERB Asfalistiki (“ERBA”) for cash consideration of approximately $69 (€59.0), with an option to acquire the remainder of ERBA in the future. The proposed transactions are subject to entry into definitive agreements and customary closing conditions and are expected to close in the second quarter of 2026. The assets and liabilities of the Eurolife Life Operations are presented as held for sale on the company’s consolidated balance sheet at December 31, 2025.

Non-insurance companies

Restaurants and retail

During 2025 Recipe repurchased and cancelled its common shares not owned by Fairfax, which increased Fairfax's ownership interest in Recipe from 84.0% to 100.0%.

During 2025 the company, through a subsidiary holding company, acquired the units of The Keg Royalties Income Fund (“The Keg Fund”) that it did not already own, completed a re-organization whereby its subsidiary Keg Restaurants Ltd., which was held through Recipe, amalgamated with the acquirer of The Keg Fund, and the amalgamated entity was renamed Keg Restaurants Ltd. (“The Keg”). The company then partnered with a strategic third party who assumed operational control of The Keg by subscribing for shares and entering into a shareholders agreement, resulting in the company deconsolidating the assets and liabilities of The Keg and recording its retained interest as an investment in associate.

On October 1, 2024 the company acquired all of the issued and outstanding common shares of Sleep Country Canada Holdings Inc. (“Sleep Country”) for purchase consideration of $880.6 (Cdn$1.2 billion) or Cdn$35.00 per common share. The purchase consideration was comprised of cash of $562.7 (Cdn$759.9) and new non-recourse borrowings of $317.9 (Cdn$429.2) by a newly formed purchasing entity, which amalgamated with Sleep Country upon close. On January 1, 2025 Sleep Country Canada Holdings Inc. amalgamated with its subsidiary Sleep Country Canada Inc., with the amalgamated entity renamed Sleep Country Canada Inc. (“Sleep Country”).

Other

Subsequent to December 31, 2025, on February 27, 2026 AGT filed a prospectus with Canadian securities regulatory authorities in respect of a Cdn$449.5 offering of its common shares, consisting of a Cdn$425.0 treasury issuance and a Cdn$24.5 secondary sale, at a price of Cdn$23.00 per common share (the “Offering”). Neither Fairfax nor AGT’s CEO are selling any common shares in the Offering. The company holds warrants to purchase an aggregate Cdn$340.0 of AGT common shares at Cdn$22.50 per share and also holds a Cdn$340.0 loan to AGT. Immediately prior to closing of the Offering the company will exercise its warrants and the proceeds will be used by AGT to repay the principal amount of the loan. Concurrent with the closing of the Offering, the company will purchase Cdn$200.0 of AGT common shares at Cdn$23.00 per share in a private placement and will continue to have a controlling equity interest in AGT.

On August 1, 2025 Blue Ant Media Inc. (“Blue Ant”) became a public company via a reverse take-over of Boat Rocker, pursuant to which Boat Rocker acquired all shares of Blue Ant by exchanging 1.25 Boat Rocker shares for each share of Blue Ant. Concurrently, Boat Rocker sold certain of its production and distribution assets to a privately owned company controlled by certain members of Boat Rocker’s management. Prior to transaction close Boat Rocker had recorded impairment charges of $108.6 during 2025. Upon closing, Boat Rocker was renamed Blue Ant Media Corporation (“Blue Ant Media”) and the company deconsolidated the assets and liabilities of Blue Ant Media and recorded its retained interest at FVTPL within portfolio investments in the company’s consolidated balance sheet.

On December 20, 2024 the company increased its equity interest in Peak Achievement Athletics Inc. (“Peak Achievement”) to 100.0% by acquiring the 42.6% equity interest owned by Sagard Holdings Inc. and the 14.8% equity interest owned by other minority shareholders for purchase consideration of $765.0, comprised of new non-recourse borrowings of $339.0 (by a newly formed purchasing entity, which amalgamated with Peak Achievement upon close), the company’s existing 42.6% equity interest in Peak Achievement with a fair value of $325.7 and cash consideration of $100.3.

On November 29, 2024 the company increased its equity interest in Meadow Foods Limited (“Meadow Foods”) to 93.2% for purchase consideration of $333.1, comprised of the company’s existing equity interest in Meadow Foods with a fair value of $250.5 (£197.1, which approximated carrying value) and additional consideration of $82.6 (£65.0).

Sources of Income

Income for the most recent three years was comprised as follows:

	2025	2024	2023
Insurance revenue:
North American Insurers	9,150.2	8,731.8	8,077.7
Global Insurers and Reinsurers	16,222.0	15,513.0	15,480.2
International Insurers and Reinsurers	5,969.5	6,629.7	3,241.4
Property and Casualty Insurance and Reinsurance	31,341.7	30,874.5	26,799.3
Life insurance and Run-off	253.3	189.6	135.5
Consolidated Insurance revenue	31,595.0	31,064.1	26,934.8
Interest and dividends	2,574.0	2,511.9	1,896.2
Share of profit of associates	816.1	956.3	1,022.2
Net gains on investments	3,151.4	1,067.2	1,949.5
Non-insurance revenue(1)	8,537.6	6,682.8	6,614.5
Total income	46,674.1	42,282.3	38,417.2

(1)	Represents revenue earned by the non-insurance companies, which is comprised primarily of the revenue earned by the Restaurants and retail operating segment (comprised of Recipe, Sporting Life Group and Sleep Country (consolidated on October 1, 2024)), Thomas Cook India and its subsidiaries (including Sterling Resorts), Fairfax India and its subsidiaries, and the Other operating segment (comprised of AGT, Boat Rocker (deconsolidated on August 1, 2025), Dexterra Group, Farmers Edge and Grivalia Hospitality, and also includes Meadow Foods (consolidated on November 29, 2024) and Peak Achievement (consolidated on December 20, 2024) in 2025.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Year ended December 31, 2025 compared to year ended December 31, 2024

Income of $46,674.1 in 2025 increased from $42,282.3 in 2024 principally reflecting higher net gains on investments, growth in non-insurance revenue and insurance revenue and a modest increase in interest and dividends, partially offset by a decrease in share of profit of associates.

The increase in insurance revenue in 2025 of $530.9 or 1.7% principally reflected increased premium volumes within the Global Insurers and Reinsurers reporting segment (reflecting increased premium volume at each of the companies within the reporting segment) and within the North American Insurers reporting segment (reflecting increased premium volumes at Crum & Forster and Zenith National, partially offset by decreased premium volume at Northbridge). The increased insurance revenue in 2025 was partially offset by decreased insurance revenue at the International Insurers and Reinsurers reporting segment (principally reflecting lower insurance revenue at Gulf Insurance). Refer to the Components of Net Earnings section of this MD&A for details by reporting segment.

A detailed analysis of consolidated interest and dividends, share of profit of associates and net gains on investments in 2025 and 2024 is provided in the Investments section of this MD&A.

The increase in non-insurance revenue to $8,537.6 in 2025 from $6,682.8 in 2024 primarily reflected the consolidations of Meadow Foods (November 29, 2024) and Peak Achievement (December 20, 2024) in the Other operating segment, and the acquisition of Sleep Country (October 1, 2024) in the Restaurants and retail operating segment, partially offset by decreased revenue at AGT and the deconsolidation of Boat Rocker (August 1, 2025) in the Other operating segment. Refer to the Components of Net Earnings section of this MD&A under the heading “Non-insurance companies” for additional details on non-insurance revenue in 2025 and 2024.

Year ended December 31, 2024 compared to year ended December 31, 2023

Income of $42,282.3 in 2024 increased from $38,417.2 in 2023 principally reflecting growth in insurance revenue, increased interest and dividends and modest growth in non-insurance revenue, partially offset by lower net gains on investments and a decrease in share of profit of associates.

The increase in insurance revenue in 2024 of $4,129.3 or 15.3% principally reflected the consolidation of Gulf Insurance on December 26, 2023, which contributed $3,259.8 in 2024 to the insurance revenue of the company’s property and casualty insurance and reinsurance reporting segments, inclusive of the effects of accounting for acquired insurance contracts. Excluding the impact of consolidating Gulf Insurance’s insurance revenue in 2024, insurance revenue increased by 3.2%, reflecting increased premium volumes at each of the company’s property and casualty insurance and reinsurance reporting segments. Refer to the Components of Net Earnings section of this MD&A for details by reporting segment.

Interest and dividends increased significantly to $2,511.9 in 2024 from $1,896.2 in 2023 primarily reflecting higher interest income earned, principally reflecting higher sovereign bond yields throughout 2023 and the first half of 2024, portfolio repositioning (including net purchases of Canadian government bonds and U.S. treasury bonds during 2023 and net purchases of first mortgage loans, other government and corporate and other bonds during 2023 and 2024) and a dividend of $112.3 from the company’s holdings of Digit compulsory convertible preferred shares, resulting in an increased pre-tax yield earned of 3.80% in 2024 compared to 3.15% in 2023.

Share of profit of associates in 2024 of $956.3 primarily reflected continued improvement in the company’s underlying investments in Eurobank (share of profit of $515.0 compared to $437.7 in 2023), Poseidon (share of profit of $212.6 compared to $149.6 in 2023), Quess (share of profit of $10.4 compared to share of loss of $47.0 in 2023 which included a non-cash impairment charge of $52.8) and Peak Achievement (share of profit of $57.0, principally reflecting its sale of Rawlings Sporting Goods, compared to $23.3 in 2023), partially offset by decreased share of profit of EXCO ($39.6 compared to $129.1 in 2023) and share of loss from Fairfax India’s investment in Sanmar ($72.7 compared to share of profit of $0.6 in 2023).

Net gains on investments of $1,067.2 in 2024 principally reflected net gains on long equity exposures of $1,859.0 (primarily reflecting net gains of $1,033.5 on the company’s investment in long equity total return swaps on Fairfax subordinate voting shares, where the counterparties are Canadian banks, a realized gain on the disposition of the company’s equity accounted investment in Stelco, net gains on common stocks and a realized remeasurement gain on consolidation of Peak Achievement), partially offset by net losses on bonds of $731.3 (primarily reflecting net losses on U.S. treasury bonds, U.S. treasury bond forward contracts, Brazilian government bonds and corporate and other bonds (principally related to U.S. corporate bonds)) and other net losses of $60.5 (principally reflecting unrealized losses on the company’s holdings of Digit compulsory convertible preferred shares, partially offset by net gains on other preferred share investments and other funds). Net gains on investments of $1,949.5 in 2023 principally reflected net gains on long equity exposures of $1,217.6 (primarily reflecting net gains on common stocks and long equity total return swaps and realized gains on partial disposition of IIFL Finance and AVLNs entered with RiverStone Barbados), net gains on bonds of $714.1 (primarily reflecting net gains on U.S. treasury bonds, U.S. treasury bond forward contracts, corporate and other bonds and Greek government bonds) and net gains on other of $136.6, partially offset by foreign currency net losses of $118.8.

The modest increase in non-insurance revenue to $6,682.8 in 2024 from $6,614.5 in 2023 principally reflected the acquisition of Sleep Country (October 1, 2024) and the benefit its revenue contributed to the Restaurants and retail operating segment and higher business volume at AGT, partially offset by lower business volume at Boat Rocker.

Net Premiums Written by Reporting Segment

Net premiums written represents gross premiums written less amounts ceded to reinsurers and is considered a measure of the new business volume and insurance risk that the company has chosen to retain from new business generated. These measures are used in the insurance industry and by the company primarily to evaluate business volumes, including related trends, and the management of insurance risk. The table below presents third party net premiums written for the property and casualty insurance and reinsurance operations.

			% change
			year-over-
Net Premiums Written	2025	2024	year
North American Insurers	7,638.5	7,201.6	6.1
Global Insurers and Reinsurers	14,377.4	14,100.9	2.0
International Insurers and Reinsurers	4,312.8	4,033.1	6.9
Property and Casualty Insurance and Reinsurance	26,328.7	25,335.6	3.9

North American Insurers’ net premiums written increased by 6.1% in 2025, primarily reflecting increased business volumes at Crum & Forster (primarily accident and health and surplus and specialty lines of business) and continued rate increases across key lines of business, as well as increased business volumes at Zenith National (primarily workers’ compensation business), partially offset by decreased net premiums written at Northbridge (primarily lower business volumes in the personal and transportation lines of business and the strengthening of the U.S. dollar relative to the Canadian dollar, measured using average foreign exchange rates).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Global Insurers and Reinsurers’ net premiums written increased by 2.0% in 2025, primarily reflecting increases across each of the operating companies within the reporting segment. Growth was supported by Brit (reflecting growth in property treaty reinsurance and insurance lines of business), Odyssey Group (driven by growth in U.S. property and casualty treaty business, including reinstatement premiums related to the California wildfires), and Allied World (with growth in all its segments, notably U.S. Reinsurance and Global Markets), along with growth at Ki. The increase in net premiums written was partially offset by a modest decline in Allied World’s average retention, reflecting changes in Allied World’s mix of business written and higher reinsurance utilization in its Global Markets insurance segment.

International Insurers and Reinsurers’ net premiums written increased by 6.9% in 2025, principally reflecting higher net premiums written across most operating companies in the segment, including increases at Fairfax Central and Eastern Europe (primarily in motor, property, consumer, casualty, and accident and health lines of business), Fairfax Asia (including growth at Singapore Re and Pacific Insurance), and Bryte Insurance (increases across all lines of business), along with increased retention of business at Fairfax Asia and Gulf Insurance. The increase in net premiums written was partially offset by a decline in gross premiums written at Gulf Insurance (primarily due to the termination of a significant insurance contract in the third quarter of 2024 that had been experiencing diminishing performance, partially offset by increases in motor and medical lines of business).

Net Insurance Revenue by Geographic Region

Net insurance revenue is a measure of underwriting activity that is calculated as insurance revenue (2025 - $31,595.0; 2024 - $31,064.1) less cost of reinsurance (2025 - $5,522.1; 2024 - $6,197.7), both as presented in the consolidated statement of earnings. Net insurance revenue on a third party basis by geographic region for the years ended December 31 were as follows:

					Middle East		Other
	Canada		United States		and Asia(1)		International(2)		Total
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Property and Casualty Insurance and Reinsurance - net insurance revenue
North American Insurers	2,234.0	2,277.8	5,574.4	5,220.2	1.6	3.1	28.7	40.3	7,838.7	7,541.4
Global Insurers and Reinsurers	304.3	324.9	9,680.3	9,062.9	866.5	846.0	3,056.3	2,794.4	13,907.4	13,028.2
International Insurers and Reinsurers	0.6	0.3	0.9	3.6	2,365.3	2,590.7	1,746.2	1,539.8	4,113.0	4,134.4
	2,538.9	2,603.0	15,255.6	14,286.7	3,233.4	3,439.8	4,831.2	4,374.5	25,859.1	24,704.0
Life insurance and Run-off	—	—	32.3	10.5	30.7	19.3	150.8	132.6	213.8	162.4
Net insurance revenue(3)	2,538.9	2,603.0	15,287.9	14,297.2	3,264.1	3,459.1	4,982.0	4,507.1	26,072.9	24,866.4

Distribution of net insurance revenue	9.7%	10.5%	58.7%	57.5%	12.5%	13.9%	19.1%	18.1%	100.0%	100.0%

(1)	The Middle East and Asia geographic segment is primarily comprised of countries that Gulf Insurance, based in Kuwait, operates in through its subsidiaries across the MENA region, and countries throughout Asia, including Japan, India, Sri Lanka, Malaysia, Singapore, Indonesia, China and Thailand.
(2)	The Other International geographic segment is primarily comprised of countries located in South America, Europe, Africa and Oceania.
(3)	Insurance revenue less cost of reinsurance.

Canada

Net insurance revenue in the Canada geographic region decreased by 2.5% from $2,603.0 in 2024 to $2,538.9 in 2025 primarily reflecting the weakening of the Canadian dollar measured using average foreign exchange rates, principally at Northbridge.

United States

Net insurance revenue in the United States geographic region increased by 6.9% from $14,297.2 in 2024 to $15,287.9 in 2025 principally reflecting growth at Crum & Forster (primarily accident and health and surplus and specialty lines of business), Odyssey Group (primarily commercial property reinsurance and liability reinsurance and insurance lines of business) and Brit (reflecting growth in property treaty reinsurance and insurance lines of business).

Middle East and Asia

Net insurance revenue in the Middle East and Asia geographic region decreased by 5.6% from $3,459.1 in 2024 to $3,264.1 in 2025 principally reflecting decreases at Gulf Insurance due to the absence of acquisition accounting adjustments for acquired contracts recognized in 2024 and the termination of a significant insurance contract in the third quarter of 2024 that had been experiencing diminishing performance.

Other International

Net insurance revenue in the Other International geographic region increased by 10.5% from $4,507.1 in 2024 to $4,982.0 in 2025 primarily reflecting growth in Europe at Brit and Allied World and at Fairfax Central and Eastern Europe, and growth at Bryte Insurance and Fairfax Latin America.

Net Insurance Revenue by Product Line

Net insurance revenue on a third party basis by product line for the years ended December 31 were as follows:

	Property		Casualty		Specialty		Total
	2025	2024	2025	2024	2025	2024	2025	2024
Property and Casualty Insurance and Reinsurance - net insurance revenue
North American Insurers	2,068.7	2,070.8	5,339.9	5,010.4	430.1	460.2	7,838.7	7,541.4
Global Insurers and Reinsurers	5,043.4	4,713.9	7,661.7	7,263.4	1,202.3	1,050.9	13,907.4	13,028.2
International Insurers and Reinsurers	1,895.4	1,739.7	1,541.9	1,455.3	675.7	939.4	4,113.0	4,134.4
	9,007.5	8,524.4	14,543.5	13,729.1	2,308.1	2,450.5	25,859.1	24,704.0
Life insurance and Run-off	1.4	—	30.9	10.5	181.5	151.9	213.8	162.4
Net insurance revenue(1)	9,008.9	8,524.4	14,574.4	13,739.6	2,489.6	2,602.4	26,072.9	24,866.4

Distribution of net insurance revenue	34.6%	34.3%	55.9%	55.2%	9.5%	10.5%	100.0%	100.0%

(1)	Insurance revenue less cost of reinsurance.

Property

Net insurance revenue in the property line of business increased by 5.7% from $8,524.4 in 2024 to $9,008.9 in 2025, primarily reflecting growth at Brit (primarily property treaty reinsurance and insurance lines of business), Odyssey Group (primarily U.S. property treaty business, including reinstatement premiums related to the California wildfires), and Allied World (primarily within the Global Markets and the North American property and energy segments).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Casualty

Net insurance revenue in the casualty line of business increased by 6.1% from $13,739.6 in 2024 to $14,574.4 in 2025, principally reflecting growth at Crum & Forster (primarily accident and health and commercial auto lines of business), Brit (primarily reflecting growth in casualty reinsurance lines of business), Odyssey Group (primarily professional liability and Hudson liability and package lines of business), and Allied World (primarily North American reinsurance lines of business), partially offset by a decline at Northbridge (primarily motor lines of business).

Specialty

Net insurance revenue in the specialty line of business decreased by 4.3% from $2,602.4 in 2024 to $2,489.6 in 2025, primarily reflecting a decline at Gulf Insurance as a result of the effects of accounting for acquired contracts in 2024, partially offset by growth at Odyssey Group (primarily credit and surety lines of business), Brit (primarily marine and credit lines of business) and Fairfax Latin America (primarily in Colombia).

Sources of Net Earnings

The table below presents the company’s net earnings, net earnings per share and diluted share, and the cash dividends paid per share for the years ended December 31, 2025, 2024 and 2023.

	2025	2024	2023
Net earnings	5,283.8	4,262.9	5,094.9

Attributable to:
Shareholders of Fairfax	4,772.4	3,874.9	4,381.8
Non-controlling interests	511.4	388.0	713.1
	5,283.8	4,262.9	5,094.9

Net earnings per share	$230.07	$173.41	$186.87
Net earnings per diluted share	$213.78	$160.56	$173.24
Cash dividends paid per share	$15.00	$15.00	$10.00

The table which follows presents the sources of the company’s net earnings for the years ended December 31, 2025 and 2024 using amounts presented in note 23 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2025, set out in a format the company believes assists in understanding the composition and management of the company. The table shows separately the combined ratios, discounted and undiscounted, and insurance service result for each of the Property and Casualty Insurance and Reinsurance reporting segments. Operating income (loss) as presented for the Property and Casualty Insurance and Reinsurance reporting segments, Life insurance and Run-off and the Non-insurance companies includes interest and dividends and share of profit of associates, and excludes net gains on investments which are considered a less predictable source of investment income. Also excluded from operating income (loss) is net finance expense from insurance contracts and reinsurance contract assets held which represents the effects of the time value of money, including changes in discount rates.

	2025	2024
Combined ratios, discounted - Property and Casualty Insurance and Reinsurance
North American Insurers	85.5%	85.3%
Global Insurers and Reinsurers	82.5%	76.6%
International Insurers and Reinsurers	85.6%	89.1%
Consolidated	83.9%	81.4%

Combined ratios, undiscounted - Property and Casualty Insurance and Reinsurance
North American Insurers	93.8%	93.7%
Global Insurers and Reinsurers	92.1%	91.0%
International Insurers and Reinsurers	94.7%	97.3%
Consolidated	93.0%	92.7%

Sources of net earnings
Operating income - Property and Casualty Insurance and Reinsurance:
Insurance service result:
North American Insurers	1,128.9	1,101.1
Global Insurers and Reinsurers	2,413.4	3,037.4
International Insurers and Reinsurers	608.8	463.6
Insurance service result	4,151.1	4,602.1
Other insurance operating expenses	(1,043.1)	(1,038.1)
Interest and dividends	2,241.5	2,224.6
Share of profit of associates	571.7	745.1
Operating income - Property and Casualty Insurance and Reinsurance	5,921.2	6,533.7
Operating loss - Life insurance and Run-off	(213.7)	(92.1)
Operating income - Non-insurance companies	397.4	241.4
Net finance expense from insurance contracts and reinsurance contract assets held	(1,836.8)	(1,279.9)
Net gains on investments	3,151.4	1,067.2
Interest expense	(821.9)	(649.0)
Corporate overhead and other	(157.3)	(182.8)
Earnings before income taxes	6,440.3	5,638.5
Provision for income taxes	(1,156.5)	(1,375.6)
Net earnings	5,283.8	4,262.9

Attributable to:
Shareholders of Fairfax	4,772.4	3,874.9
Non-controlling interests	511.4	388.0
	5,283.8	4,262.9

FAIRFAX FINANCIAL HOLDINGS LIMITED

The company reported net earnings attributable to shareholders of Fairfax of  $4,772.4 (net earnings of  $230.07 per share and $213.78 per diluted share) in 2025 compared to net earnings of  $3,874.9 (net earnings of  $173.41 per share and $160.56 per diluted share) in 2024. The increase in profitability in 2025 principally reflected higher net gains on investments, decreased provision for income taxes and increased operating income from non-insurance companies, partially offset by increased net finance expense from insurance contracts and reinsurance contract assets held, and decreased insurance service result and share of profit of associates.

The table below presents the insurance service result for the property and casualty insurance and reinsurance operations reconciled to underwriting profit, a key performance measure used by the company and the property and casualty industry in which it operates. The reconciling adjustments are principally (i) other insurance operating expenses, as presented in the consolidated statement of earnings, (ii) the effects of discounting losses and ceded losses on claims recorded in the period and (iii) the effects of changes in the risk adjustment and other, the latter two of which are included in insurance service expenses and recoveries of insurance service expenses in the consolidated statement of earnings. Other insurance operating expenses are deducted from insurance service result in deriving underwriting profit as the company measures the performance of management at all property and casualty insurance and reinsurance operations in the decentralized structure on disciplined underwriting profitability which includes prudent management of all expenses incurred, including those that are not considered directly attributable to insurance contracts.

	Property and Casualty Insurance and Reinsurance
	2025				2024
	North	Global	International		North	Global	International
	American	Insurers and	Insurers and		American	Insurers and	Insurers and
	Insurers	Reinsurers	Reinsurers	Total	Insurers	Reinsurers	Reinsurers	Total
Insurance service result	1,128.9	2,413.4	608.8	4,151.1	1,101.1	3,037.4	463.6	4,602.1
Other insurance operating expenses	(322.6)	(427.4)	(293.1)	(1,043.1)	(318.7)	(434.6)	(284.8)	(1,038.1)
Discounting of losses and ceded losses on claims recorded in the period	(408.2)	(1,091.5)	(121.9)	(1,621.6)	(386.6)	(1,138.2)	(142.7)	(1,667.5)
Changes in the risk adjustment and other(1)	61.6	243.3	25.3	330.2	51.3	(224.0)	67.6	(105.1)
Underwriting profit	459.7	1,137.8	219.1	1,816.6	447.1	1,240.6	103.7	1,791.4
Interest and dividends	538.7	1,343.1	359.7	2,241.5	512.9	1,259.4	452.3	2,224.6
Share of profit of associates	51.2	371.6	148.9	571.7	143.1	450.3	151.7	745.1
Adjusted operating income	1,049.6	2,852.5	727.7	4,629.8	1,103.1	2,950.3	707.7	4,761.1
Combined ratio, discounted	85.5%	82.5%	85.6%	83.9%	85.3%	76.6%	89.1%	81.4%
Combined ratio, undiscounted	93.8%	92.1%	94.7%	93.0%	93.7%	91.0%	97.3%	92.7%

(1)	Other primarily reflects differences in reserving methodology and other underwriting-related adjustments in the Global Insurers and Reinsurers reporting segment included within underwriting profit.

Insurance Service Result - Property and Casualty Insurance and Reinsurance

The decrease in the insurance service result of the property and casualty insurance and reinsurance operations in 2025 of $451.0 or 9.8% was driven by the decreased profitability of the Global Insurers and Reinsurers reporting segment, reflecting increased current period catastrophe losses, principally from the California wildfires (as set out in the table below in the underwriting profit section) and increased net insurance service expenses at each of the operating companies within the reporting segment, partially offset by increased net insurance revenue at each of the operating companies within the reporting segment. The decrease in the insurance service result of the Global Insurers and Reinsurers reporting segment was partially offset by increases at the International Insurers and Reinsurers reporting segment (principally Gulf Insurance and Fairfax Central and Eastern Europe) and the North American Insurers reporting segment (principally Northbridge and Crum & Forster).

Refer to the Components of Net Earnings section of this MD&A for additional details by reporting segment.

Underwriting Profit - Property and Casualty Insurance and Reinsurance

The company’s property and casualty insurance and reinsurance operations produced record underwriting profit of $1,816.6 (undiscounted combined ratio of 93.0%) in 2025 compared to $1,791.4 (undiscounted combined ratio of 92.7%) in 2024, primarily reflecting growth in business volumes and higher net favourable prior year reserve development of $751.5 or 2.9 combined ratio points (2024 - $593.6 or 2.4 combined ratio points), partially offset by increased current period catastrophe losses of $1,242.1 or 4.8 combined ratio points (2024 - $1,099.3 or 4.5 combined ratio points).

The following table presents the components of the company’s undiscounted combined ratios, a key performance measure of underwriting profit, for the years ended December 31, 2025 and 2024:

Property and Casualty Insurance and Reinsurance	2025	2024
Underwriting profit	1,816.6	1,791.4

Losses on claims - accident year	64.6%	64.5%
Commissions	17.0%	16.4%
Underwriting expenses	14.3%	14.2%
Combined ratio, undiscounted - accident year	95.9%	95.1%
Net favourable prior year reserve development	(2.9)%	(2.4)%
Combined ratio, undiscounted - calendar year	93.0%	92.7%

Net favourable prior year reserve development, on an undiscounted basis, for the years ended December 31, 2025 and 2024 were comprised as follows:

Property and Casualty Insurance and Reinsurance	2025	2024
North American Insurers	(132.0)	(101.0)
Global Insurers and Reinsurers	(339.1)	(257.4)
International Insurers and Reinsurers	(280.4)	(235.2)
Net favourable prior year reserve development	(751.5)	(593.6)

Current period catastrophe losses, on an undiscounted basis, for the years ended December 31, 2025 and 2024 were comprised as follows:

	2025			2024
		Combined			Combined
	Losses(1)	ratio impact		Losses(1)	ratio impact
California wildfires	722.8	2.8		—	—
Hurricane Melissa	79.3	0.3		—	—
Hurricane Milton	—	—		235.3	1.0
Hurricane Helene	—	—		174.0	0.7
Canadian events(2)	—	—		142.1	0.6
Dubai floods	—	—		89.1	0.4
Other	440.0	1.7		458.8	1.8
Total catastrophe losses	1,242.1	4.8	points	1,099.3	4.5	points

(1)	Net of reinstatement premiums.
(2)	Comprised of the Calgary hailstorm, flooding in Ontario and Quebec and the Jasper wildfire.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The commission expense ratio increased to 17.0% in 2025 from 16.4% in 2024, primarily reflecting higher net average commissions across the Global Insurers and Reinsurers reporting segment, principally due to changes in the mix of business written. The commission expense ratio of the North American Insurers reporting segment also increased modestly, primarily due to higher commissions paid at Northbridge driven by business mix and higher contingent profit commission expense, partially offset by lower commission rates in Crum & Forster’s surplus and specialty line of business. The International Insurers and Reinsurers reporting segment was broadly unchanged year‑over‑year, as an increase at Fairfax Latin America was offset by improvements at Group Re and Fairfax Asia.

The underwriting expenses ratio increased slightly to 14.3% in 2025 from 14.2% in 2024, principally reflecting increases in the Global Insurers and Reinsurers reporting segment, particularly at Ki reflecting investments in technology and operations as Ki completed the separation from its parent company Brit on January 1, 2025. This was partially offset by a modest decrease in the North American Insurers reporting segment, primarily reflecting growth in net premiums earned relative to modest increases in underwriting expenses at Crum & Forster.

Operating loss - Life insurance and Run-off

The Life insurance and Run-off reporting segment reported an increased operating loss of $213.7 in 2025 compared to $92.1 in 2024, primarily reflecting increased net adverse prior year reserve development, on an undiscounted basis, at Run-off of $298.5 (2024 - $221.1) principally related to legacy claims comprised primarily of asbestos and other latent hazard claims.

Operating income – Non-insurance companies

Operating income of the non-insurance companies increased to $397.4 in 2025 from $241.4 in 2024. Excluding non-cash impairment charges of $108.6 recorded at Boat Rocker in relation to its strategic transaction with Blue Ant in 2025, non-insurance companies’ operating income increased to $506.0 in 2025 from $241.4 in 2024, primarily reflecting the acquisition of Sleep Country (October 1, 2024) in the Restaurants and retail operating segment, the consolidation of Peak Achievement (December 20, 2024) in the Other operating segment and higher operating income at Fairfax India reflecting increased share of profit of associates.

Net finance expense from insurance contracts and reinsurance contract assets held

Net finance expense from insurance contracts and reinsurance contract assets held was $1,836.8 in 2025 compared to $1,279.9 in 2024. The net finance expense during 2025 of $1,836.8 consisted of interest accretion resulting from claims progressing toward settlement of $1,392.9 (2024 - $1,481.3) and the effects of decreased discount rates at December 31, 2025 compared to December 31, 2024, on prior years’ net losses on claims of $443.9 (2024 - effects of increased discount rates at December 31, 2024 compared to December 31, 2023, on prior years’ net losses on claims of $201.4).

An analysis of net finance income (expense) from insurance contracts and reinsurance contract assets held for the years ended December 31, 2025 and 2024 is provided in the Overview of Consolidated Performance section at the beginning of this MD&A.

Investment Income

An analysis of interest and dividends, share of profit of associates and net gains on investments for the years ended December 31, 2025 and 2024 is provided in the Overview of Consolidated Performance section at the beginning of this MD&A, under the heading “Investment Performance”, and in the Investments section of this MD&A.

Provision for Income Taxes

Provision for income taxes of $1,156.5 with an effective tax rate of 18.0% in 2025 decreased from $1,375.6 with an effective tax rate of 24.4% in 2024 principally reflecting higher benefit from the tax rate differential on income and losses outside Canada and higher non-taxable investment income. For details refer to note 18 (Income Taxes) to the consolidated financial statements for the year ended December 31, 2025.

Net Earnings by Reporting Segment

The company’s sources of net earnings shown by reporting segment are set out below for the years ended December 31, 2025 and 2024. In the Elimination and adjustments column are adjustments to eliminate investment management and administration fees paid by the operating companies to the holding company. Those fees are included in interest and dividends (as investment management expense) by the operating companies and in corporate overhead and other (expense) income by the Corporate and Other category.

Year ended December 31, 2025

	Property and Casualty Insurance and Reinsurance
	North		International		Life	Non-		Eliminations
	American	Global Insurers	Insurers and		insurance and	insurance	Corporate	and
	Insurers	and Reinsurers	Reinsurers	Total	Run-off	companies	and Other	adjustments	Consolidated
External	9,150.2	16,222.0	5,969.5	31,341.7	253.3	—	—	—	31,595.0
Intercompany	62.0	166.6	208.9	437.5	—	—	—	(437.5)	—
Insurance revenue	9,212.2	16,388.6	6,178.4	31,779.2	253.3	—	—	(437.5)	31,595.0
Insurance service expenses	(7,966.1)	(13,316.8)	(4,587.8)	(25,870.7)	(653.4)	—	—	472.6	(26,051.5)
Net insurance result	1,246.1	3,071.8	1,590.6	5,908.5	(400.1)	—	—	35.1	5,543.5
Cost of reinsurance	(1,404.7)	(2,573.1)	(1,942.3)	(5,920.1)	(39.5)	—	—	437.5	(5,522.1)
Recoveries of insurance service expenses	1,287.5	1,914.7	960.5	4,162.7	136.0	—	—	(472.1)	3,826.6
Net reinsurance result	(117.2)	(658.4)	(981.8)	(1,757.4)	96.5	—	—	(34.6)	(1,695.5)
Insurance service result	1,128.9	2,413.4	608.8	4,151.1	(303.6)	—	—	0.5	3,848.0
Other insurance operating expenses	(322.6)	(427.4)	(293.1)	(1,043.1)	(107.6)	—	—	—	(1,150.7)
Interest and dividends	538.7	1,343.1	359.7	2,241.5	113.5	(22.3)	8.0	233.3	2,574.0
Share of profit of associates	51.2	371.6	148.9	571.7	84.0	79.0	81.4	—	816.1
Other
Non-insurance revenue	—	—	—	—	—	8,537.6	—	—	8,537.6
Non-insurance expenses	—	—	—	—	—	(8,196.9)	—	—	(8,196.9)
Operating income (loss)	1,396.2	3,700.7	824.3	5,921.2	(213.7)	397.4	89.4	233.8	6,428.1
Net finance expense from insurance contracts and reinsurance contract assets held	(428.2)	(1,203.8)	(150.2)	(1,782.2)	(54.6)	—	—	—	(1,836.8)
Net gains on investments	418.8	1,257.5	46.1	1,722.4	81.9	256.5	1,090.6	—	3,151.4
Interest expense	(6.5)	(74.6)	(19.1)	(100.2)	(0.8)	(281.9)	(439.3)	0.3	(821.9)
Corporate overhead and other	(73.3)	(107.3)	(76.7)	(257.3)	(1.8)	—	12.7	(234.1)	(480.5)
Pre-tax income (loss)	1,307.0	3,572.5	624.4	5,503.9	(189.0)	372.0	753.4	—	6,440.3
Provision for income taxes									(1,156.5)
Net earnings									5,283.8

Attributable to:
Shareholders of Fairfax									4,772.4
Non-controlling interests									511.4
									5,283.8

	Property and Casualty Insurance and Reinsurance
	North		International
	American	Global Insurers	Insurers and
	Insurers	and Reinsurers	Reinsurers	Total
Losses on claims - current year	5,679.9	10,416.3	3,755.0	19,851.2
Prior year reserve development and release of risk adjustment on prior year claims	(134.9)	(540.9)	(571.8)	(1,247.6)
Losses on claims - calendar year	5,545.0	9,875.4	3,183.2	18,603.6
Commissions	1,544.7	2,294.0	765.4	4,604.1
Other underwriting expenses	876.4	1,147.4	639.2	2,663.0
Insurance service expenses	7,966.1	13,316.8	4,587.8	25,870.7

FAIRFAX FINANCIAL HOLDINGS LIMITED

Year ended December 31, 2024

	Property and Casualty Insurance and Reinsurance
	North		International		Life	Non-		Eliminations
	American	Global Insurers	Insurers and		insurance and	insurance	Corporate	and
	Insurers	and Reinsurers	Reinsurers	Total	Run-off	companies	and Other	adjustments	Consolidated
External	8,731.8	15,513.0	6,629.7	30,874.5	189.6	—	—	—	31,064.1
Intercompany	48.1	171.7	195.8	415.6	10.4	—	—	(426.0)	—
Insurance revenue	8,779.9	15,684.7	6,825.5	31,290.1	200.0	—	—	(426.0)	31,064.1
Insurance service expenses	(7,590.1)	(11,884.7)	(5,482.7)	(24,957.5)	(382.8)	—	—	473.5	(24,866.8)
Net insurance result	1,189.8	3,800.0	1,342.8	6,332.6	(182.8)	—	—	47.5	6,197.3
Cost of reinsurance	(1,297.9)	(2,706.2)	(2,592.4)	(6,596.5)	(27.2)	—	—	426.0	(6,197.7)
Recoveries of insurance service expenses	1,209.2	1,943.6	1,713.2	4,866.0	60.1	—	—	(472.9)	4,453.2
Net reinsurance result	(88.7)	(762.6)	(879.2)	(1,730.5)	32.9	—	—	(46.9)	(1,744.5)
Insurance service result	1,101.1	3,037.4	463.6	4,602.1	(149.9)	—	—	0.6	4,452.8
Other insurance operating expenses	(318.7)	(434.6)	(284.8)	(1,038.1)	(144.8)	—	—	—	(1,182.9)
Interest and dividends	512.9	1,259.4	452.3	2,224.6	126.4	(9.1)	(15.9)	185.9	2,511.9
Share of profit of associates	143.1	450.3	151.7	745.1	76.2	38.2	96.8	—	956.3
Other
Non-insurance revenue	—	—	—	—	—	6,682.8	—	—	6,682.8
Non-insurance expenses	—	—	—	—	—	(6,470.5)	—	—	(6,470.5)
Operating income (loss)	1,438.4	4,312.5	782.8	6,533.7	(92.1)	241.4	80.9	186.5	6,950.4
Net finance expense from insurance contracts and reinsurance contract assets held	(337.5)	(768.8)	(110.1)	(1,216.4)	(63.5)	—	—	—	(1,279.9)
Net gains (losses) on investments	173.9	126.4	(63.2)	237.1	(31.6)	(121.8)	983.5	—	1,067.2
Interest expense	(6.0)	(51.5)	(27.2)	(84.7)	(9.8)	(176.8)	(377.8)	0.1	(649.0)
Corporate overhead and other	(43.6)	(91.6)	(96.0)	(231.2)	(1.8)	—	(30.6)	(186.6)	(450.2)
Pre-tax income (loss)	1,225.2	3,527.0	486.3	5,238.5	(198.8)	(57.2)	656.0	—	5,638.5
Provision for income taxes									(1,375.6)
Net earnings									4,262.9

Attributable to:
Shareholders of Fairfax									3,874.9
Non-controlling interests									388.0
									4,262.9

	Property and Casualty Insurance and Reinsurance
	North		International
	American	Global Insurers	Insurers and
	Insurers	and Reinsurers	Reinsurers	Total
Losses on claims - current year	5,286.9	9,704.5	4,353.0	19,344.4
Prior year reserve development and release of risk adjustment on prior year claims	(34.1)	(846.6)	(210.2)	(1,090.9)
Losses on claims - calendar year	5,252.8	8,857.9	4,142.8	18,253.5
Commissions	1,519.4	1,957.5	633.5	4,110.4
Other underwriting expenses	817.9	1,069.3	706.4	2,593.6
Insurance service expenses	7,590.1	11,884.7	5,482.7	24,957.5

Components of Net Earnings

Underwriting and Operating Income

Presented below is the insurance service result, reconciled to underwriting profit, of each of the property and casualty insurance and reinsurance reporting segments, the insurance service result of Life insurance and Run-off and the operating income (loss) of the non-insurance companies, for the years ended December 31, 2025 and 2024. Interest and dividends, share of profit (loss) of associates and net gains (losses) on investments, by reporting segment, for the years ended December 31, 2025 and 2024 are presented in the Net Earnings by Reporting Segment section of this MD&A, and additional details of investments are provided in the Overview of Consolidated Performance section at the beginning of this MD&A, under the heading “Investment Performance”, and in the Investments section of this MD&A.

North American Insurers

	2025	2024
Combined ratio, discounted	85.5%	85.3%

Combined ratio, undiscounted:
Loss & LAE - accident year	63.7%	63.1%
Commissions	15.7%	15.5%
Underwriting expenses	16.2%	16.5%
Combined ratio, undiscounted - accident year	95.6%	95.1%
Net favourable prior year reserve development	(1.8)%	(1.4)%
Combined ratio, undiscounted - calendar year	93.8%	93.7%

Gross premiums written	9,334.6	8,866.9
Net premiums written	7,638.5	7,201.6
Net insurance revenue(1)	7,807.5	7,482.0

Insurance service result	1,128.9	1,101.1
Other insurance operating expenses	(322.6)	(318.7)
Discounting of losses and ceded losses on claims recorded in the period	(408.2)	(386.6)
Changes in the risk adjustment and other	61.6	51.3
Underwriting profit	459.7	447.1

(1)

Refer to the Glossary of Non-GAAP and Other Financial Measures at the end of this MD&A, under the heading “Non-GAAP Financial Measures and Ratios”, for a reconciliation of Net insurance revenue to Net premiums earned.

North American Insurers, comprised of Northbridge, Crum & Forster and Zenith National, provides a full range of commercial insurance in property, casualty, and specialty risks, principally within the United States and Canada.

Insurance service result

The North American Insurers reporting segment reported an insurance service result of $1,128.9 in 2025 compared to an insurance service result of $1,101.1 in 2024. The modest increase in 2025 of $27.8 primarily reflected increases at Northbridge (primarily reflecting decreased current period catastrophe losses, increased net favourable prior year reserve development and improved loss experience in the personal automobile line of business, partially offset by lower net insurance revenue primarily due to the strengthening of the U.S. dollar relative to the Canadian dollar (measured using average foreign exchange rates), increased insurance acquisition expenses and large losses in the commercial property and liability lines of business), and at Crum & Forster (driven by continued growth in net insurance revenue (including rate increases across most lines of business) and decreased current period catastrophe losses, partially offset by increased non-catastrophe losses in the accident and health line of business), partially offset by a decrease at Zenith National (reflecting increased losses in the workers’ compensation business, partially offset by growth in net insurance revenue).

The discounted combined ratios, net insurance revenue and insurance service result for each operating company in the North American Insurers reporting segment for 2025 and 2024 are as set out in the table below:

	Combined ratios, discounted		Net insurance revenue		Insurance service result
	2025	2024	2025	2024	2025	2024
Northbridge	80.3%	82.2%	2,142.5	2,210.9	422.6	392.6
Crum & Forster	86.7%	85.9%	4,895.5	4,533.7	649.9	640.7
Zenith National	92.7%	90.8%	769.5	737.4	56.4	67.8
North American Insurers	85.5%	85.3%	7,807.5	7,482.0	1,128.9	1,101.1

FAIRFAX FINANCIAL HOLDINGS LIMITED

Underwriting profit

North American Insurers produced an underwriting profit of $459.7 and an undiscounted combined ratio of 93.8% in 2025 compared to $447.1 and 93.7% in 2024. The modest increase in underwriting profitability in 2025 primarily reflected the same factors which increased the insurance service result as noted above.

The operating companies comprising the North American Insurers reporting segment had undiscounted combined ratios and underwriting profit (loss) in 2025 and 2024 as set out in the following table:

	Combined ratios, undiscounted		Underwriting profit (loss)
	2025	2024	2025	2024
Northbridge	88.7%	89.3%	238.4	231.8
Crum & Forster	94.8%	95.0%	236.3	208.5
Zenith National	102.0%	99.1%	(15.0)	6.8
North American Insurers	93.8%	93.7%	459.7	447.1

Catastrophe losses in the North American Insurers reporting segment for 2025 and 2024 are as set out in the following table:

	2025			2024
		Combined			Combined
	Losses(1)	ratio impact		Losses(1)	ratio impact
California wildfires	21.4	0.3		—	—
Canadian events(2)	—	—		57.0	0.8
Hurricane Helene	—	—		15.6	0.2
Other	34.0	0.4		52.9	0.8
Total catastrophe losses	55.4	0.7	points	125.5	1.8	points

(1)	Net of reinstatement premiums.
(2)	Comprised of the Calgary hailstorm, flooding in Ontario and Quebec and the Jasper wildfire.

The current accident year loss and loss adjustment expense ratio increased to 63.7% in 2025 from 63.1% in 2024, primarily reflecting increased large loss experience in the commercial property and liability lines of business at Northbridge, higher losses in the workers’ compensation business at Zenith National, and higher attritional loss experience in the accident and health and credit lines of business at Crum & Forster, partially offset by lower attritional loss experience in the personal automobile line of business at Northbridge and decreased current period catastrophe losses at Northbridge and Crum & Forster.

The commission expense ratio of 15.7% in 2025 increased slightly from 15.5% in 2024, primarily reflecting an increase at Northbridge principally due to changes in the mix of business written and increased contingent profit commission expense, partially offset by a decrease at Crum & Forster principally in the surplus and specialty line of business.

The underwriting expense ratio decreased slightly to 16.2% in 2025 from 16.5% in 2024, primarily reflecting growth in net premiums earned relative to modest increases in underwriting expenses at Crum & Forster.

Net favourable prior year reserve development of $132.0 in 2025 (2024 - $101.0) primarily related to Northbridge (principally in its commercial auto and commercial property lines of business).

Gross premiums written on a third party basis, net premiums written and net premiums earned for each operating company in the North American Insurers reporting segment for 2025 and 2024 are shown in the following table:

	Gross premiums written		Net premiums written		Net premiums earned
	2025	2024	2025	2024	2025	2024
Northbridge	2,397.6	2,511.4	2,118.9	2,226.3	2,108.9	2,156.7
Crum & Forster	6,159.8	5,625.9	4,708.7	4,233.7	4,577.0	4,181.9
Zenith National	777.2	729.6	810.9	741.6	765.7	733.9
North American Insurers	9,334.6	8,866.9	7,638.5	7,201.6	7,451.6	7,072.5

Gross premiums written increased by 5.3% in 2025, primarily reflecting increased business volumes (primarily accident and health and surplus and specialty lines of business) and continued rate increases across most lines of business at Crum & Forster, and increased business volumes at Zenith National (primarily workers’ compensation business), partially offset by decreased business volumes at Northbridge (primarily in the personal and transportation lines of business) and the strengthening of the U.S. dollar relative to the Canadian dollar (measured using average foreign exchange rates).

Net premiums written increased by 6.1% in 2025 primarily reflecting the growth in gross premiums written and a lower net cession rate in casualty lines at Crum & Forster. Net premiums earned increased by 5.4% in 2025, principally reflecting the increase in net premiums written during 2025 and 2024 and the timing between when premiums are written and when they are earned.

Operating activities

Cash provided by operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL) decreased slightly to $1,537.6 in 2025 from $1,552.0 in 2024, primarily reflecting higher net claims paid, operating expenses and taxes paid at Crum & Forster, and lower interest and dividends received at Northbridge and Zenith National, partially offset by increased net premium collections at Crum & Forster and Zenith National, lower net claims paid at Zenith National, higher interest and dividends received at Crum & Forster and lower taxes paid at Northbridge.

Global Insurers and Reinsurers

	2025	2024
Combined ratio, discounted	82.5%	76.6%

Combined ratio, undiscounted:
Loss & LAE - accident year	65.4%	64.8%
Commissions	18.0%	17.1%
Underwriting expenses	11.1%	11.0%
Combined ratio, undiscounted - accident year	94.5%	92.9%
Net favourable prior year reserve development	(2.4)%	(1.9)%
Combined ratio, undiscounted - calendar year	92.1%	91.0%

Gross premiums written	17,567.1	17,155.0
Net premiums written	14,377.4	14,100.9
Net insurance revenue(1)	13,815.5	12,978.5

Insurance service result	2,413.4	3,037.4
Other insurance operating expenses	(427.4)	(434.6)
Discounting of losses and ceded losses on claims recorded in the period	(1,091.5)	(1,138.2)
Changes in the risk adjustment and other(2)	243.3	(224.0)
Underwriting profit	1,137.8	1,240.6

(1)

Refer to the Glossary of Non-GAAP and Other Financial Measures at the end of this MD&A, under the heading “Non-GAAP Financial Measures and Ratios”, for a reconciliation of Net insurance revenue to Net premiums earned.

(2)	Other primarily reflects differences in reserving methodology and other underwriting-related adjustments in the Global Insurers and Reinsurers reporting segment included within underwriting profit.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Global Insurers and Reinsurers, comprised of Allied World, Odyssey Group Brit and Ki, provides diverse insurance and reinsurance coverage to its global customers including specialty insurance, treaty and facultative reinsurance and other risk management solutions. On January 1, 2025 Ki completed the separation from its parent company Brit and is presented as a separate operating company within the Global Insurers and Reinsurers reporting segment. Accordingly, the 2024 comparative figures presented in the tables that follow for Brit exclude the results of Ki.

Insurance service result

Global Insurers and Reinsurers insurance service result decreased by 20.5% to $2,413.4 in 2025 from $3,037.4 in 2024 primarily reflecting increased current period catastrophe losses, principally from the California wildfires (as set out in the table below in the underwriting profit section) and increased insurance acquisition expenses, partially offset by increased net insurance revenue at each of the operating companies within the segment.

The discounted combined ratios, net insurance revenue and insurance service result for each operating company in the Global Insurers and Reinsurers reporting segment for 2025 and 2024 are as set out in the table below:

	Combined ratios, discounted		Net insurance revenue		Insurance service result
	2025	2024	2025	2024	2025	2024
Allied World	80.1%	77.5%	5,273.1	5,156.3	1,050.9	1,159.3
Odyssey Group	86.0%	76.2%	5,321.5	5,050.3	745.5	1,203.1
Brit	81.9%	73.3%	2,469.6	2,106.7	446.2	563.4
Ki	77.3%	83.2%	751.3	665.2	170.8	111.6
Global Insurers and Reinsurers	82.5%	76.6%	13,815.5	12,978.5	2,413.4	3,037.4

Underwriting profit

Global Insurers and Reinsurers produced an underwriting profit of $1,137.8 and an undiscounted combined ratio of 92.1% in 2025 compared to $1,240.6 and 91.0% in 2024. The decrease in underwriting profitability in 2025 primarily reflected increased current period catastrophe losses arising from the California wildfires (as set out in the table below) and increased commission expenses at each of the operating companies within the Global Insurers and Reinsurers reporting segment, principally at Odyssey Group, Brit and Allied World. The decrease in underwriting profitability was partially offset by increased net favourable prior year reserve development of $339.1 (2024 - $257.4). The increase in net favourable prior year reserve development was driven by all operating companies within the reporting segment except Odyssey Group, who reported $196.4 in 2025 compared to $207.4 in 2024. At Odyssey Group, net favourable prior year reserve development primarily related to catastrophe losses (principally 2024 attritional and named catastrophe losses, notably Hurricane Milton) and non-catastrophe losses (notably property and motor reinsurance lines of business and liability and medical malpractice insurance lines of business), partially offset by net adverse prior year reserve development in casualty reinsurance lines. Brit’s net favourable prior year reserve development of $67.2 comprised development on both non-catastrophe losses (primarily property and specialty lines of business) and catastrophe losses (mainly property lines of business, driven primarily by Hurricane Milton).

The operating companies comprising the Global Insurers and Reinsurers reporting segment had undiscounted combined ratios and underwriting profits in 2025 and 2024 as set out in the following table:

	Combined ratios, undiscounted		Underwriting profit
	2025	2024	2025	2024
Allied World	89.3%	89.1%	546.3	544.5
Odyssey Group	93.8%	91.2%	375.2	505.0
Brit	92.7%	92.2%	183.5	179.3
Ki	95.7%	98.2%	32.8	11.8
Global Insurers and Reinsurers	92.1%	91.0%	1,137.8	1,240.6

Catastrophe losses in the Global Insurers and Reinsurers reporting segment for 2025 and 2024 are as set out in the following table:

	2025			2024
		Combined			Combined
	Losses(1)	ratio impact		Losses(1)	ratio impact
California wildfires	696.3	4.9		—	—
Hurricane Melissa	79.3	0.6		—	—
Hurricane Milton	—	—		228.5	1.7
Hurricane Helene	—	—		154.8	1.1
Canadian events(2)	—	—		85.0	0.6
Dubai floods	—	—		53.1	0.4
Other(3)	381.9	2.7		358.6	2.7
Total catastrophe losses	1,157.5	8.2	points	880.0	6.5	points

(1)	Net of reinstatement premiums.
(2)	Comprised of the Calgary hailstorm, flooding in Ontario and Quebec and the Jasper wildfire.
(3)	Primarily includes attritional catastrophe losses at Odyssey Group and Allied World.

The current accident year loss and loss adjustment expense ratio increased modestly to 65.4% in 2025 from 64.8% in 2024, primarily reflecting increased current period catastrophe losses (as set out in the table above), partially offset by improved current period attritional loss experience at Odyssey Group (primarily driven by improved large loss experience), Ki (notably property lines of business) and Allied World (primarily in property insurance).

The commission expense ratio increased to 18.0% in 2025 from 17.1% in 2024, primarily reflecting increased net average commissions at each of the companies within the reporting segment, principally due to changes in the mix of business written.

The underwriting expense ratio increased modestly to 11.1% in 2025 from 11.0% in 2024, primarily reflecting increased underwriting expenses at Ki, principally related to investments in technology and operations as on January 1, 2025 Ki completed the separation from its parent company Brit, and Odyssey Group, primarily reflecting increased personnel costs, partially offset by a decreased underwriting expense ratio at Allied World reflecting increased net premiums earned relative to decreases in underwriting expenses.

Gross premiums written on a third party basis, net premiums written and net premiums earned for each operating company in the Global Insurers and Reinsurers reporting segment in 2025 and 2024 are shown in the following table:

	Gross premiums written		Net premiums written		Net premiums earned
	2025	2024	2025	2024	2025	2024
Allied World	7,383.4	7,149.8	5,104.3	5,049.1	5,098.3	4,976.9
Odyssey Group	6,282.5	6,245.5	5,961.2	5,895.0	6,051.9	5,757.2
Brit	3,072.9	2,961.6	2,545.1	2,443.2	2,501.1	2,316.9
Ki	828.3	798.1	766.8	713.6	754.8	664.6
Global Insurers and Reinsurers	17,567.1	17,155.0	14,377.4	14,100.9	14,406.1	13,715.6

Gross premiums written increased by 2.4% in 2025, reflecting growth at each of the operating companies within the reporting segment. Allied World experienced growth in all its segments, primarily reflecting growth in U.S. Reinsurance and Global Markets, supported by disciplined underwriting and continued rate increases in certain lines, including casualty. The increase at Odyssey Group was driven by strong growth in U.S. property and casualty treaty business, including reinstatement premiums related to the California wildfires, partially offset by declines in crop and motor lines of business. Brit’s growth principally reflected growth in property treaty reinsurance, financial and property and specialty insurance lines of business, while growth at Ki primarily reflected increased premium volume in casualty treaty and property treaty, partially offset by decreases in energy and financial and professional lines of business.

Net premiums written increased by 2.0% in 2025 primarily due to growth in gross premiums written, partially offset by a modest decline in Allied World’s average retention, which reflected changes in the mix of business written and higher reinsurance utilization in the Global Markets insurance segment. Net premiums earned increased by 5.0% in 2025, principally reflecting the increase in net premiums written during 2025 and 2024 and the timing between when premiums are written and when they are earned.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Operating activities and Other

Cash provided by operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL) increased to $4,036.3 in 2025 from $3,734.2 in 2024, primarily reflecting increased net premiums received at each of the companies within the Global Insurers and Reinsurers reporting segment and the return of cash for unearned premium upon the non-renewal of a U.S. property reinsurance quota share agreement at Odyssey Group in the comparative period. The increase in the cash provided by operating activities was partially offset by higher net claims payments during the period, including payments related to the California wildfires.

During 2025 the subsidiaries comprising the Global Insurers and Reinsurers reporting segment paid aggregate dividends of $146.3 (2024 - $256.3) to non-controlling interests. The decrease in 2025 primarily reflected the timing of a dividend payment to Allied World’s non-controlling interest in 2024.

International Insurers and Reinsurers

	2025	2024
Combined ratio, discounted	85.6%	89.1%

Combined ratio, undiscounted:
Loss & LAE - accident year	63.5%	65.9%
Commissions	15.8%	15.9%
Underwriting expenses	22.2%	21.7%
Combined ratio, undiscounted - accident year	101.5%	103.5%
Net favourable prior year reserve development	(6.8)%	(6.2)%
Combined ratio, undiscounted - calendar year	94.7%	97.3%

Gross premiums written	6,383.0	6,505.5
Net premiums written	4,312.8	4,033.1
Net insurance revenue(1)	4,236.1	4,233.1

Insurance service result	608.8	463.6
Other insurance operating expenses	(293.1)	(284.8)
Discounting of losses and ceded losses on claims recorded in the period	(121.9)	(142.7)
Changes in the risk adjustment and other	25.3	67.6
Underwriting profit	219.1	103.7

(1)

Refer to the Glossary of Non-GAAP and Other Financial Measures at the end of this MD&A, under the heading “Non-GAAP Financial Measures and Ratios”, for a reconciliation of Net insurance revenue to Net premiums earned.

International Insurers and Reinsurers, comprised of Group Re, Bryte Insurance, Fairfax Asia, Fairfax Latin America, Fairfax Central and Eastern Europe, and Eurolife’s and Gulf Insurance’s property and casualty insurance operations, provides diverse insurance and reinsurance coverage to its international customers including specialty insurance, treaty and facultative reinsurance and other risk management solutions. For further details of operating subsidiaries refer to note 27 (Subsidiaries) to the consolidated financial statements for the year ended December 31, 2025.

On April 25, 2024 the company completed a mandatory tender offer for the non-controlling interests in Gulf Insurance and increased its equity interest from 90.0% to 97.1% for cash consideration of $126.7.

Insurance service result

International Insurers and Reinsurers reported an insurance service result of  $608.8 and a discounted combined ratio of 85.6% in 2025 compared to an insurance service result of  $463.6 and a discounted combined ratio of 89.1% in 2024. The increase in the insurance service result in 2025 of  $145.2 primarily reflected increases at Gulf Insurance (increased growth across various lines of business and the absence of current period catastrophe losses in 2025 compared to 2024) and at Fairfax Central and Eastern Europe (across all operating companies, particularly at Colonnade Insurance principally reflecting higher net insurance revenue driven by organic growth across all lines of business and increased net favourable prior year reserve development, partially offset by increased net insurance service expense in line with growth in the business, and at Polish Re principally reflecting increased net insurance revenue in its agriculture and property lines of business). Gulf Insurance’s insurance service result in 2024 also included the amortization of certain acquisition accounting adjustments that resulted in a loss of  $49.4 and accounting for acquired contracts.

The operating companies comprising the International Insurers and Reinsurers reporting segment had discounted combined ratios, net insurance revenue and insurance service result in 2025 and 2024 as set out in the following table:

	Combined ratios,		Net insurance		Insurance service
	discounted		revenue		result
	2025	2024	2025	2024	2025	2024
Group Re	92.6%	87.5%	401.6	392.8	29.7	49.2
Bryte Insurance	84.1%	84.9%	368.1	307.2	58.6	46.2
Fairfax Asia	81.4%	82.5%	464.6	404.8	86.3	70.8
Fairfax Latin America	78.5%	78.2%	616.2	564.8	132.4	123.0
Fairfax Central and Eastern Europe	80.7%	86.1%	664.6	564.0	127.9	78.3
Eurolife General	95.3%	90.2%	87.9	84.8	4.1	8.4
Gulf Insurance	89.6%	95.4%	1,633.1	1,914.7	169.8	87.7
International Insurers and Reinsurers	85.6%	89.1%	4,236.1	4,233.1	608.8	463.6

Underwriting profit

International Insurers and Reinsurers produced underwriting profit of  $219.1 and an undiscounted combined ratio of 94.7% in 2025 compared to underwriting profit of  $103.7 and an undiscounted combined ratio of 97.3% in 2024. The increase in underwriting profit in 2025 primarily reflected increases at Gulf Insurance (increased net premiums earned driven by growth across various lines of business, lower current period attritional loss experience in medical lines of business and the absence of current period catastrophe losses in 2025 compared to 2024, partially offset by increases in underwriting expenses), Fairfax Central and Eastern Europe (across all operating companies, particularly at Colonnade Insurance principally reflecting increased net premiums earned, driven by organic growth across all lines of business, and increased net favourable prior year reserve development, partially offset by increased underwriting expenses and current accident year losses on claims in line with the growth in business), Fairfax Asia (principally at Singapore Re reflecting higher net premiums earned driven by growth across all lines of business and higher retention of premiums written, and a modest increase in commissions expense relative to the growth in net premiums earned driven by a change in business mix) and Bryte Insurance (increase in net premiums earned across all lines of business and improved current period attritional loss experience benefitting from prior years’ claims and underwriting initiatives). Gulf Insurance’s underwriting loss in 2024 included the amortization of certain acquisition accounting adjustments that resulted in a loss of  $49.4.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The operating companies comprising the International Insurers and Reinsurers reporting segment had undiscounted combined ratios and underwriting profit (loss) in 2025 and 2024 as set out in the following table:

	Combined ratios, undiscounted		Underwriting profit (loss)
	2025	2024	2025	2024
Group Re	96.2%	94.2%	19.0	27.0
Bryte Insurance	92.2%	94.9%	27.3	14.9
Fairfax Asia	90.3%	92.1%	49.2	33.7
Fairfax Latin America	94.5%	94.2%	27.2	26.4
Fairfax Central and Eastern Europe	93.8%	97.0%	43.6	17.7
Eurolife General	100.5%	102.9%	(0.4)	(2.1)
Gulf Insurance(1)	96.5%	100.9%	53.2	(13.9)
International Insurers and Reinsurers	94.7%	97.3%	219.1	103.7

(1)

The 2024 results include acquisition accounting adjustments recorded by Fairfax on consolidation of Gulf Insurance in 2023. Excluding those adjustments, Gulf Insurance reported underwriting profit of $35.5 and an undiscounted combined ratio of 97.7% in 2024.

The current accident year loss and loss adjustment expense ratio of 63.5% in 2025 decreased from 65.9% in 2024, with the decrease primarily reflecting decreases at a majority of the operating companies in the reporting segment, including Gulf Insurance (principally reflecting lower current period attritional loss experience due to the termination of a significant insurance contract in the third quarter of 2024 that had been experiencing diminishing performance (the “AFYA insurance contract”), lower current period attritional loss experience in accident and health lines of business, and the absence of current period catastrophe losses in 2025 compared to 2024) and Bryte Insurance (improved current period attritional loss experience benefitting from prior years’ claims and underwriting initiatives), partially offset by increased current period attritional loss experience at Group Re (principally reflecting a large loss on a specific reinsurance contract).

The commission expense ratio and underwriting expense ratio of 15.8% and 22.2% in 2025 were stable compared to 15.9% and 21.7% in 2024.

Net favourable prior year reserve development of $280.4 in 2025 (2024 - $235.2) primarily related to Gulf Insurance (principally in its medical, motor, marine and engineering lines of business), Fairfax Central and Eastern Europe (principally at Colonnade Insurance, across all major lines of business and particularly in commercial property) and Fairfax Asia (across a majority of its operating companies, and principally in its property, casualty and marine lines of business).

Gross premiums written on a third party basis, net premiums written and net premiums earned for each operating company in the International Insurers and Reinsurers reporting segment in 2025 and 2024 are shown in the following table:

	Gross premiums written		Net premiums written		Net premiums earned
	2025	2024	2025	2024	2025	2024
Group Re	271.7	327.1	514.9	469.5	501.6	464.8
Bryte Insurance	490.5	413.5	355.2	293.8	347.8	292.5
Fairfax Asia	1,096.0	949.9	554.5	453.9	509.8	424.4
Fairfax Latin America	1,231.0	1,251.6	502.6	497.3	497.9	453.7
Fairfax Central and Eastern Europe	849.7	719.5	733.8	629.1	700.5	597.1
Eurolife General	118.8	107.6	82.3	75.8	80.0	71.9
Gulf Insurance	2,325.3	2,736.3	1,569.5	1,613.7	1,505.6	1,478.3
International Insurers and Reinsurers	6,383.0	6,505.5	4,312.8	4,033.1	4,143.2	3,782.7

Gross premiums written decreased by 1.9% in 2025, primarily reflecting decreases at Gulf Insurance (principally due to the termination of the AFYA insurance contract, partially offset by an increase in its motor and medical lines of business) and Group Re (principally decreases in crop and health lines of business, partially offset by an increase in its property line of business), partially offset by increases at Fairfax Asia (across all operating companies, particularly at Singapore Re across all lines of business and at Pacific Insurance in its property and engineering lines of business), Fairfax Central and Eastern Europe (across all operating companies and primarily in motor, property, consumer, casualty, and accident and health lines of business) and Bryte Insurance (across all lines of business).

Net premiums written increased by 6.9% in 2025, primarily reflecting the increases in gross premiums written achieved by most companies in the reporting segment as described above, and increased retention of business at Fairfax Asia and Gulf Insurance. Net premiums earned increased by 9.5% in 2025, principally reflecting the same factors as the increase in net premiums written and the timing between when premiums are written and when they are earned which was more pronounced in 2025 at Gulf Insurance.

Life insurance and Run-off

	2025			2024
	Life			Life
	insurance(1)	Run-off	Total	insurance(1)	Run-off	Total
Net premiums written	255.6	40.7	296.3	231.4	40.4	271.8

Insurance revenue	216.6	36.7	253.3	178.7	21.3	200.0
Insurance service expenses	(184.1)	(469.3)	(653.4)	(143.8)	(239.0)	(382.8)
Net reinsurance result	(15.1)	111.6	96.5	(5.4)	38.3	32.9
Insurance service result	17.4	(321.0)	(303.6)	29.5	(179.4)	(149.9)

(1)	Comprised of Eurolife and Gulf Insurance. These results differ from those published by Eurolife and Gulf Insurance primarily due to acquisition accounting adjustments recorded by Fairfax related to the consolidation of Eurolife on July 14, 2021 and Gulf Insurance on December 26, 2023, and the presentation of Eurolife and Gulf Insurance’s life insurance operations in the Life insurance and Run-off reporting segment in the table above and separate presentation of Eurolife and Gulf Insurance’s property and casualty insurance operations within the International Insurers and Reinsurers reporting segment as “Eurolife General” and “Gulf Insurance”, respectively.

Life insurance

In the company’s segmented reporting, the assets, liabilities and results of operations of Eurolife and Gulf Insurance’s life insurance business are reported in Life insurance and Run-off and those of Eurolife and Gulf Insurance’s property and casualty insurance business are reported in International Insurers and Reinsurers. The discussion which follows makes reference to Eurolife and Gulf Insurance’s life insurance operations.

Eurolife and Gulf Insurance primarily underwrite traditional life insurance policies (endowments, deferred annuities, term life and whole life (Eurolife only)), group benefits including retirement benefits, and accident and health insurance policies. Life insurance revenue of $216.6 in 2025 principally related to Eurolife and primarily consisted of traditional life insurance policies (whole life and term life), unit-linked insurance products, group benefits including retirement benefits, credit life and accident and health insurance policies. Life insurance’s insurance service expenses of $184.1 in 2025 primarily consisted of Eurolife’s net policy holder benefits and losses on claims, net commission expense and other underwriting expenses.

On October 13, 2025 the company announced that it had entered into a term sheet with Eurobank pursuant to which Eurobank will acquire the company’s 80.0% equity interest in the life insurance operations of Eurolife for cash consideration of approximately $955 (€813.0). The proposed transaction is subject to entry into definitive agreements and customary closing conditions and is expected to close in the second quarter of 2026. Refer to the Business Developments section of this MD&A for details.

Run-off

The Run-off reporting segment consists of the U.S. Run-off group, principally consisting of TIG Insurance Company and RiverStone Group Holding Corporation and its subsidiaries, including Resolution Group Reinsurance (Barbados) Limited and its subsidiary RiverStone Reinsurance Solutions Limited. The U.S. Run-off group is managed by the dedicated RiverStone Run-off management operation in the U.S. which has 394 employees.

Run-off manages the company’s run-off businesses in the U.S. and continues to manage essentially all of the company’s latent reserves. Run-off’s insurance service result of a $321.0 loss in 2025 included net adverse prior year reserve development of $298.5 on an undiscounted basis related to legacy claims, primarily asbestos and other latent hazard claims. Run-off’s insurance service result of a $179.4 loss in 2024 included net adverse prior year reserve development of $221.1 on an undiscounted basis related to legacy claims, primarily latent hazard claims, construction defects and workers’ compensation.

During 2025 the holding company made capital contributions of $170.0 (2024 - $340.0) to Run-off to augment its capital, and subsequent to December 31, 2025, the company made an additional capital contribution of $115.0.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Run-off’s cash flows may be volatile as to timing and amount, with potential variability arising principally from timing delays between when gross claims are paid and the subsequent collection from third party reinsurers. Further delays may occur while assets pledged to secure the payment of claims are released subsequent to the initial payment.

Non-insurance companies

	2025					2024
	Restaurants	Fairfax	Thomas			Restaurants	Fairfax	Thomas
	and retail(1)	India(2)	Cook India(3)	Other(4)	Total	and retail(1)	India(2)	Cook India(3)	Other(4)	Total
Revenue	2,486.0	403.5	1,031.8	4,616.3	8,537.6	1,953.9	319.2	973.4	3,436.3	6,682.8
Expenses	(2,266.5)	(365.4)	(988.3)	(4,576.7)	(8,196.9)	(1,797.9)	(281.9)	(929.3)	(3,461.4)	(6,470.5)
Pre-tax income (loss) before interest expense and other	219.5	38.1	43.5	39.6	340.7	156.0	37.3	44.1	(25.1)	212.3
Interest and dividends	8.9	(35.1)	—	3.9	(22.3)	10.0	(21.3)	—	2.2	(9.1)
Share of profit (loss) of associates	—	79.1	0.4	(0.5)	79.0	0.1	39.0	0.5	(1.4)	38.2
Operating income (loss)	228.4	82.1	43.9	43.0	397.4	166.1	55.0	44.6	(24.3)	241.4

(1)	Comprised primarily of Recipe (including its subsidiary The Keg (deconsolidated on September 25, 2025)), Sporting Life Group and Sleep Country (consolidated on October 1, 2024).
(2)	Comprised of Fairfax India and its subsidiaries. These results differ from those published by Fairfax India primarily due to Fairfax India’s application of investment entity accounting under IFRS Accounting Standards.
(3)	Comprised of Thomas Cook India and its subsidiaries including Sterling Resorts. These results differ from those published by Thomas Cook India primarily due to differences between IFRS Accounting Standards and Ind AS, and acquisition accounting adjustments.
(4)	Comprised primarily of AGT, Dexterra Group, Boat Rocker (deconsolidated on August 1, 2025), Farmers Edge and Grivalia Hospitality, and also comprises Meadow Foods (consolidated on November 29, 2024) and Peak Achievement (consolidated on December 20, 2024) in 2025.

For details of transactions within the Non-insurance companies reporting segment, refer to the Business Developments section of this MD&A and to note 21 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2025.

Non-insurance companies’ revenue increased to $8,537.6 in 2025 from $6,682.8 in 2024, primarily reflecting the acquisition of Sleep Country (October 1, 2024) in the Restaurants and retail operating segment, and the consolidations of Meadow Foods (November 29, 2024) and Peak Achievement (December 20, 2024) in the Other operating segment, partially offset by decreased revenue at AGT and the deconsolidation of Boat Rocker as noted above in the Other operating segment.

Non-insurance companies’ expenses increased to $8,196.9 in 2025 from $6,470.5 in 2024, primarily reflecting the same factors noted above for the increase in 2025. The increase in expenses in 2025 also reflected non-cash impairment charges of  $108.6 recorded at Boat Rocker in relation to its strategic transaction with Blue Ant noted above.

Interest and Dividends

An analysis of interest and dividends is presented in the Investments section of this MD&A.

Share of Profit (Loss) of Associates

An analysis of share of profit (loss) of associates is presented in the Investments section of this MD&A.

Net Gains (Losses) on Investments

An analysis of net gains (losses) on investments is presented in the Investments section of this MD&A.

Interest Expense

Interest expense as presented in the consolidated statement of earnings was comprised as follows:

	2025	2024
Interest expense on borrowings:
Holding company	439.0	377.6
Insurance and reinsurance companies	85.7	79.0
Non-insurance companies(1)	223.3	136.7
	748.0	593.3
Interest expense on lease liabilities:(2)
Holding company and insurance and reinsurance companies	15.3	15.6
Non-insurance companies	58.6	40.1
	73.9	55.7
Consolidated interest expense	821.9	649.0

(1)	Borrowings and related interest expense of the non-insurance companies are non-recourse to the holding company.
(2)	Represents accretion of lease liabilities using the effective interest method.

The increase in interest expense on borrowings at the holding company in 2025 principally reflected the issuance on May 20, 2025 of $500.0 and $400.0 principal amount of 5.75% and 6.50% unsecured senior notes due 2035 and 2055, respectively, and the issuance on August 14, 2025 of Cdn$400.0 and Cdn$300.0 principal amount of 4.45% and 5.10% unsecured senior notes due 2035 and 2055, respectively. The increase in interest expense on borrowings at the holding company in 2025 also reflected the issuance on March 22, 2024 of $1.0 billion principal amount of 6.35% unsecured senior notes due 2054 and the issuance on November 22, 2024 of Cdn$450.0 and Cdn$250.0 principal amount of 4.73% and 5.23% unsecured senior notes due 2034 (the “2034 notes”) and 2054 (the “2054 notes”), respectively, partially offset by lower interest expense from the early redemptions on January 29, 2024 of $279.3 principal amount of 4.875% unsecured senior notes due 2024 and on March 15, 2024 of Cdn$348.6 principal amount of 4.95% unsecured senior notes due 2025.

The increase in interest expense on borrowings at the insurance and reinsurance companies in 2025 principally reflected Brit becoming the primary co-obligor of the 2034 notes and the 2054 notes on June 17, 2025.

The increase in interest expense on borrowings at the non-insurance companies in 2025 principally reflected the consolidations of Sleep Country, Meadow Foods and Peak Achievement in 2024.

Interest expense by reporting segment is set out in the Net Earnings by Reporting Segment section of this MD&A.

For details of the company’s borrowings refer to note 15 (Borrowings) to the consolidated financial statements for the year ended December 31, 2025.

Corporate Overhead and Other

Corporate overhead and other consists primarily of the expenses of all of the group holding companies (corporate overhead), net of investment management and administration fees earned by the holding company, interest and dividends earned on holding company cash and investments and holding company share of profit of associates.

	2025	2024
Fairfax corporate overhead	221.4	217.2
Subsidiary holding companies’ corporate overhead	157.4	72.6
Subsidiary holding companies’ non-cash intangible asset amortization and impairment charges(1)	101.7	160.4
Corporate and other expenses as presented in the consolidated statement of earnings	480.5	450.2
Holding company interest and dividends	(8.0)	15.9
Holding company share of profit of associates	(81.4)	(96.8)
Investment management and administration fee income and other	(233.8)	(186.5)
Corporate overhead and other(2)	157.3	182.8

(1)	Non-cash intangible asset amortization and impairment charges principally related to customer and broker relationships.

FAIRFAX FINANCIAL HOLDINGS LIMITED

(2)	Presented as Corporate overhead and other in note 23 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2025.

Subsidiary holding companies’ corporate overhead increased to $157.4 in 2025 from $72.6 in 2024, primarily reflecting an additional expense recorded at Gulf Insurance, higher charitable donations and higher legal, audit and consulting fees principally reflecting an industry antitrust litigation settlement at Crum & Forster, partially offset by lower depreciation on premises and equipment and right-of-use assets. Subsidiary holding companies’ non-cash intangible asset amortization and impairment charges decreased to $101.7 in 2025 from $160.4 in 2024 primarily reflecting a non-cash impairment charge recorded on customer and broker relationship intangible assets in 2024.

Investment management and administration fee income and other increased to $233.8 in 2025 from $186.5 in 2024 primarily reflecting increased fees earned by Hamblin Watsa due to growth in the underlying investment portfolios that it manages on behalf of the insurance, reinsurance and run-off subsidiaries of Fairfax.

Interest and dividends, share of profit of associates and net gains (losses) on investments attributable to Corporate and Other are set out in the Investments section of this MD&A.

Income Taxes

The company’s effective income tax rate in 2025 of 18.0% (provision for income taxes of $1,156.5) was lower than the company’s Canadian statutory income tax rate of 26.5% primarily due to income taxed at lower rates than the Canadian statutory income tax rate (principally in the U.S., Bermuda, and Mauritius, partially offset by Pillar Two global minimum taxes), and non-taxable investment income (principally comprised of dividend income, non-taxable interest income and long term or exempt capital gains, and the 50% of net capital gains and losses which are not taxable or deductible in Canada).

The company’s effective income tax rate in 2024 of 24.4% (provision for income taxes of $1,375.6) was lower than the company’s Canadian statutory income tax rate of 26.5% primarily due to income taxed at lower rates than the Canadian statutory income tax rate (principally in the U.S. and Bermuda, partially offset by losses tax effected at lower rates in Mauritius and by Pillar Two global minimum taxes), and non-taxable investment income (principally comprised of dividend income, non-taxable interest income and long term or exempt capital gains, and the 50% of net capital gains and losses which are not taxable or deductible in Canada), partially offset by an increase to the unrecorded tax benefit of losses and temporary differences.

For details refer to note 18 (Income Taxes) to the consolidated financial statements for the year ended December 31, 2025.

Non-controlling Interests

At December 31, 2025 non-controlling interests of $4,359.8 was comprised of non-controlling interests of the insurance and reinsurance companies of $3,005.4 (principally related to Allied World, Odyssey Group, Ki and Gulf Insurance) and non-controlling interests of the non-insurance companies of $1,354.4 (principally related to Fairfax India). For details refer to note 16 (Total Equity) to the consolidated financial statements for the year ended December 31, 2025.

Balance Sheets by Reporting Segment

The company’s segmented balance sheets as at December 31, 2025 and 2024 present the assets and liabilities of, and the capital invested by the company in, each of the company’s reporting segments and categories. The segmented balance sheets have been prepared on the following basis:

(a)	The balance sheet for each reporting segment or category is on a legal entity basis for the subsidiaries therein, in accordance with Fairfax’s IFRS accounting policies, and includes, where applicable, acquisition accounting adjustments principally related to goodwill and intangible assets which arose on initial acquisition of a subsidiary or on a subsequent step acquisition.
(b)	Certain of the company’s subsidiaries held equity interests in other Fairfax subsidiaries (“Fairfax affiliates”) at December 31, 2025. These investments in Fairfax affiliates are carried at cost and are disclosed in the table below. Affiliated insurance and reinsurance balances, including insurance contract receivables, reinsurance contract assets held, insurance contract payables and insurance contract liabilities, are not shown separately but are eliminated within the respective reporting segments and in “Corporate and eliminations”.
(c)	Corporate and eliminations includes the Fairfax holding company and its subsidiary intermediate holding companies, and the consolidating and eliminating entries required under IFRS Accounting Standards to prepare consolidated financial statements. The most significant of those entries are derived from the elimination of intercompany reinsurance (primarily consisting of reinsurance provided by Group Re and reinsurance between Odyssey Group and Allied World and the primary insurers), which affects reinsurance contract assets held and insurance contract liabilities.

	Equity interests in Fairfax affiliates at December 31, 2025
			International
	North American	Global Insurers	Insurers and	Life insurance	Corporate &
	Insurers	and Reinsurers	Reinsurers	and Run-off	Other	Consolidated
Investments in insurance and reinsurance affiliates(1)(2)
Zenith National	2.0%	6.1%	—	—	91.9%	100.0%
RiverStone Group (Run-off)	—	—	31.5%	—	68.5%	100.0%
Singapore Re	—	8.8%	91.2%	—	—	100.0%

Investments in non-insurance affiliates(3)
Thomas Cook India	4.3%	20.0%	0.2%	2.0%	38.0%	64.5%
Fairfax India	11.8%	19.5%	4.2%	1.0%	6.4%	42.9%
Recipe	40.3%	52.2%	2.0%	0.3%	5.2%	100.0%
AGT	14.4%	20.5%	15.1%	—	15.7%	65.7%
Dexterra Group	5.5%	41.9%	—	3.0%	—	50.4%
Farmers Edge	24.0%	39.6%	6.9%	—	—	70.5%
Grivalia Hospitality	9.2%	26.7%	—	47.7%	—	83.6%
Sleep Country	29.6%	66.8%	3.6%	—	—	100.0%
Meadow Foods	31.6%	63.1%	—	—	—	94.7%
Peak Achievement	28.6%	71.4%	—	—	—	100.0%

(1)	This table excludes subsidiaries where the company’s equity interest is entirely held by the holding company including Northbridge, Odyssey Group, Crum & Forster, Brit, Ki, Allied World, Fairfax Asia, Fairfax Brasil, Fairfax Latam, Bryte Insurance, Polish Re, Colonnade Insurance, Fairfax Ukraine, Eurolife and Gulf Insurance.
(2)	Investments in insurance and reinsurance affiliates are reported in investments in Fairfax insurance and reinsurance affiliates on the segmented balance sheet.
(3)	Investments in non-insurance affiliates are reported in portfolio investments on the segmented balance sheet.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Segmented Balance Sheet as at December 31, 2025

	Property and Casualty Insurance and Reinsurance
	North	Global	International			Non-	Corporate
	American	Insurers and	Insurers and		Life insurance	insurance	and
	Insurers	Reinsurers	Reinsurers	Total	and Run-off	companies	eliminations(4)	Consolidated
Assets
Holding company cash and investments	200.2	223.3	—	423.5	—	—	2,301.4	2,724.9
Insurance contract receivables	283.8	634.2	22.7	940.7	65.5	—	—	1,006.2
Portfolio investments(1)	16,849.3	42,908.5	10,203.3	69,961.1	1,819.6	2,545.6	(1,404.5)	72,921.8
Assets held for sale(2)	—	—	—	—	4,211.8	—	(765.9)	3,445.9
Reinsurance contract assets held	2,140.9	7,235.4	2,351.2	11,727.5	427.2	—	(903.7)	11,251.0
Deferred income tax assets	82.2	123.0	67.9	273.1	—	107.2	(13.2)	367.1
Goodwill and intangible assets	757.9	2,211.8	1,046.7	4,016.4	7.1	4,315.8	0.1	8,339.4
Due from affiliates	226.2	213.5	0.9	440.6	397.3	1.5	(839.4)	—
Other assets	590.9	864.5	568.3	2,023.7	271.3	5,048.3	388.1	7,731.4
Investments in Fairfax insurance and reinsurance affiliates(3)	130.6	307.3	50.1	488.0	14.4	—	(502.4)	—
Total assets	21,262.0	54,721.5	14,311.1	90,294.6	7,214.2	12,018.4	(1,739.5)	107,787.7

Liabilities
Accounts payable and accrued liabilities	481.9	1,044.5	648.7	2,175.1	338.2	3,089.2	517.2	6,119.7
Derivative obligations	23.2	679.8	6.6	709.6	0.7	68.6	8.0	786.9
Liabilities associated with assets held for sale(2)	—	—	—	—	3,638.6	—	(0.5)	3,638.1
Deferred income tax liabilities	20.4	694.4	332.3	1,047.1	3.2	520.4	376.0	1,946.7
Insurance contract payables	58.4	165.9	77.2	301.5	36.8	—	—	338.3
Insurance contract liabilities	12,156.4	31,167.5	6,015.2	49,339.1	2,021.4	—	(919.5)	50,441.0
Due to affiliates	5.8	12.2	48.0	66.0	—	65.7	(131.7)	—
Borrowings - holding company and insurance and reinsurance companies	38.4	1,352.6	216.6	1,607.6	—	—	8,848.1	10,455.7
Borrowings - non-insurance companies	—	—	—	—	—	3,180.3	6.9	3,187.2
Total liabilities	12,784.5	35,116.9	7,344.6	55,246.0	6,038.9	6,924.2	8,704.5	76,913.6

Equity
Shareholders’ equity attributable to shareholders of Fairfax	8,477.5	19,014.9	6,622.7	34,115.1	1,169.9	4,987.1	(13,757.8)	26,514.3
Non-controlling interests	—	589.7	343.8	933.5	5.4	107.1	3,313.8	4,359.8
Total equity	8,477.5	19,604.6	6,966.5	35,048.6	1,175.3	5,094.2	(10,444.0)	30,874.1
Total liabilities and total equity	21,262.0	54,721.5	14,311.1	90,294.6	7,214.2	12,018.4	(1,739.5)	107,787.7

Capital
Borrowings	38.4	1,352.6	216.6	1,607.6	—	3,180.3	8,855.0	13,642.9
Investments in Fairfax affiliates	1,214.0	2,278.4	229.7	3,722.1	885.5	—	(4,607.6)	—
Shareholders’ equity attributable to shareholders of Fairfax	7,263.5	14,879.5	6,183.5	28,326.5	284.4	3,739.8	(5,836.4)	26,514.3
Non-controlling interests	—	2,446.7	553.3	3,000.0	5.4	1,354.4	—	4,359.8
Total capital	8,515.9	20,957.2	7,183.1	36,656.2	1,175.3	8,274.5	(1,589.0)	44,517.0
% of consolidated total capital	19.1%	47.1%	16.1%	82.3%	2.6%	18.6%	(3.5)%	100.0%

(1)	Includes intercompany investments in Fairfax non-insurance subsidiaries carried at cost that are eliminated on consolidation.
(2)	Life insurance and Run-off’s assets held for sale and liabilities associated with assets held for sale at December 31, 2025 exclude assets of $300.6 and liabilities of $34.0, respectively, reflecting certain portfolio investments held through various investment funds which Fairfax will continue to consolidate after closing of the proposed sale and certain investments which are expected to be retained by Fairfax. See note 21 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2025.
(3)	Intercompany investments in Fairfax insurance and reinsurance subsidiaries carried at cost that are eliminated on consolidation.
(4)	Corporate and eliminations includes the Fairfax holding company, subsidiary intermediate holding companies, and consolidating and eliminating entries. The most significant of those entries are the elimination of intercompany reinsurance provided by Group Re, and reinsurance provided by Odyssey Group and Allied World to affiliated primary insurers.

Segmented Balance Sheet as at December 31, 2024

	Property and Casualty Insurance and Reinsurance
	North	Global	International			Non-	Corporate
	American	Insurers and	Insurers and		Life insurance	insurance	and
	Insurers	Reinsurers	Reinsurers	Total	and Run-off	companies	eliminations(3)	Consolidated
Assets
Holding company cash and investments	156.9	235.0	—	391.9	—	—	2,110.8	2,502.7
Insurance contract receivables	23.7	726.0	13.9	763.6	16.8	—	—	780.4
Portfolio investments(1)	15,016.9	37,126.4	9,226.1	61,369.4	4,090.6	2,291.9	(2,531.5)	65,220.4
Reinsurance contract assets held	1,970.0	7,050.7	2,182.3	11,203.0	413.7	—	(934.1)	10,682.6
Deferred income tax assets	48.3	123.3	57.7	229.3	0.9	88.6	6.2	325.0
Goodwill and intangible assets	784.6	2,230.6	1,068.1	4,083.3	12.8	4,181.7	0.4	8,278.2
Due from affiliates	215.5	18.3	8.2	242.0	347.4	1.4	(590.8)	—
Other assets	616.7	836.1	406.0	1,858.8	1,585.2	5,203.8	340.2	8,988.0
Investments in Fairfax insurance and reinsurance affiliates(2)	130.0	307.3	42.2	479.5	22.0	—	(501.5)	—
Total assets	18,962.6	48,653.7	13,004.5	80,620.8	6,489.4	11,767.4	(2,100.3)	96,777.3

Liabilities
Accounts payable and accrued liabilities	446.9	942.3	665.1	2,054.3	346.3	3,170.4	507.3	6,078.3
Derivative obligations	36.8	227.5	1.2	265.5	8.1	82.7	0.6	356.9
Deferred income tax liabilities	7.5	613.3	337.3	958.1	64.4	514.3	177.2	1,714.0
Insurance contract payables	40.4	205.5	63.3	309.2	613.8	—	—	923.0
Insurance contract liabilities	10,798.0	28,219.4	5,244.3	44,261.7	4,280.2	—	(939.7)	47,602.2
Due to affiliates	9.6	3.3	11.3	24.2	—	71.2	(95.4)	—
Borrowings - holding company and insurance and reinsurance companies	38.4	772.4	165.0	975.8	—	—	7,882.4	8,858.2
Borrowings - non-insurance companies	—	—	—	—	—	2,888.9	6.6	2,895.5
Total liabilities	11,377.6	30,983.7	6,487.5	48,848.8	5,312.8	6,727.5	7,539.0	68,428.1

Equity
Shareholders’ equity attributable to shareholders of Fairfax	7,585.0	17,137.4	6,177.5	30,899.9	1,172.2	4,907.9	(12,912.0)	24,068.0
Non-controlling interests	—	532.6	339.5	872.1	4.4	132.0	3,272.7	4,281.2
Total equity	7,585.0	17,670.0	6,517.0	31,772.0	1,176.6	5,039.9	(9,639.3)	28,349.2
Total liabilities and total equity	18,962.6	48,653.7	13,004.5	80,620.8	6,489.4	11,767.4	(2,100.3)	96,777.3

Capital
Borrowings	38.4	772.4	165.0	975.8	—	2,888.9	7,889.0	11,753.7
Investments in Fairfax affiliates	1,290.1	2,317.0	214.0	3,821.1	405.9	—	(4,227.0)	—
Shareholders’ equity attributable to shareholders of Fairfax	6,294.9	13,165.7	5,754.5	25,215.1	766.3	3,498.9	(5,412.3)	24,068.0
Non-controlling interests	—	2,187.3	548.5	2,735.8	4.4	1,541.0	—	4,281.2
Total capital	7,623.4	18,442.4	6,682.0	32,747.8	1,176.6	7,928.8	(1,750.3)	40,102.9
% of consolidated total capital	19.0%	46.0%	16.7%	81.7%	2.9%	19.8%	(4.4)%	100.0%

(1)	Includes intercompany investments in Fairfax non-insurance subsidiaries carried at cost that are eliminated on consolidation.
(2)	Intercompany investments in Fairfax insurance and reinsurance subsidiaries carried at cost that are eliminated on consolidation.
(3)	Corporate and eliminations includes the Fairfax holding company, subsidiary intermediate holding companies, and consolidating and eliminating entries. The most significant of those entries are the elimination of intercompany reinsurance provided by Group Re, and reinsurance provided by Odyssey Group and Allied World to affiliated primary insurers.

Components of Consolidated Balance Sheets

Consolidated Balance Sheet Summary

Changes to the assets and liabilities on the company’s consolidated balance sheet at December 31, 2025 compared to December 31, 2024 were primarily affected by the classification of Eurolife Life Operations as held for sale as described in note 21 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2025, increased business volumes at the property and casualty insurance and reinsurance companies, interest and dividends remaining strong, primarily from the company’s fixed income portfolio, and unrealized appreciation of common stocks and bonds as described below.

Holding company cash and investments increased to $2,724.9 ($2,716.9 net of holding company derivative obligations) at December 31, 2025 from $2,502.7 at December 31, 2024 ($2,502.1 net of holding company derivative obligations). Significant cash transactions at the holding company in 2025 are set out in the Financial Condition section of this MD&A under the heading “Liquidity”.

Insurance contract receivables increased by $225.8 to $1,006.2 at December 31, 2025 from $780.4 at December 31, 2024 principally related to increases at Crum & Forster (primarily reflecting increased business volumes that resulted in higher balances from third party administrators due to the normal lag in associated collections) and at Allied World (primarily reflecting growth in business volumes), partially offset by a decrease at Brit (primarily reflecting the timing of settlements with agents and brokers).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Portfolio investments comprise investments carried at fair value and investments that are equity accounted, the aggregate carrying value of which was $72,921.8 at December 31, 2025 ($72,142.9 net of subsidiary derivative obligations) compared to an aggregate carrying value at December 31, 2024 of $65,220.4 ($64,864.1 net of subsidiary derivative obligations). The increase of $7,278.8 principally reflected net cash generated by insurance and reinsurance underwriting operations, interest and dividends earned by the property and casualty insurance and reinsurance companies of $2,241.5, share of profit of associates of $816.1 and net unrealized appreciation of common stocks and bonds, partially offset by the reclassification of Eurolife Life Operations’ portfolio investments to assets held for sale, in addition to the specific factors which caused movements in portfolio investments as discussed in the paragraphs that follow.

Subsidiary cash and short term investments increased by $1,294.5, primarily due to net cash generated by insurance and reinsurance underwriting operations and interest and dividends received primarily from the insurance and reinsurance companies’ fixed income portfolio, partially offset by the reclassification of cash and short term investments at Eurolife Life Operations to assets held for sale.

Bonds (including bonds pledged for derivative obligations) increased by $2,524.0, primarily reflecting net purchases of U.S. treasury bonds, other government bonds and first mortgage loans, and net unrealized gains on bonds as a result of the changing interest rate environment, partially offset by the net sales of corporate and other bonds and the reclassification of bonds at Eurolife Life Operations to assets held for sale.

Common stocks increased by $1,863.9 primarily reflecting net unrealized gains and net purchases of common stocks, partially offset by the reclassification of common stocks at Eurolife Life Operations to assets held for sale.

Investments in associates increased by $1,472.0 primarily reflecting share of profit of associates of $816.1 and the commencement of the equity method of accounting for Albingia and The Keg, and share of other comprehensive income of associates (principally foreign currency translation gains), partially offset by the sale of the company’s investment in Sigma, partial sale of Eurobank and the recognition of distributions and dividends from associates and joint ventures.

Derivatives and other invested assets, net of derivative obligations, increased by $182.0 primarily reflecting net purchases and net unrealized gains on equity warrants and options and net acquisitions of investment properties, partially offset by lower receivables from counterparties on foreign exchange contracts.

Reinsurance contract assets held increased by $568.4 to $11,251.0 at December 31, 2025 from $10,682.6 at December 31, 2024 primarily reflecting increased business volumes (primarily at Allied World and Crum & Forster), the impact of the U.S. dollar weakening relative to the company’s reinsurance contract assets held denominated in other currencies and the effect of decreases in discount rates.

Deferred income tax assets increased by $42.1 to $367.1 at December 31, 2025 from $325.0 at December 31, 2024 primarily reflecting deferred income tax assets arising from restricted interest and financing expenses of AGT and an acquisition by Sleep Country.

Goodwill and intangible assets increased by $61.2 to $8,339.4 at December 31, 2025 from $8,278.2 at December 31, 2024 primarily reflecting acquisitions within Sleep Country and Recipe, the impact of the weakening of the U.S. dollar against a number of other currencies in which the company’s goodwill and intangible assets are denominated and additions to computer software, partially offset by the amortization of intangible assets, non-cash impairment charges at Boat Rocker prior to deconsolidation and the deconsolidation of The Keg as described in note 21 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2025.

The allocation by operating segment at December 31, 2025 of goodwill of $4,230.4 and intangible assets of $4,109.0 (December 31, 2024 - $4,124.9 and $4,153.3), is described in note 12 (Goodwill and Intangible Assets) to the consolidated financial statements for the year ended December 31, 2025. Impairment tests for goodwill and indefinite-lived intangible assets were completed during 2025 and it was concluded that no significant impairments had occurred.

Other assets decreased by $1,256.6 to $7,731.4 at December 31, 2025 from $8,988.0 at December 31, 2024 primarily reflecting the reclassification of Eurolife’s unit-linked insurance products as held for sale.

Accounts payable and accrued liabilities increased modestly by $41.4 to $6,119.7 at December 31, 2025 from $6,078.3 at December 31, 2024 primarily reflecting higher payables for securities purchased but not yet settled, as well as an increase in the carrying value of the company’s redemption liability on non-controlling interests of Eurolife, partially offset by lower lease liabilities due to the deconsolidation of The Keg.

Deferred income tax liabilities increased by $232.7 to $1,946.7 at December 31, 2025 from $1,714.0 at December 31, 2024 principally reflecting deferred income tax liabilities recognized on net unrealized gains on investments at the holding company (principally related to the company’s investment in long equity total return swaps on Fairfax subordinate voting shares) and at the property and casualty insurance and reinsurance companies.

Insurance contract payables decreased by $584.7 to $338.3 at December 31, 2025 from $923.0 at December 31, 2024 primarily reflecting a decrease in non-unit linked insurance products at Eurolife resulting from the classification of Eurolife Life Operations as held for sale.

Insurance contract liabilities increased by $2,838.8 to $50,441.0 at December 31, 2025 from $47,602.2 at December 31, 2024 primarily reflecting increased business volumes (principally at Crum & Forster, Odyssey Group and Allied World), current period catastrophe losses (principally in the Global Insurers and Reinsurers reporting segment), the impact of the U.S. dollar weakening relative to the company’s insurance contract liabilities denominated in other currencies and the effect of decreases in discount rates, partially offset by a decrease in insurance contract liabilities at Eurolife resulting from the classification of Eurolife Life Operations as held for sale.

Borrowings - holding company and insurance and reinsurance companies increased by $1,597.5 to $10,455.7 at December 31, 2025 from $8,858.2 at December 31, 2024 primarily reflecting the net proceeds of $1,393.3 from the issuances of unsecured senior notes due 2035 and 2055 and higher euro denominated unsecured senior notes related to the strengthening of the euro relative to the U.S. dollar, partially offset by the annual payment of $165.0 on the note payable to Burgan Bank and First Abu Dhabi Bank related to the acquisition of Gulf Insurance in 2023.

Borrowings - non-insurance companies increased by $291.7 to $3,187.2 at December 31, 2025 from $2,895.5 at December 31, 2024 primarily reflecting increased borrowings at Recipe to partially fund the repurchase and cancellation of its common shares not owned by Fairfax and acquisitions within Recipe, and increased borrowings at Sleep Country to support growth and an acquisition within Sleep Country, partially offset by decreased borrowings at Peak Achievement.

Non-controlling interests increased by $78.6 to $4,359.8 at December 31, 2025 from $4,281.2 at December 31, 2024 primarily reflecting the non-controlling interests’ share of net earnings ($511.4), partially offset by net changes in capitalization ($189.1, principally related Recipe’s repurchase and cancellation of its common shares not owned by the company), the deconsolidation of Boat Rocker and dividends paid to non-controlling interests ($181.8, primarily by the Global Insurers and Reinsurers reporting segment). For further details refer to note 16 (Total Equity) and note 21 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2025.

Comparison of 2024 to 2023 - Total assets and total liabilities increased to $96,777.3 and $68,428.1 at December 31, 2024 from $91,985.1 and $64,284.2 at December 31, 2023 primarily reflecting the acquisition of Sleep Country (October 1, 2024), and the consolidations of Meadow Foods (November 29, 2024) and Peak Achievement (December 20, 2024), increased business volumes at the property and casualty insurance and reinsurance companies and a significant increase in interest and dividends primarily from the company’s fixed income portfolio. Refer to note 21 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2025 for additional details.

Liability for Incurred Claims for Insurance Contracts

Since 1985, in order to ensure so far as possible that the company’s liability for incurred claims for insurance contracts (often called “loss reserves” or “provision for claims”), is adequate, management has established procedures so that the provision for losses and loss adjustment expenses at the company’s property and casualty insurance and reinsurance operations and at Life insurance and Run-off are subject to several reviews. The loss reserves are reviewed separately by, and must be acceptable to, internal actuaries at each operating company and the company’s Chief Actuary. Additionally, independent actuaries are periodically engaged to review an operating company’s reserves or reserves for certain lines of business.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The tables below present the company’s property and casualty insurance and reinsurance companies and Run-off’s liability for incurred claims, on an undiscounted basis and excluding risk adjustment, by reporting segment and line of business:

December 31, 2025

	Property and Casualty Insurance and Reinsurance
	North		International
	American	Global Insurers	Insurers and
	Insurers	and Reinsurers	Reinsurers	Total	Run-off	Total(1)
Property	872.9	6,235.9	2,461.4	9,570.2	27.9	9,598.1
Casualty	10,165.2	23,736.4	1,680.4	35,582.0	942.3	36,524.3
Specialty	343.6	1,835.6	991.4	3,170.6	0.3	3,170.9
Insurance contracts - LIC (excluding risk adjustment and discounting)	11,381.7	31,807.9	5,133.2	48,322.8	970.5	49,293.3

(1)	Excludes provision for claims for life policy benefits of $32.5.

December 31, 2024

	Property and Casualty Insurance and Reinsurance
	North		International
	American	Global Insurers	Insurers and
	Insurers	and Reinsurers	Reinsurers	Total	Run-off	Total(1)
Property	1,036.5	6,318.1	1,859.9	9,214.5	21.8	9,236.3
Casualty	8,862.9	21,521.8	1,446.4	31,831.1	987.2	32,818.3
Specialty	307.8	1,750.8	915.0	2,973.6	0.4	2,974.0
Insurance contracts - LIC (excluding risk adjustment and discounting)	10,207.2	29,590.7	4,221.3	44,019.2	1,009.4	45,028.6

(1)	Excludes provision for claims for life policy benefits of $73.4.

In the ordinary course of carrying on business, the company’s property and casualty insurance and reinsurance and Run-off operations may pledge their own assets as security for their own obligations to pay claims or to make premium (and accrued interest) payments. Circumstances where assets may be pledged (either directly or to support letters of credit) include: regulatory deposits (such as with U.S. states for workers’ compensation business); deposits of funds at Lloyd’s in support of London market underwriting; and by a non-admitted company under U.S. insurance regulations as security for claims assumed or to support funds withheld obligations. Generally, the pledged assets are released as the underlying payment obligation is fulfilled. Cash and investments pledged by the company’s subsidiaries at December 31, 2025 of $9.7 billion, as described in note 5 (Cash and Investments) to the consolidated financial statements for the year ended December 31, 2025, represented the aggregate amount at that date that had been pledged in the ordinary course of business to support each pledging subsidiary’s respective obligations (these pledges do not involve the cross-collateralization by one subsidiary of another subsidiary’s obligations).

The liability for incurred claims for insurance contracts is established by the company’s insurance companies using the case method when claims are initially reported. The provisions for claims are subsequently adjusted as additional information on the estimated ultimate amount of a claim becomes known during the course of its settlement. The company’s reinsurance companies rely on initial and subsequent premium and loss information received from ceding companies to establish estimates of their provisions for losses. In determining the provision to cover the estimated ultimate liability for all of the company’s insurance and reinsurance obligations, a provision is also made for management’s calculation of factors affecting the future development of losses including incurred but not reported losses based on the volume of business currently in force, the historical experience on claims and potential changes, such as changes in the underlying book of business, in law and in cost factors.

As time passes, more information about claims becomes known and the liability for incurred claims for insurance contracts may consequently be adjusted upward or downward. Because of the various elements of estimation encompassed in this process, and the time it takes to settle many of the more substantial claims, several years may be required before a meaningful comparison of actual losses to the original estimates can be developed.

The development of the provision for losses is often measured as the difference between estimates of reserves as of the initial year-end and the re-estimated reserves at each subsequent year-end. This is based on actual payments in full or partial settlement of claims, plus re-estimates of the reserves required for claims still open or claims still unreported. Favourable prior year reserve development (or redundancies) means that subsequent reserve estimates are lower than originally indicated, while unfavourable prior year reserve development (or deficiencies) means that the original reserve estimates were lower than subsequently indicated. The net favourable (unfavourable) reserve development in the table that follows excludes the loss reserve development of a subsidiary in the year it is acquired.

Net favourable (unfavourable) prior year reserve development, on an undiscounted basis, by reporting segment for the years ended December 31 were comprised as follows:

	Favourable/(Unfavourable)
Property and Casualty Insurance and Reinsurance	2025	2024
North American Insurers	132.0	101.0
Global Insurers and Reinsurers	339.1	257.4
International Insurers and Reinsurers	280.4	235.2
Net favourable prior year reserve development	751.5	593.6
Run-off - net adverse prior year reserve development	(298.5)	(221.1)
Net favourable prior year reserve development	453.0	372.5

The company endeavours to establish an adequate liability for incurred claims for insurance contracts at the balance sheet date, with the objective of remaining prudently reserved during the expected claims settlement period. The reserves will always be subject to upward or downward experience adjustment in the future which could differ significantly from the past due to many unknown factors.

Available on Fairfax’s website (www.fairfax.ca) in the Annual Financial Supplement for the year ended December 31, 2025 are tables that show the historical reserve development of the liability for incurred claims for insurance contracts of the underlying operating companies in the company’s property and casualty insurance and reinsurance reporting segments: North American Insurers (comprised of Northbridge, Crum & Forster and Zenith National), Global Insurers and Reinsurers (comprised of Odyssey Group, Brit, Ki and Allied World) and International Insurers and Reinsurers.

Asbestos, Pollution and Other Latent Hazards

The company’s insurance contract liabilities and reinsurance contract assets held include estimates for exposure to asbestos claims, environmental pollution and other types of latent hazard claims (collectively “APO exposures”).

A number of the company’s subsidiaries wrote general liability policies and reinsurance prior to their acquisition by Fairfax under which policyholders continue to present asbestos-related injury claims; substantially all of these claims are now managed by Run-off. The unpredictability of the underlying litigation, unsettled legal principles regarding coverage, and unfavourable legislation create uncertainty around these claims that significantly affects the ability of insurers and reinsurers to estimate the amount of unpaid claims and settlement expenses.

Asbestos trial results have been mixed, with some verdicts favourable for plaintiffs and others for defendants. Many courts in asbestos and other latent injury claims allow scientifically unsupported studies and reports as evidence of causation, fueling questionable claims. Recently, however, a few courts have applied evidence rules more diligently, disallowing the evidence and dismissing cases. A growing body of research in genetics provides further support for defenses asserting plaintiffs’ disease more likely was caused by genetic factors. The company continues to implement strategies regarding these issues and will evaluate and adjust its reserves as necessary.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The company also faces claims exposure from environmental pollution and other latent injury allegedly from exposure to harmful substances in pharmaceutical products, pesticides and other chemical products, and consumer products such as talc and home hair treatments. Claims of liability for sports-related head injury and opioid addiction are also presented. Increasing sexual molestation injury claims continue to present exposure to the company, as more states enact laws extending time to sue. The company also has received pollution and bodily injury claims involving per-and polyfluoroalkyl substances (“PFAS”) and bodily injury alleging silica exposure in cutting manufactured stone. The company monitors numerous other potential or emerging mass torts; often these torts do not implicate any policy for which the company is responsible, and sometimes the nature of the claims may place them outside the scope of coverage of policies that may otherwise be implicated. Disputes regarding coverage for lead paint, sexual molestation, and opioid addiction liabilities have resulted in rulings and precedents that may limit the company’s exposures, and coverage relating to various other types of tort claims remains in dispute and undecided.

Reserves for asbestos, pollution and other latent hazards cannot be estimated using traditional loss reserving techniques that rely on historical accident year loss development factors. The uncertainty around future estimates is driven by the lack of historical experience to draw from, uncertainty surrounding the volume of such claims and reporting patterns, emerging science that examines the risk of disease posed by these substances, changes in law impacting both liability and coverage, inconsistent trial results, insolvencies of defendants and co-insurers, and social and economic inflation. As each insured presents different liability and coverage issues, the company evaluates its asbestos, pollution and other latent hazard exposure on an insured-by-insured basis. Since the mid-1990’s the company has utilized a sophisticated methodology that draws upon company experience and claim data sets to assess liabilities on reported claims. The methodology utilizes a ground-up, exposure-based analysis that constitutes the industry “best practice”. In conjunction with the exposure-based analysis, the company also uses aggregate industry methods when setting its overall asbestos, pollution and other latent hazard reserves.

Following is an analysis of the company’s insurance contract liabilities, gross and net of reinsurance, undiscounted and excluding risk adjustment, from U.S. asbestos exposures for the years ended December 31:

	2025		2024
	Gross	Net(1)	Gross	Net(1)
Asbestos
Insurance contract liabilities for asbestos claims at January 1	839.1	707.0	997.7	787.5
Asbestos losses incurred during the year	273.5	175.0	146.4	119.2
Asbestos losses paid during the year	(318.6)	(222.0)	(305.0)	(199.7)
Insurance contract liabilities for asbestos claims at December 31	794.0	660.0	839.1	707.0

(1)	Net of asset for incurred claims for reinsurance contract assets held, undiscounted and excluding risk adjustment.

To the extent that future social, scientific, economic, legal, or legislative developments alter the volume of claims, the liabilities of policyholders, policy coverage or the ability to recover reinsurance, additional adjustments to insurance contract liabilities beyond current estimates may emerge in future periods.

Reinsurance Contract Assets Held

The company’s property and casualty insurance and reinsurance operations purchase reinsurance to achieve various objectives including protection from catastrophic financial loss resulting from a single event, such as the total loss of a large manufacturing plant from a fire, protection against the aggregation of many smaller claims resulting from a single event, such as an earthquake or major hurricane, that may affect many policyholders simultaneously, and generally to protect capital by limiting loss exposure to acceptable levels.

Reinsurance contract assets held on the consolidated balance sheet increased by $568.4 from $10,682.6 at December 31, 2024 to $11,251.0 at December 31, 2025 (principally comprised of the asset for incurred claims for reinsurance contract assets held of $10,946.2), primarily reflecting increased business volumes (primarily at Allied World and Crum & Forster), the impact of the U.S. dollar weakening relative to the company’s reinsurance contract assets held denominated in other currencies and the effect of decreases in discount rates.

The following table presents the company’s top 10 reinsurance groups (ranked by reinsurance contract assets held from reinsurers, presented on an undiscounted basis excluding risk adjustment and including the unearned portion of premiums ceded to reinsurers) at December 31, 2025, which represented 48.4% (December 31, 2024 - 51.5%) of reinsurance contract assets held from reinsurers, undiscounted.

			Reinsurance	Net unsecured
		A.M. Best	contract assets	reinsurance contract
		rating (or S&P	held,	assets held,
Reinsurance group	Principal reinsurers	equivalent)(1)	undiscounted(2)	undiscounted(3)
Swiss Re	Swiss Reinsurance America Corporation	A+	1,195.3	1,177.5
Munich Re	Munich Reinsurance Company	A+	1,151.3	1,075.2
Everest	Everest Reinsurance (Bermuda), Ltd	A+	859.5	769.1
Sompo Holdings	Endurance Assurance Corporation	A+	753.4	741.2
RenaissanceRe	Renaissance Reinsurance U.S. Inc.	A+	703.6	694.7
Berkshire Hathaway	General Reinsurance Corporation	A++	692.1	692.4
Talanx	Hannover Rück SE	A+	633.9	629.7
MS&AD	MS First Capital Insurance Limited	A+	499.3	486.0
CVC Capital	Lloyd's Syndicate 3500	A+	462.2	271.3
AIG	New Hampshire Insurance Company	A	416.5	410.5
Top 10 reinsurance groups			7,367.1	6,947.6
Other reinsurers			7,848.2	7,497.1
Reinsurance contract assets held, undiscounted			15,215.3	14,444.7
Provision for uncollectible reinsurance			(191.3)	(191.3)
Reinsurance contract assets held, undiscounted			15,024.0	14,253.4

(1)	Financial strength rating of principal reinsurer.
(2)	Excludes specific provisions for uncollectible reinsurance.
(3)	Net of outstanding balances for which security was held, and excludes specific provisions for uncollectible reinsurance.

Reinsurance contract assets held, undiscounted in the table above is reconciled to the amounts presented on the consolidated balance sheet at December 31, 2025 as follows:

December 31, 2025
As presented above	15,024.0
Effects of discounting	(1,596.9)
Risk adjustment for non-financial risk	1,146.1
Premiums payable to reinsurers and other	(3,322.2)
Reinsurance contract assets held	11,251.0

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table presents reinsurance contract assets held, undiscounted from reinsurers at December 31, 2025 according to the financial strength rating of the reinsurers. Shown separately are pools and associations, which generally consist of government or similar insurance funds carrying limited credit risk.

			Net unsecured
	Reinsurance		reinsurance
	contract assets	Balance for	contract assets
	held,	which security	held,
A.M. Best rating (or S&P equivalent)	undiscounted	is held	undiscounted
A++	1,041.0	5.5	1,035.5
A+	8,512.5	259.0	8,253.5
A	3,435.8	102.9	3,332.9
A-	785.7	31.9	753.8
B++	80.7	1.1	79.6
B+	20.6	—	20.6
B or lower	59.4	0.1	59.3
Not rated	982.7	370.1	612.6
Pools and associations	296.9	—	296.9
	15,215.3	770.6	14,444.7
Provision for uncollectible reinsurance	(191.3)		(191.3)
Reinsurance contract assets held, undiscounted	15,024.0		14,253.4

To support reinsurance contract assets held, undiscounted the company had the benefit of letters of credit or trust funds totaling $770.6 at December 31, 2025. In addition to the above security arrangements, Lloyd’s is also required to maintain funds in Canada and the United States that are monitored by the applicable regulatory authorities in those jurisdictions.

Substantially all of the provision for uncollectible reinsurance of $191.3 at December 31, 2025 related to net unsecured reinsurance contract assets held that are not rated (undiscounted of $612.6 from the table above).

Credit risk associated with the company’s reinsurance contract assets held is discussed in note 22 (Financial Risk Management, under the heading “Credit Risk”) to the consolidated financial statements for the year ended December 31, 2025. From the credit risk analysis performed by its reinsurance security department, the company believes that its provision for uncollectible reinsurance is reasonable for all incurred losses arising from uncollectible reinsurance at December 31, 2025.

The consolidated net reinsurance result was a net cost of $1,695.5 (2024 - $1,744.5), comprised of (i) cost of reinsurance of $5,522.1 (2024 - $6,197.7) that consists of premiums ceded to reinsurers of $6,864.7 (2024 - $7,562.0), partially offset by commission income on ceded premiums of $1,342.6 (2024 - $1,364.3), less (ii) recoveries of insurance service expenses of $3,826.6 (2024 - $4,453.2) that included the effects of discounting and risk adjustment, which reduced recoveries of incurred claims by $429.3 (2024 - $470.5).

Year ended December 31, 2025

	Property and Casualty Insurance and Reinsurance
			International		Life
	North American	Global Insurers	Insurers and		insurance and	Inter-
	Insurers	and Reinsurers	Reinsurers	Total	Run-off	company	Consolidated
Cost of reinsurance	(1,404.7)	(2,573.1)	(1,942.3)	(5,920.1)	(39.5)	437.5	(5,522.1)
Recoveries of insurance service expenses	1,287.5	1,914.7	960.5	4,162.7	136.0	(472.1)	3,826.6
Net reinsurance result	(117.2)	(658.4)	(981.8)	(1,757.4)	96.5	(34.6)	(1,695.5)

Year ended December 31, 2024

	Property and Casualty Insurance and Reinsurance
	North		International		Life
	American	Global Insurers	Insurers and		insurance and	Inter-
	Insurers	and Reinsurers	Reinsurers	Total	Run-off	company	Consolidated
Cost of reinsurance	(1,297.9)	(2,706.2)	(2,592.4)	(6,596.5)	(27.2)	426.0	(6,197.7)
Recoveries of insurance service expenses	1,209.2	1,943.6	1,713.2	4,866.0	60.1	(472.9)	4,453.2
Net reinsurance result	(88.7)	(762.6)	(879.2)	(1,730.5)	32.9	(46.9)	(1,744.5)

Premiums ceded to reinsurers decreased to $6,864.7 in 2025 from $7,562.0 in 2024 principally reflecting a decrease at Gulf Insurance due to the termination of the AFYA insurance contract (which had a high cession rate) and increased retention at Brit and Ki, partially offset by higher ceded business volumes at Crum & Forster and Allied World.

Commission income on ceded premiums decreased marginally to $1,342.6 in 2025 from $1,364.3 in 2024, primarily following the decrease in premiums ceded to reinsurers, partially offset by a higher average commission rate.

Recoveries of insurance service expenses decreased to $3,826.6 in 2025 from $4,453.2 in 2024 principally reflecting the same factors as noted above for premiums ceded to reinsurers and improved current period ceded loss experience within the International Insurers and Reinsurers reporting segment.

The use of reinsurance in 2025 decreased cash provided by operating activities by approximately $1,446.0 (2024 - $1,245.5) primarily reflecting the timing of premiums paid to reinsurers, which was earlier than the collection of reinsurance on claims paid, and the profitability of the business ceded.

Investments

Hamblin Watsa Investment Counsel Ltd.

Hamblin Watsa Investment Counsel Ltd. (“Hamblin Watsa”) is a wholly owned subsidiary of the company that serves as the investment manager for the holding company, the property and casualty insurance and reinsurance operations, Life insurance and Run-off companies, and Fairfax India. Following a long term value-oriented investment philosophy with primary emphasis on the preservation of invested capital, Hamblin Watsa looks for investments with a margin of safety by conducting thorough proprietary analysis of investment opportunities and markets, assessing the financial strength of issuers, identifying attractively priced securities selling at discounts to intrinsic value and hedging risks where appropriate. Hamblin Watsa is opportunistic and disciplined in seeking undervalued securities in the market, often investing in out-of-favour securities when sentiment is negative, and maintaining a large proportion of its investment portfolio in cash and cash equivalents when it perceives markets to be over-valued.

Hamblin Watsa generally operates as a separate investment management entity, with the company’s Chief Executive Officer and one other corporate officer serving as members of Hamblin Watsa’s investment committee. This investment committee, led by Hamblin Watsa’s President and Chief Investment Officer, is responsible for making all investment decisions, subject to relevant regulatory guidelines and constraints, and oversight by Hamblin Watsa management. The company’s Board of Directors, management and operating companies served by Hamblin Watsa are kept apprised of significant investment decisions by Hamblin Watsa through the financial reporting process and periodic presentations by Hamblin Watsa management.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Overview of Investment Performance

Investments at their year-end carrying values (including at the holding company) for the company’s first year and for the past ten years are presented in the following table. Included in bonds are U.S. treasury bond forward contracts, CPI-linked derivatives, interest rate swaps and credit default swaps and included in common stocks are investments in associates and equity derivatives.

	Cash and
	short term		Preferred	Common	Real	Total	Investments
Year(1)	investments	Bonds(2)	stocks	stocks	estate(3)	investments(4)	per share ($)(5)
1985	6.4	14.1	1.0	2.5	—	24.0	4.80
↕
2016	11,214.4	10,358.3	70.6	6,281.1	506.3	28,430.7	1,231.11
2017(6)	19,186.2	10,392.5	299.6	9,014.1	363.0	39,255.4	1,414.55
2018	7,423.8	20,727.3	264.6	9,738.1	686.8	38,840.6	1,425.97
2019(7)	10,652.2	16,499.9	582.9	10,539.5	730.1	39,004.6	1,453.71
2020	13,860.6	16,483.3	609.9	11,504.9	712.7	43,171.4	1,649.24
2021(8)(9)	22,796.8	14,700.7	2,419.9	12,249.1	850.4	53,016.9	2,221.48
2022(10)	10,386.4	29,209.5	2,349.1	12,832.3	702.2	55,479.5	2,378.51
2023(11)	8,094.0	37,709.9	2,459.6	15,863.7	631.6	64,758.8	2,815.20
2024	8,698.1	38,547.0	2,385.2	16,930.3	805.6	67,366.2	3,108.95
2025(12)	9,226.2	41,141.2	2,320.1	21,139.9	1,032.4	74,859.8	3,589.35

(1)	IFRS basis since 2010.
(2)	Includes the company’s investment in other funds with a carrying value of $419.4 at December 31, 2025 (December 31, 2024 - $389.9, December 31, 2023 - $305.7, December 31, 2022 - $202.8, December 31, 2021 - $195.5, December 31, 2020 - $195.4, December 31, 2019 - $175.6, December 31, 2018 - $150.3, December 31, 2017 - $90.9, December 31, 2016 - $157.1) that are invested principally in fixed income securities.
(3)	Includes the company’s equity accounted investments in KWF LPs, and Grivalia Properties prior to its consolidation effective July 4, 2017. Grivalia Properties was deconsolidated upon its merger into Eurobank on May 17, 2019. Eurobank is included in common stocks in the table above.
(4)	Comprised of holding company cash and investments and portfolio investments, net of derivative obligations (commencing in 2004), as presented on the consolidated balance sheet.
(5)	Total investments divided by the number of common shares effectively outstanding as presented in the consolidated financial statements. This supplementary financial measure is presented principally to indicate the significance of the company’s investments in the composition of book value per basic share.
(6)	Increases primarily related to Allied World’s investment portfolio of $7,918.8, which the company commenced consolidating on July 6, 2017.
(7)	Excludes European Run-off’s portfolio investments that were included in assets held for sale on the consolidated balance sheet at December 31, 2019.
(8)	Increases in part related to the consolidation of Eurolife on July 14, 2021 and Singapore Re on June 17, 2021, and their investment portfolios of $3,256.8 and $316.9 respectively.
(9)	Common stocks is restated as at January 1, 2022 for the adoption of IFRS 17 on January 1, 2023, principally related to the company’s equity accounted investment in Gulf Insurance.
(10)	Restated for the adoption of IFRS 17 on January 1, 2023.
(11)	Increases in part related to the consolidation of Gulf Insurance on December 26, 2023 and its investment portfolio of $2,372.6.
(12)	Excludes Eurolife Life Operations’ portfolio investments of $1,663.6 that were included in assets held for sale on the consolidated balance sheet at December 31, 2025. See note 21 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2025.

Investments per share increased by $480.40 to $3,589.35 at December 31, 2025 from $3,108.95 at December 31, 2024 primarily reflecting the factors that increased investments described under the heading “Components of Consolidated Balance Sheets” in this MD&A and the impact of the company’s purchases of its common shares for cancellation (principally pursuant to its normal course issuer bids). The company’s common shares effectively outstanding decreased to 20,856,086 at December 31, 2025 from 21,668,466 at December 31, 2024. Since 1985, investments per share has compounded at a rate of 18.0% per year, including the impact of acquisitions.

Interest and Dividends

The majority of interest and dividends is earned by the property and casualty insurance and reinsurance operations. Interest and dividends earned in the company’s first year and for the past ten years is presented in the following table. The company calculates a pre-tax and after-tax interest and dividends yield on average investments at carrying value, which are supplementary financial measures, to determine the return earned on investments during the holding period prior to realization of capital gains or losses.

		Interest and dividends
	Average	Pre-tax			After-tax
	Investments at		Yield(4)	Per share(5)		Yield(4)	Per share(5)
Year(1)	carrying value(2)	Amount(3)	(%)	($)	Amount(3)	(%)	($)
1986	46.3	3.4	7.34	0.70	1.8	3.89	0.38
↕
2016	28,723.4	555.2	1.93	24.12	408.1	1.42	17.73
2017	33,843.1	559.0	1.65	21.42	410.9	1.21	15.74
2018	39,048.0	783.5	2.01	27.59	575.9	1.47	20.28
2019(6)	40,109.3	880.2	2.19	31.37	646.9	1.61	23.05
2020	41,088.0	769.2	1.87	27.75	565.4	1.38	20.40
2021(7)	48,094.2	640.8	1.33	23.34	471.0	0.98	17.15
2022(8)	54,248.2	961.8	1.77	37.96	706.9	1.30	27.90
2023	60,119.2	1,896.2	3.15	75.83	1,393.7	2.32	55.73
2024	66,062.5	2,511.9	3.80	103.95	1,846.2	2.79	76.40
2025(9)	71,944.8	2,574.0	3.58	111.51	1,891.9	2.63	81.96

(1)	IFRS basis since 2010 and all amounts in the table are calculated using information presented in the consolidated financial statements.
(2)	Investments at carrying value is comprised of holding company cash and investments and portfolio investments, net of derivative obligations (commencing in 2004), as presented on the consolidated balance sheet. Average investments at carrying value is the simple average of investments at carrying value at the beginning and end of the year.
(3)	Pre-tax amount is as presented in the consolidated statement of earnings. After-tax amount is tax effected at the company’s Canadian statutory income tax rate.
(4)	Interest and dividends, on a pre-tax and after-tax basis, expressed as a percentage of average investments at carrying value.
(5)	Calculated using the weighted average diluted number of common shares outstanding during the year as disclosed in the consolidated financial statements.
(6)	Average investments at carrying value and interest and dividends yield on a pre-tax and after-tax basis were calculated inclusive of European Run-off’s portfolio investments included in assets held for sale on the consolidated balance sheet at December 31, 2019.
(7)	Average investments at carrying value is restated as at January 1, 2022 for the adoption of IFRS 17 on January 1, 2023.
(8)	Restated for the adoption of IFRS 17 on January 1, 2023.
(9)	Average investments at carrying value and interest and dividends yield on a pre-tax and after-tax basis were calculated inclusive of Eurolife Life Operations’ portfolio investments included in assets held for sale on the consolidated balance sheet at December 31, 2025.

Interest and dividends increased to $2,574.0 in 2025 from $2,511.9 in 2024, primarily reflecting higher interest income principally due to net purchases of other government bonds during 2024 and 2025 and investments related to Blizzard Vacatia during 2025, and higher dividend income on common stocks, partially offset by lower dividend income on preferred stocks in 2025 as dividends received in 2024 included a non-recurring dividend from the company’s holdings of Digit compulsory convertible preferred shares of $112.3.

The company’s pre-tax interest and dividends yield of 3.58% in 2025 decreased from 3.80% in 2024 and the company’s after-tax interest and dividends yield of 2.63% in 2025 decreased from 2.79% in 2024, with the year-over-year decreases principally reflecting the decrease in duration of the fixed income portfolio from investments into short-dated U.S. treasury bonds and sales of long-dated U.S. treasury bonds, which generally carry lower yields than longer-dated securities.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Interest and dividends by reporting segment and category in 2025 and 2024 were comprised as shown in the following tables:

Year ended December 31, 2025

	Property and Casualty Insurance and Reinsurance
	North	Global	International		Life
	American	Insurers and	Insurers and		insurance	Non-insurance	Corporate
	Insurers	Reinsurers	Reinsurers	Total	and Run-off	companies	and Other	Consolidated
Interest income:
Cash and short term investments	55.9	172.2	80.4	308.5	12.8	3.3	16.4	341.0
Bonds	511.3	1,217.9	263.6	1,992.8	98.0	6.2	12.2	2,109.2
Derivatives and other invested assets	(1.7)	8.5	7.2	14.0	1.1	3.5	(41.9)	(23.3)
	565.5	1,398.6	351.2	2,315.3	111.9	13.0	(13.3)	2,426.9
Dividends	48.1	87.4	46.7	182.2	13.4	7.1	24.5	227.2
Investment expenses	(74.9)	(142.9)	(38.2)	(256.0)	(11.8)	(42.4)	230.1	(80.1)
Interest and dividends	538.7	1,343.1	359.7	2,241.5	113.5	(22.3)	241.3	2,574.0

Year ended December 31, 2024

	Property and Casualty Insurance and Reinsurance
	North	Global	International		Life
	American	Insurers and	Insurers and		insurance	Non-insurance	Corporate
	Insurers	Reinsurers	Reinsurers	Total	and Run-off	companies	and Other	Consolidated
Interest income:
Cash and short term investments	46.1	154.4	97.0	297.5	21.0	3.8	37.5	359.8
Bonds	511.9	1,181.2	237.2	1,930.3	102.9	14.0	8.1	2,055.3
Derivatives and other invested assets	(6.6)	(7.8)	1.1	(13.3)	1.2	2.0	(58.4)	(68.5)
	551.4	1,327.8	335.3	2,214.5	125.1	19.8	(12.8)	2,346.6
Dividends	33.3	60.2	142.0	235.5	12.9	13.5	1.0	262.9
Investment expenses	(71.8)	(128.6)	(25.0)	(225.4)	(11.6)	(42.4)	181.8	(97.6)
Interest and dividends	512.9	1,259.4	452.3	2,224.6	126.4	(9.1)	170.0	2,511.9

Share of Profit (Loss) of Associates

Share of profit of associates of $816.1 in 2025 decreased from $956.3 in 2024 primarily reflecting the consolidation of the company’s investment in Peak Achievement on December 20, 2024 (share of profit of nil compared to $57.0 in 2024, principally reflecting its sale of Rawlings Sporting Goods), decreased share of profit of Eurobank (share of profit of $474.1 compared to $515.0 in 2024), decreased share of profit of Quess (share of loss of $23.4 compared to share of profit of $10.4 in 2024), increased share of loss of Waterous Energy Fund III (share of loss of $64.7 compared to $40.0 in 2024) and the sale of Sigma on March 28, 2025 (share of loss of $7.4 compared to share of profit of $33.8 in 2024), partially offset by continued strong performance of Poseidon (share of profit of $286.9 compared to $212.6 in 2024) and a lower share of loss from Fairfax India’s investment in Sanmar ($45.2 compared to $72.7 in 2024).

Share of profit of associates by reporting segment and category in 2025 and 2024 were comprised as shown in the following tables:

Year ended December 31, 2025

	Property and Casualty Insurance and Reinsurance
	North	Global	International		Life	Non-
	American	Insurers and	Insurers and		insurance	insurance	Corporate
	Insurers	Reinsurers	Reinsurers	Total	and Run-off	companies	and Other	Consolidated
Insurance and reinsurance:
Digit	—	—	55.1	55.1	—	—	—	55.1
Other	1.1	0.4	2.6	4.1	0.2	—	7.5	11.8
	1.1	0.4	57.7	59.2	0.2	—	7.5	66.9
Non-insurance:
India	2.4	0.1	—	2.5	—	79.1	(23.3)	58.3

Real estate	(2.3)	(6.6)	0.5	(8.4)	18.3	(0.4)	—	9.5

Other
Eurobank(1)	50.7	252.9	52.1	355.7	49.4	—	69.0	474.1
Poseidon	46.3	195.9	21.9	264.1	11.0	—	11.8	286.9
EXCO	3.4	23.1	6.3	32.8	2.9	—	16.8	52.5
Other(2)	(50.4)	(94.2)	10.4	(134.2)	2.2	0.3	(0.4)	(132.1)
	50.0	377.7	90.7	518.4	65.5	0.3	97.2	681.4
	50.1	371.2	91.2	512.5	83.8	79.0	73.9	749.2
Share of profit of associates	51.2	371.6	148.9	571.7	84.0	79.0	81.4	816.1

Year ended December 31, 2024

	Property and Casualty Insurance and Reinsurance
	North	Global	International		Life	Non-
	American	Insurers and	Insurers and		insurance	insurance	Corporate
	Insurers	Reinsurers	Reinsurers	Total	and Run-off	companies	and Other	Consolidated
Insurance and reinsurance:
Digit	—	—	59.7	59.7	—	—	—	59.7
Other	1.1	1.1	6.3	8.5	—	—	(10.5)	(2.0)
	1.1	1.1	66.0	68.2	—	—	(10.5)	57.7
Non-insurance:
India
	2.6	0.1	0.1	2.8	—	39.2	10.4	52.4

Real estate	2.6	(10.8)	0.2	(8.0)	(1.8)	0.1	—	(9.7)

Other
Eurobank	52.2	259.9	53.5	365.6	63.3	—	86.1	515.0
Poseidon	33.4	145.2	16.3	194.9	8.2	—	9.5	212.6
EXCO	11.2	17.5	4.8	33.5	2.2	—	3.9	39.6
Other(3)(4)	40.0	37.3	10.8	88.1	4.3	(1.1)	(2.6)	88.7
	136.8	459.9	85.4	682.1	78.0	(1.1)	96.9	855.9
	142.0	449.2	85.7	676.9	76.2	38.2	107.3	898.6
Share of profit of associates	143.1	450.3	151.7	745.1	76.2	38.2	96.8	956.3

See note 6 (Investments in Associates) and note 21 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2025 for details of transactions described below:

(1)	During 2025 the company sold 96.9 million shares of Eurobank for cash consideration of $248.5 (€232.9) and recorded a net realized gain of $58.5.
(2)	On March 28, 2025 the company sold its investment in Sigma for total consideration of $327.1 and recorded a net realized gain of $178.7.
(3)	On November 1, 2024 the company sold its investment in Stelco for total consideration of $638.1 and recorded a net realized gain of $343.7.
(4)	On December 20, 2024 the company increased its equity interest in Peak Achievement from 42.6% to 100.0% and commenced consolidating Peak Achievement.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Net Gains (Losses) on Investments

Net gains on investments of $3,151.4 in 2025 (2024 - $1,067.2) was comprised as shown in the following table:

	2025			2024
	Net	Net change in	Net gains	Net	Net change in	Net gains
	realized gains	unrealized gains	(losses) on	realized gains	unrealized gains	(losses)
	(losses)	(losses)	investments	(losses)	(losses)	on investments
Common stocks(1)	391.3	1,099.9	1,491.2	507.0	(210.2)	296.8
Bonds and preferred stocks - convertible	100.2	78.5	178.7	18.2	(3.6)	14.6
Other equity derivatives(2)(3)	210.1	838.4	1,048.5	375.3	564.0	939.3
Disposition of non-insurance associates(4)(5)(6)(7)	233.8	—	233.8	575.5	—	575.5
Other	97.9	—	97.9	32.8	—	32.8
Long equity exposures and financial effects	1,033.3	2,016.8	3,050.1	1,508.8	350.2	1,859.0
Bonds	(190.6)	573.8	383.2	(16.5)	(590.8)	(607.3)
U.S. treasury bond forward contracts	(42.7)	44.9	2.2	(90.0)	(34.0)	(124.0)
Total bonds	(233.3)	618.7	385.4	(106.5)	(624.8)	(731.3)
Foreign currency(8)	(377.3)	(62.4)	(439.7)	166.6	(191.8)	(25.2)
Other	(59.3)	214.9	155.6	(17.9)	(17.4)	(35.3)
Net gains (losses) on investments	363.4	2,788.0	3,151.4	1,551.0	(483.8)	1,067.2

Net gains (losses) on bonds is comprised as follows:
Government bonds	(106.7)	627.0	520.3	24.8	(572.2)	(547.4)
U.S. states and municipalities	8.3	(3.0)	5.3	—	(6.0)	(6.0)
Corporate and other	(92.2)	(50.2)	(142.4)	(41.3)	(12.6)	(53.9)
	(190.6)	573.8	383.2	(16.5)	(590.8)	(607.3)

See note 5 (Cash and Investments), note 6 (Investments in Associates), note 7 (Derivatives) and note 21 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2025 for details of transactions described below:

(1)	During 2025 the company sold 25 million common shares of Orla Mining for cash proceeds of $316.5 (Cdn$441.1) and recorded a realized gain of $228.1, of which $52.5 was recognized as unrealized gains in prior years. The company continued to hold Orla Mining common shares with a fair value of $423.6 at December 31, 2025.
(2)	Other equity derivatives include long equity total return swaps and equity warrants and options. Net change in unrealized gains (losses) in 2025 included $782.7 in unrealized gains (2024 - $515.8) on the company’s investment in long equity total return swaps on Fairfax subordinate voting shares principally related to the increase in market value movement on Fairfax subordinate voting shares in the period for which collateral was pledged by the counterparties, with the fair value of $1,815.4 at December 31, 2025 (December 31, 2024 - $1,032.7) recorded in holding company cash and investments.
(3)	Amounts recorded in net realized gains (losses) include net gains (losses) on total return swaps where the counterparties are generally required to cash-settle monthly or quarterly the market value movement since the previous reset date notwithstanding that the total return swap positions remain open subsequent to the cash settlement. Net realized gains (losses) in 2025 included $57.9 in realized gains (2024 - $517.7) on the company’s investment in long equity total return swaps on Fairfax subordinate voting shares, which represented cash-settlement amounts on market value movement since previous reset date of $57.9 (2024 - $295.3). Realized gains in 2024 also included the cash-settlement of $222.4 on closing $68.5 original notional amount of contracts, recorded in holding company cash and investments.
(4)	On March 28, 2025 the company sold its investment in Sigma for total consideration of $327.1 and recorded a net realized gain of $178.7.
(5)	During 2025 the company sold 96.9 million shares of Eurobank for cash consideration of $248.5 (€232.9) and recorded a net realized gain of $58.5.
(6)	On November 1, 2024 the company sold its investment in Stelco for total consideration of $638.1 and recorded a net realized gain of $343.7.
(7)	On December 20, 2024 the company acquired additional interests in Peak Achievement, increasing its ownership from 42.6% to 100.0%. Accordingly, the company commenced consolidating Peak Achievement and recorded a realized remeasurement gain of $203.4.
(8)	Foreign currency net losses during 2025 were primarily related to foreign currency net losses on foreign currency contracts, underwriting activities and investing activities. Foreign currency net losses on investing activities during 2025 primarily related to the strengthening of the U.S. dollar relative to the Indian rupee on Indian rupee denominated investments. Foreign currency net gains on investing activities during 2024 primarily related to the strengthening of the U.S. dollar relative to the Brazilian real, Canadian dollar and Egyptian pound on investments denominated in those currencies.

Long equity exposures and financial effects: Long equity exposures and financial effects exclude the company’s insurance and reinsurance investments in associates and joint ventures and other equity and equity-related holdings which are considered long term strategic holdings. During 2025 the company’s long equity exposures produced net gains of  $3,050.1, primarily comprised of net gains on common stocks ($1,491.2, including a realized gain on partial disposition of Orla Mining of  $228.1, of which $52.5 was recognized as unrealized gains in prior years), net gains of  $840.6 on the company’s investment in long equity total return swaps on Fairfax subordinate voting shares with Canadian banks as counterparties, net gains on convertible bonds and preferred stocks ($178.7), a realized gain on the disposition of the company’s equity accounted investment in Sigma ($178.7) and realized gains on the partial disposition of the company’s equity accounted investment in Eurobank ($58.5).

Net gains on long equity exposures of $1,859.0 in 2024 were primarily comprised of net gains of $1,033.5 on the company’s investment in long equity total return swaps on Fairfax subordinate voting shares, where the counterparties are Canadian banks, a net realized gain on the disposition of the company’s equity accounted investment in Stelco ($343.7), net gains on common stocks ($296.8), and a realized remeasurement gain on consolidation of Peak Achievement which was previously equity accounted ($203.4).

The net gains of $1,033.5 on the company’s investment in long equity total return swaps on Fairfax subordinate voting shares in 2024 included realized gains on cash-settlement of $222.4 on closing contracts during 2024 on 203,800 Fairfax subordinate voting shares with an original notional amount of $68.5 (Cdn$88.9).

Bonds: Net gains on bonds in 2025 of $385.4 were primarily comprised of net gains on U.S. treasury bonds ($402.1), partially offset by net losses on corporate and other bonds ($142.4, principally related to U.S. corporate bonds). Net gains on bonds in 2025 were principally comprised of net unrealized gains driven by declines in short-to-mid dated U.S. treasury and certain other sovereign government bond yields during 2025.

Net losses on bonds in 2024 of $731.3 were primarily comprised of net losses on U.S. treasury bonds ($515.7), U.S. treasury bond forward contracts ($124.0), Brazilian government bonds ($73.0) and corporate and other bonds ($53.9, principally related to U.S. corporate bonds), principally reflecting net unrealized losses related to the increase in interest rates in the fourth quarter of 2024.

The company held forward contracts to sell long dated U.S. treasury bonds with a notional amount at December 31, 2025 of $246.6 (December 31, 2024 - nil) to reduce its exposure to interest rate risk (primarily exposure to certain long dated U.S. corporate bonds and U.S. state and municipal bonds held in its fixed income portfolio).

The company has held forward contracts to buy U.S. treasury bonds, where the contracts held would provide an investment opportunity to buy U.S. treasury bonds as other fixed income investments mature, but no longer held any at December 31, 2025 (December 31, 2024 - notional amount of $1,330.2). In addition, the company has held interest rate swap contracts that provided the company the right to receive fixed rates in exchange for the obligation to pay floating rates in relation to a majority of the amount of net purchases of first mortgage loans completed in 2023, but no longer held any at December 31, 2025 (December 31, 2024 - notional amount of $1,900.0). There were no other significant changes to the company’s framework used to monitor, evaluate and manage interest rate risk at December 31, 2025 compared to December 31, 2024.

Foreign currency: Foreign currency net losses in 2025 of $439.7 primarily reflected foreign currency net losses on foreign currency contracts of $242.6, foreign currency net losses on underwriting activities of $128.1 and foreign currency net losses on investing activities of $69.0 (primarily related to the strengthening of the U.S. dollar relative to the Indian rupee on Indian rupee denominated investments).

Foreign currency net losses in 2024 of $25.2 primarily reflected foreign currency net losses on investing activities of $350.4 (primarily related to the strengthening of the U.S. dollar relative to the Brazilian real, Canadian dollar and Egyptian pound on Brazilian real, Canadian dollar and Egyptian pound denominated investments), partially offset by net gains on foreign currency contracts of $234.1 and foreign currency net gains on underwriting activities of $91.1.

Other: Other net gains in 2025 of $155.6 principally reflected unrealized gains on other derivative instruments, other funds that are invested principally in fixed income securities, and investment property, partially offset by an increase in the carrying value of the company’s redemption liability on non-controlling interests of Eurolife.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Other net losses in 2024 of $35.3 principally reflected unrealized losses of $154.3 on the company’s holdings of Digit compulsory convertible preferred shares (which was partially offset by dividends received of $112.3 and recorded within interest and dividends in the consolidated statement of earnings), partially offset by net gains on other preferred share investments and other funds that are invested principally in fixed income securities.

Total Return on the Investment Portfolio

The following table presents the performance of the investment portfolio for the company’s first year and for the past ten years. Effective January 1, 2010 the company adopted IFRS Accounting Standards and was required to carry the majority of its investments at FVTPL and as a result, total return on average investments for the years commencing in 2010 includes interest and dividends, net gains (losses) on investments and share of profit (loss) of associates, as presented in the consolidated statement of earnings, expressed as a percentage of average investments at carrying value. All amounts described above used in the calculation of total return on average investments are included on a pre-tax basis, and are as presented in the consolidated financial statements.

	Average				Total return
	investments	Interest	Net gains	Share of profit	on average
	at carrying	and	(losses) on	(loss) of	investments
Year(1)	value(2)	dividends	investments(3)	associates		(%)
1986	46.3	3.4	0.7	—	3.9	8.4
↕
2016	28,723.4	555.2	(1,223.3)	24.2	(643.9)	(2.2)
2017	33,843.1	559.0	1,542.4	200.5	2,301.9	6.8
2018	39,048.0	783.5	221.3	221.1	1,225.9	3.1
2019(4)	40,109.3	880.2	1,710.6	169.6	2,760.4	6.9
2020	41,088.0	769.2	329.9	(112.8)	986.3	2.4
2021(5)	48,094.2	640.8	3,403.9	402.0	4,446.7	9.2
2022(6)	54,248.2	961.8	(1,743.0)	1,022.4	241.2	0.4
2023	60,119.2	1,896.2	2,119.7	1,022.2	5,038.1	8.4
2024	66,062.5	2,511.9	976.1	956.3	4,444.3	6.7
2025(7)	71,944.8	2,574.0	3,279.5	816.1	6,669.6	9.3
Cumulative from inception		22,022.6	20,934.7	5,159.7	49,381.0	7.7	(8)

(1)	IFRS basis since 2010.
(2)	Investments at carrying value is comprised of holding company cash and investments and portfolio investments, net of derivative obligations (commencing in 2004), as presented on the consolidated balance sheet. Average investments at carrying value is the simple average of investments at carrying value at the beginning and end of the year.
(3)	Excludes foreign currency net gains (losses) recognized on the company’s underwriting activities since 2008, as presented in the consolidated financial statements. For the years 1986 to 2006, included net realized gains (losses) and changes in net unrealized gains (losses) as the majority of the company’s investment portfolio was carried at cost or amortized cost under Canadian GAAP.
(4)	Average investments at carrying value and total return on average investments were calculated inclusive of European Run-off’s portfolio investments that were presented in assets held for sale on the consolidated balance sheet at December 31, 2019.
(5)	Average investments at carrying value is restated as at January 1, 2022 for the adoption of IFRS 17 on January 1, 2023.
(6)	Restated for the adoption of IFRS 17 on January 1, 2023.
(7)	Average investments at carrying value and total return on average investments were calculated inclusive of Eurolife Life Operations’ portfolio investments that were presented in assets held for sale on the consolidated balance sheet at December 31, 2025.
(8)	Simple average of the total return on average investments for each of the 40 years.

Investment gains have been an important component of the company’s financial results since 1985, having contributed an aggregate $21,993.4 (pre-tax) to total equity since inception, which includes an amount excluded from the table above of $1,058.7 previously recognized in accumulated other comprehensive income (loss) which was reclassified directly to retained earnings on January 1, 2010 upon the company’s adoption of IFRS. The contribution has fluctuated significantly from period to period; the amount of investment gains (losses) for any period has no predictive value and variations in amount from period to period have no practical analytical value. From inception in 1985 to 2025, total return on average investments has averaged 7.7%.

The company has a long term, value-oriented investment philosophy. It continues to expect fluctuations in the global financial markets for common stocks, bonds, derivatives and other securities.

Bonds

Credit Risk

At December 31, 2025, 76.0% (December 31, 2024 - 79.9%) of the fixed income portfolio’s carrying value was rated investment grade or better, with 64.1% (December 31, 2024 - 56.2%) rated AA or better (primarily consisting of government bonds). At December 31, 2025 the fixed income portfolio included the company’s investments in first mortgage loans of $5,402.5 (December 31, 2024 - $4,777.8) secured by real estate predominantly in the U.S., Europe and Canada, reducing the company’s credit risk exposure related to these investments. Refer to note 22 (Financial Risk Management, under the heading “Investments in Debt Instruments”) to the consolidated financial statements for the year ended December 31, 2025 for a discussion of the company’s exposure to credit risk in its fixed income portfolio.

Interest Rate Risk

Hypothetical parallel upward shifts in the term structure of interest rates by 100 basis points and 200 basis points would potentially decrease net earnings by $783.1 and $1,535.6 respectively (2024 - $1,152.1 and $2,209.6).

The company’s exposure to interest rate risk decreased during 2025 through the decrease in duration of the fixed income portfolio primarily as a result of investments in short-dated U.S. treasury bonds, funded principally by net cash generated from insurance and reinsurance underwriting operations, interest and dividends received on the investment portfolio and sales of long-dated U.S. treasury bonds. The company also no longer held forward contracts to buy U.S. treasury bonds, as described earlier.

Generally, an increase (decrease) in interest rates will result in a decrease (increase) to the carrying values of both the company’s fixed income portfolio and the liability for incurred claims, net of reinsurance. While the change to the carrying value of each will not necessarily be equal in magnitude when there is a movement in interest rates, the impact on the company’s net earnings is typically partially mitigated. The net cost of the effect of decreases in discount rates on prior years’ net losses on claims of $443.9 during 2025 was partially offset by net gains recorded on the company’s bond portfolio of $385.4.

The company’s exposure to interest rate risk is discussed further in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2025.

Common Stocks

The company holds significant investments in equity and equity-related instruments. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term or on disposition. The change in fair value of equity and equity-related holdings related to insurance and reinsurance investments in associates and joint ventures and certain other equity and equity-related holdings are considered long term strategic holdings and therefore excluded from the following analysis.

During 2025 the company’s equity and equity-related exposure increased, primarily reflecting net unrealized appreciation on common stock positions, share of profit of associates, an increase in the notional amount of long equity total return swaps on individual equities for investment purposes (primarily from the net gains of $840.6 on the company’s investment in long equity total return swaps on Fairfax subordinate voting shares, where the counterparties are Canadian banks) and net purchases of common stocks.

The company’s risk management objective with respect to market price fluctuations places primary emphasis on the preservation of invested capital. In the foreseeable future, the company will remain focused on its long term value-oriented investment philosophy, seeking investments that are attractively priced, selling at a discount to intrinsic value and afford a margin of safety.

A hypothetical decrease in global equity markets of 10% and 20% at December 31, 2025 would potentially decrease the company’s net earnings by $1,017.5 and $1,998.4 (December 31, 2024 - by $798.2 and $1,576.4). The company’s long equity exposures and exposure to market price fluctuations are discussed further in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2025.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The company’s holdings of common stocks, long equity total return swaps and non-insurance investments in associates at December 31, 2025 and 2024 are summarized by the issuer’s primary industry in the table below.

	December 31,	December 31,
	2025(1)(2)	2024(1)(2)
Financials and investment funds	12,800.1	10,705.2
Commercial and industrial	5,836.4	4,786.1
Consumer products and other	3,255.8	2,470.9
	21,892.3	17,962.2

(1)	Excludes other funds that are invested principally in fixed income securities at December 31, 2025 of $419.4 (December 31, 2024 - $389.9).
(2)	Excludes the company’s insurance and reinsurance investments in associates and joint ventures which are considered long term strategic holdings.

The company’s top 10 holdings of common stocks, long equity total return swaps and non-insurance investments in associates at December 31, 2025 and 2024 are summarized by the issuer’s country of domicile in the table below.

	December 31,	December 31,
	2025(1)(2)	2024(1)(2)
Canada(3)	8,228.9	6,530.9
United States(4)	4,146.4	3,419.7
Greece(5)	3,273.0	2,646.8
India(6)	2,744.0	2,417.6
Egypt	531.8	341.3
United Kingdom	385.6	400.0
Sri Lanka	364.0	237.6
Singapore	301.7	215.5
Netherlands	163.3	142.7
South Africa	152.9	123.8
All other	1,600.7	1,486.3
	21,892.3	17,962.2

(1)	Excludes other funds that are invested principally in fixed income securities at December 31, 2025 of $419.4 (December 31, 2024 - $389.9).
(2)	Excludes the company’s insurance and reinsurance investments in associates and joint ventures which are considered long term strategic holdings.
(3)	The year-over-year increase primarily reflects net gains on investments recognized on the company’s investments in long equity total return swaps on Fairfax subordinate voting shares, net unrealized appreciation on common stock positions, net purchases of common stocks and share of profits from associates.
(4)	The year-over-year increase primarily reflects net purchases of common stocks.
(5)	The year-over-year increase primarily reflects net purchases of common stocks, share of profits from Eurobank and net unrealized appreciation on common stock positions, partially offset by the partial sale of, and dividends paid by, Eurobank, and the reclassification of common stocks at Eurolife Life Operations to assets held for sale.
(6)	Principally held by Fairfax India, in which the company has a 42.9% economic ownership interest and the remaining 57.1% is held by non-controlling interests.

Derivatives and Derivative Counterparties

The company endeavours to limit counterparty risk through diligent selection of counterparties to its derivative contracts and through the terms of negotiated agreements. Pursuant to these agreements, counterparties are contractually required to deposit eligible collateral in collateral accounts (subject to certain minimum thresholds) for the benefit of the company based on the daily fair value of the derivative contracts. Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by the agreement in the event of default by the counterparty, thereby permitting obligations owed by the company to a counterparty to be offset to the extent of the aggregate amount receivable by the company from that counterparty. The company’s exposure to net derivative counterparty risk at December 31, 2025 was estimated to be $56.2 (December 31, 2024 - $199.0).

Refer to note 22 (Financial Risk Management, under the heading “Credit Risk – Counterparties to Derivative Contracts”) to the consolidated financial statements for the year ended December 31, 2025 for a discussion and tabular analysis of the company’s exposure to derivative counterparty risk.

Float

Float in the insurance industry refers to the funds available for investment that arise as an insurance or reinsurance operation receives premiums in advance of the payment of claims. The company calculates its float as the sum of its property and casualty insurance contract liabilities (excluding the effects of the risk adjustment and discounting) and insurance contract payables, less the sum of its reinsurance contract assets held (excluding the effects of the risk adjustment and discounting) and insurance contract receivables. The annual cost (benefit) of float is calculated by expressing annual underwriting profit (loss) as a percentage of average float for the year (the simple average of float at the beginning and end of the year) and results in an annual (benefit) cost in years where the company has an underwriting profit (loss).

The following table presents the average float and the benefit of generating that float for the company’s property and casualty insurance and reinsurance operations. In 2025 the average float increased by 8.6% to $37,362.3, at no cost to the company as a result of the company generating an underwriting profit. Economically, compared to the cost of borrowing funds for investing implied by the 2025 average long-term Canada treasury bond yield of 3.6%, the company effectively had a benefit of float of 4.9% in 2025 that resulted in a net all-in benefit of 8.5% in 2025.

				Average long term
	Underwriting	Average	Benefit	Canada treasury
Year	profit(1)	float(1)	of float	bond yield
1986	2.5	21.6	(11.6)%	9.6%
↕
2021	801.2	24,320.9	(3.3)%	1.9%
2022	1,105.3	27,775.2	(4.0)%	2.8%
2023	1,522.2	31,249.8	(4.9)%	3.3%
2024	1,791.4	34,398.1	(5.2)%	3.3%
2025	1,816.6	37,362.3	(4.9)%	3.6%
Weighted average since inception			(1.7)%	3.1%
Fairfax’s weighted average net benefit of float since inception			(4.8)%

(1)	IFRS 17 basis for 2022 to 2025; IFRS 4 basis for 2010 to 2021; Canadian GAAP basis for 2009 and prior. Underwriting profit of the property and casualty insurance and reinsurance subsidiaries for 2025 and 2024 is presented in the Sources of Net Earnings section of this MD&A.

The table above presents the company’s weighted average net benefit of float since inception of 1.7%, which means that float has not cost the company anything but instead has provided a net benefit compared to the cost of borrowing implied by the weighted average long term Canada treasury bond yield since inception of 3.1%, resulting in an advantage to the company as noted in Fairfax’s weighted average net benefit of float since inception of 4.8%. The company’s long term goal is to increase float at no cost, by achieving undiscounted combined ratios consistently below 100%, and to invest that float for positive investment returns.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Year-end float for the most recent five years was comprised as follows:

	Property and Casualty Insurance and Reinsurance
		Global
	North American	Insurers and	International Insurers
Year(1)	Insurers	Reinsurers	and Reinsurers	Total	Run-off(2)	Consolidated Float
2021	7,026.9	17,262.5	1,647.4	25,936.8	1,900.1	27,836.9
2022	7,873.3	19,577.5	1,632.9	29,083.7	1,775.4	30,859.1
2023	8,890.2	21,391.8	3,133.9	33,415.9	1,659.2	35,075.1
2024	9,574.1	22,657.2	3,149.0	35,380.3	1,529.7	36,910.0
2025	10,430.5	25,208.4	3,705.4	39,344.3	1,460.0	40,804.3

(1)	IFRS 17 basis for 2022 to 2025; IFRS 4 basis for 2021.
(2)	Run-off is an operating segment included in the Life insurance and Run-off reporting segment.

During 2025 the company’s property and casualty insurance and reinsurance float increased by $3,964.0 to $39,344.3, at no cost to the company, primarily reflecting increased float at each of the companies within the Global Insurers and Reinsurers reporting segment and the North American Insurers reporting segment, together with an increase in the International Insurers and Reinsurers reporting segment, primarily at Gulf Insurance. The increased float reflected increased business volumes, which resulted in growth in premiums held ahead of increased net claim payments (reflected in increased insurance contract liabilities on the consolidated balance sheet) which was partially offset by increases in reinsurance contract assets held, in line with the company’s use of reinsurance, and increased insurance contract receivables. The company’s consolidated float was also partially impacted by the decrease at Run-off, principally as a result of decreased insurance contract liabilities reflecting Run-off’s continued progress settling its claim liabilities, partially offset by net adverse prior year reserve development on legacy claims, primarily asbestos and other latent hazard claims as discussed in the Life insurance and Run-off section of this MD&A.

Float, average float and cost (benefit) of float are supplementary financial measures that are calculated using amounts presented in the consolidated financial statements, excluding the company’s life insurance operations and excluding the effects of the risk adjustment and discounting. Float in the table above is reconciled to the amounts presented on the company’s consolidated balance sheets as at December 31 as follows:

	December 31, 2025
		Life insurance
	As presented above	operations	Risk adjustment	Discounting	Consolidated
Insurance contract liabilities(1)	53,082.2	313.6	3,919.3	(6,874.1)	50,441.0
Insurance contract payables(1)	328.6	9.7	—	—	338.3
	53,410.8	323.3	3,919.3	(6,874.1)	50,779.3

Reinsurance contract assets held	11,600.4	101.3	1,146.1	(1,596.9)	11,250.9
Insurance contract receivables	1,006.2	—	—	—	1,006.2
	12,606.6	101.3	1,146.1	(1,596.9)	12,257.1

Float	40,804.2	222.0	2,773.2	(5,277.2)	38,522.2

(1)	The decrease at Life insurance operations primarily reflects the classification of the Eurolife Life Operations as held for sale, as described in the Business Developments section of this MD&A.

	December 31, 2024
		Life insurance
	As presented above	operations	Risk adjustment	Discounting	Consolidated
Insurance contract liabilities	48,553.2	2,904.2	3,625.2	(7,480.4)	47,602.2
Insurance contract payables	324.9	598.1	—	—	923.0
	48,878.1	3,502.3	3,625.2	(7,480.4)	48,525.2

Reinsurance contract assets held	11,187.7	70.8	1,097.9	(1,673.8)	10,682.6
Insurance contract receivables	780.4	—	—	—	780.4
	11,968.1	70.8	1,097.9	(1,673.8)	11,463.0

Float	36,910.0	3,431.5	2,527.3	(5,806.6)	37,062.2

Financial Condition

Capital Resources and Management

The company’s total capital significantly increased by $4,414.1 to $44,517.0 at December 31, 2025 from $40,102.9 at December 31, 2024, principally reflecting: (i) an increase in common shareholders’ equity of $3,322.8, primarily reflecting net earnings attributable to shareholders of Fairfax of $4,772.4 and other comprehensive income of $424.6, primarily related to unrealized foreign currency translation gains, net of hedges, as a result of the strengthening of foreign currencies against the U.S. dollar, partially offset by purchases of 1,006,535 subordinate voting shares for cancellation for cash consideration of $1,625.2, and payments of common and preferred share dividends of $368.1; and (ii) an increase in total debt of $1,889.2, principally due to issuances of unsecured senior notes by the holding company and increased borrowings at the non-insurance companies as described in note 15 (Borrowings) to the consolidated financial statements for the year ended December 31, 2025.

The company’s property and casualty insurance and reinsurance companies continued to maintain capital above minimum regulatory levels, at levels adequate to support their issuer credit and financial strength ratings, and above internally calculated risk management levels. Changes in total capital and the components thereof, the company’s capital management measures and ratios, and capital levels of the property and casualty insurance and reinsurance companies are described in note 22 (Financial Risk Management, under the heading of “Capital Management”) to the consolidated financial statements for the year ended December 31, 2025.

FAIRFAX FINANCIAL HOLDINGS LIMITED

A common measure of capital adequacy in the property and casualty industry is the ratio of net premiums written to statutory surplus (or total equity). This ratio, a supplementary financial measure which is used by the company to evaluate capital adequacy and underwriting capacity, is presented below for the property and casualty insurance and reinsurance companies:

	Net premiums written to
	statutory surplus
	2025	2024
Property and Casualty Insurance and Reinsurance
North American Insurers
Northbridge	1.1	1.3
Crum & Forster	1.5	1.6
Zenith National	1.2	1.1
Global Insurers and Reinsurers
Allied World(1)	0.7	0.8
Odyssey Group	0.7	0.8
Brit	0.9	0.8
Ki	1.0	1.1
International Insurers and Reinsurers
Gulf Insurance	1.5	1.6
Fairfax Asia(2)	0.6	0.6
Other	0.9	1.0

U.S. insurance industry	0.8	0.8

(1)	Allied World’s ratios use its U.S. GAAP equity of $7,132.1 at December 31, 2025 (2024 - $6,011.9).
(2)	Total equity excludes certain holding company investments.

The issuer credit ratings and financial strength ratings of Fairfax and its property and casualty insurance and reinsurance operating companies at December 31, 2025 were as follows:

Standard
Issuer Credit Ratings	A.M. Best	& Poor’s	Moody’s	DBRS	Fitch
Fairfax Financial Holdings Limited	a-	A-	Baa2	A (low)	BBB+
Financial Strength Ratings
North American Insurers
Northbridge Financial Corporation(1)	A+	AA-	A3	A (high)	—
Crum & Forster Holdings Corp.(1)	A+	AA-	A3	—	—
Zenith National Insurance Corp.(1)	A	AA-	A3	—	—
Global Insurers and Reinsurers
Allied World Assurance Company Holdings, Ltd(1)	A+	AA-	A2	—	—
Odyssey Group Holdings, Inc.(1)	A+	AA-	A2	—	—
Brit Group Holdings Limited(2)	A+	AA-	—	—	AA-
Ki Financial Limited(2)	A+	AA-	—	—	AA-
International Insurers and Reinsurers
Gulf Insurance Group K.S.C.P.	A	A+	A2	—	—
Falcon Insurance Company (Hong Kong) Limited	—	AA-	—	—	—
Singapore Reinsurance Corporation Limited	A	AA-	—	—	—
Wentworth Insurance Company Ltd.	A	—	—	—	—
Polish Re	A-	A+	—	—	—
Colonnade Insurance S.A.	A-	—	—	—	—
Southbridge Chile(3)	A	—	—	—	—

(1)	Financial strength ratings apply to the operating companies.
(2)	Brit and Ki’s ratings are the A.M. Best, Standard & Poor’s and Fitch ratings assigned to Lloyd’s.
(3)	Subsequent to December 31, 2025, on February 6, 2026, A.M. Best assigned a financial strength rating of A to Southbridge Chile.

During 2025, S&P upgraded the issuer credit rating of Fairfax from BBB+ to A- and the financial strength ratings of each of the operating companies within the North American Insurers reporting segment, Allied World, Odyssey Group and Falcon Insurance from A+ to AA-. A.M. Best upgraded the issuer credit rating of Fairfax from bbb+ to a- and the financial strength ratings of Northbridge, Crum & Forster and Allied World from A to A+. Fitch upgraded the senior debt rating of Fairfax from BBB to BBB+. Also during 2025, S&P assigned financial strength ratings to Singapore Re and Polish Re of AA- and A+, respectively. There were no other changes in the issuer credit ratings and financial strength ratings of Fairfax and its property and casualty insurance and reinsurance operating companies at December 31, 2025 compared to December 31, 2024.

Book Value Per Basic Share

Common shareholders’ equity at December 31, 2025 of $26,282.6 or $1,260.19 per basic share compared to $22,959.8 or $1,059.60 per basic share at December 31, 2024, representing an increase per basic share in 2025 of 18.9% (without adjustment for the $15.00 per common share dividend paid in the first quarter of 2025; an increase of 20.5% adjusted to include that dividend).

The increase in book value per basic share was primarily due to record net earnings attributable to shareholders of Fairfax of $4,772.4 and other comprehensive income of $354.8 relating to unrealized foreign currency translation gains net of hedges as a result of the strengthening of many foreign currencies against the U.S. dollar, partially offset by purchases of subordinate voting shares for cancellation for cash consideration of $1,625.2 and payments of common and preferred share dividends of $368.1.

During 2025 the number of common shares effectively outstanding decreased by 812,380, as a result of purchases of 1,006,535 subordinate voting shares for cancellation, partially offset by net issuances of 194,155 subordinate voting shares from treasury (for use in the company’s share-based payment awards). At December 31, 2025 there were 20,856,086 common shares effectively outstanding.

In the most recent five years the company has not issued any common shares and has purchased common shares for cancellation as follows:

	Number of subordinate	Average purchase
Year	voting shares purchased	price per share(1)	Net purchase cost
2021(2)	2,137,923	$494.92	1,058.1
2022(3)	387,790	$514.71	199.6
2023(3)	364,723	$749.99	273.6
2024(3)	1,346,953	$1,179.24	1,588.4
2025(3)	1,006,535	$1,614.69	1,625.2

(1)	The company calculates average purchase price per share for annual periods as aggregate net purchase cost divided by the number of subordinate voting shares purchased for cancellation, calculated using amounts presented in the consolidated financial statements.
(2)	Subordinate voting shares purchased for cancellation under a substantial issuer bid completed on December 29, 2021 for 2,000,000 shares at $500.00 per share, and under the terms of the company's normal course issuer bids for 137,923 shares.
(3)	Subordinate voting shares purchased for cancellation under the terms of the company’s normal course issuer bids. In 2024, included were 275,000 subordinate voting shares purchased from Prem Watsa, the company’s Chairman and CEO, for $304.3 pursuant to an exemption from the issuer bid requirements contained in applicable Canadian securities laws.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Excess (deficiency) of fair value over carrying value

The table below presents the pre-tax excess (deficiency) of fair value over carrying value of investments in non-insurance associates and market traded consolidated non-insurance subsidiaries the company considers to be portfolio investments. Those amounts, while not included in the calculation of book value per basic share, are regularly reviewed by management as an indicator of investment performance. The aggregate pre-tax excess of fair value over carrying value of these investments at December 31, 2025 was $3,139.6 compared to $1,480.5 at December 31, 2024, with $1,426.1 of that increase related to the company’s investment in publicly traded Eurobank.

	December 31, 2025			December 31, 2024
			Excess (deficiency)			Excess
			of fair value			of fair value
		Carrying	over carrying		Carrying	over carrying
	Fair value	value	value	Fair value	value	value
Non-insurance associates(1):
Eurobank	4,703.0	2,728.2	1,974.8	2,923.5	2,374.8	548.7
Poseidon	2,640.4	2,046.4	594.0	2,046.3	1,858.5	187.8
Other non-insurance associates	2,570.3	2,682.3	(112.0)	2,425.1	2,382.6	42.5
	9,913.7	7,456.9	2,456.8	7,394.9	6,615.9	779.0
Non-insurance companies(2):
Fairfax India	973.1	724.5	248.6	910.9	678.6	232.3
Thomas Cook India	496.9	222.4	274.5	687.5	220.3	467.2
Other non-insurance companies(3)	264.8	105.1	159.7	180.6	178.6	2.0
	1,734.8	1,052.0	682.8	1,779.0	1,077.5	701.5
	11,648.5	8,508.9	3,139.6	9,173.9	7,693.4	1,480.5

(1)	The fair values and adjusted carrying values of non-insurance associates represent their fair values and carrying values as presented in note 6 (Investments in Associates) to the consolidated financial statements for the year ended December 31, 2025, and excludes investments in associates held by Fairfax India (including Bangalore Airport), Thomas Cook India (including its share of Quess), Dexterra Group and Boat Rocker (deconsolidated on August 1, 2025).
(2)	The fair values of the company’s investments in market traded non-insurance companies - Fairfax India, Thomas Cook India, Dexterra Group and Boat Rocker (deconsolidated on August 1, 2025) - are calculated as the company’s pro rata ownership share of each subsidiary’s market capitalization, as determined by traded share prices at the financial statement date. The adjusted carrying value of each subsidiary represents its total equity as included in the company’s consolidated financial statements for the year ended December 31, 2025, less the subsidiary’s non-controlling interests as included in note 16 (Total Equity) to those consolidated financial statements.
(3)	Includes Dexterra Group, and also Boat Rocker at December 31, 2024.

Normal course issuer bid

Following the expiry on September 29, 2025 of its then current normal course issuer bid, on September 30, 2025 the company commenced a normal course issuer bid pursuant to which it is authorized, until expiry of the bid on September 29, 2026, to acquire up to 2,187,316 subordinate voting shares, 1,042,010 Series I preferred shares, 157,989 Series J preferred shares and 950,000 Series K preferred shares, representing approximately 10% of the public float in respect of the subordinate voting shares and each series of preferred shares. Decisions regarding any future purchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth. The Notice of Intention to Make a Normal Course Issuer Bid is available by contacting the Corporate Secretary of the company.

During 2025, the company redeemed all of its Series E, F, G, H, I, J and M cumulative preferred shares with a carrying value of $876.5 for $689.4 (Cdn$25.00 per share) and recognized a gain of $187.1 in net changes in capitalization in the consolidated statement of changes in equity. During 2024, the company redeemed all of its Series C and D cumulative preferred shares with a carrying value of $227.3 for $173.8 (Cdn$25.00 per share) and recognized a gain of $53.5 in net changes in capitalization in the consolidated statement of changes in equity. Refer to note 16 (Total Equity) to the consolidated financial statements for the year ended December 31, 2025 for details.

During 2025 the company purchased for cancellation 1,006,535 subordinate voting shares (2024 – 1,346,953) primarily under its normal course issuer bids at a cost of $1,625.2 (2024 – $1,588.4; included were 275,000 subordinate voting shares purchased from Prem Watsa, the company’s Chairman and CEO, for $304.3 pursuant to an exemption from the issuer bid requirements contained in applicable Canadian securities laws).

The company’s indirect ownership of its own shares through The Sixty Two Investment Company Limited results in an effective reduction of shares outstanding by 799,230, and this reduction has been reflected in the earnings per share, net earnings per diluted share and book value per basic share figures.

Liquidity

The following table presents major components of cash flows for the years ended December 31:

	2025	2024
Operating activities
Cash provided by operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL)	6,478.5	4,509.7
Net purchases of investments classified at FVTPL	(4,059.1)	(515.8)
	2,419.4	3,993.9
Investing activities
Purchases of investments in associates	(1,281.7)	(630.0)
Sales of investments in associates	630.0	682.7
Distributions and dividends from investments in associates	740.0	419.6
Purchases of subsidiaries, net of cash acquired	(222.8)	(1,421.0)
Proceeds from sale of non-insurance subsidiaries, net of cash divested	278.6	67.4
Net purchases of premises and equipment and intangible assets	(586.2)	(408.8)
Net purchases of investment property	(22.7)	(33.0)
Deconsolidation of non-insurance subsidiaries	(59.0)	—
	(523.8)	(1,323.1)
Financing activities
Net proceeds from borrowings - holding company and insurance and reinsurance companies	1,458.8	2,430.9
Repayments of borrowings - holding company and insurance and reinsurance companies	(212.1)	(1,209.8)
Net borrowings on other revolving credit facilities - insurance and reinsurance companies	84.9	—
Net proceeds from borrowings - non-insurance companies	603.8	1,380.9
Repayments of borrowings - non-insurance companies	(560.0)	(665.2)
Net borrowings (repayments) on revolving credit facilities and short term loans - non-insurance companies	239.4	(51.2)
Redemptions of preferred shares	(689.4)	(173.8)
Principal payments on lease liabilities - holding company and insurance and reinsurance companies	(71.9)	(62.6)
Principal payments on lease liabilities - non-insurance companies	(147.9)	(139.8)
Purchases of subordinate voting shares for treasury (for share-based payment awards)	(189.1)	(240.4)
Purchases of subordinate voting shares for cancellation	(1,625.2)	(1,588.4)
Issuances of subsidiary shares to non-controlling interests	14.9	1.3
Purchases of subsidiary shares from non-controlling interests	(181.3)	(539.9)
Sales of subsidiary common shares to non-controlling interests	—	0.9
Common and preferred share dividends paid	(368.1)	(411.7)
Dividends paid to non-controlling interests	(181.8)	(294.7)
	(1,825.0)	(1,563.5)
Increase in cash and cash equivalents during the year	70.6	1,107.3

For details of the transactions discussed below, see note 6 (Investments in Associates), note 15 (Borrowings), note 16 (Total Equity) and note 21 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2025.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Operating activities for the years ended December 31, 2025 and 2024

Cash provided by operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL) increased to $6,478.5 in 2025 from $4,509.7 in 2024, principally reflecting higher net premium collections and a net decrease in restricted cash and cash equivalents in 2025 (primarily related to restricted cash at December 31, 2024 of $835.0 held at a depository that was released on January 1, 2025 in connection with the company’s investments in Blizzard Vacatia), partially offset by higher net paid losses. Refer to the consolidated statements of cash flows and to note 25 (Supplementary Cash Flow Information) to the consolidated financial statements for the year ended December 31, 2025 for details of operating activities, including net purchases of investments classified at FVTPL.

Investing activities for the year ended December 31, 2025

Purchases of investments in associates of  $1,281.7 primarily reflected additional investments of  $588.4 in Waterous Energy Fund III, an investment of  $236.5 (€209.7) for an indirect equity interest in Albingia and the first two installment payments totaling $178.5 paid by Fairfax India pursuant to its additional investment in Bangalore Airport.

Sales of investments in associates of  $630.0 primarily reflected proceeds from the sale of the company’s investment in Sigma for cash consideration of  $284.1 and the partial sale of the company’s investment in Eurobank for cash consideration of  $248.5 (€232.9), which was undertaken primarily to maintain the company’s equity interest in Eurobank below the regulatory threshold of 33.3%.

Distributions and dividends from investments in associates of $740.0 were primarily from the company’s non-insurance associates and joint ventures, of which $365.6 were distributions from Waterous Energy Fund III and $203.8 (€179.3) was the company’s share of dividends from Eurobank.

Purchases of subsidiaries, net of cash acquired, of $222.8 primarily reflected acquisitions of non-insurance subsidiaries by Recipe, Sleep Country and Dexterra Group.

Proceeds from sale of non-insurance subsidiaries, net of cash divested of $278.6 primarily reflected the divestiture of certain grain handling assets by AGT and the sale of an Indian logistics operator by Fairfax India.

Investing activities for the year ended December 31, 2024

Purchases of investments in associates of $630.0 primarily reflected investments in Waterous Energy Fund III, an additional investment of $100.4 in the Marval Guru Fund and additional investments in other non-insurance associates and joint ventures.

Sales of investments in associates of $682.7 primarily reflected proceeds from the sale of the company’s investment in Stelco of $559.9 (Cdn$60.00 per Stelco common share).

Distributions and dividends from investments in associates of $419.6 were primarily from the company’s non-insurance associates and joint ventures, of which $127.9 was the company’s share of dividends from Eurobank.

Purchases of subsidiaries, net of cash acquired, of $1,421.0 primarily reflected the acquisition of Sleep Country and additional investments in Peak Achievement and Meadow Foods.

Financing activities for the year ended December 31, 2025

Proceeds from borrowings - holding company and insurance and reinsurance companies of $1,458.8 principally reflected net proceeds from the issuance of $500.0 and $400.0 principal amounts of 5.75% and 6.50% unsecured senior notes due 2035 and 2055 for net proceeds of $494.5 and $395.1, respectively, and net proceeds from the issuance of $290.0 (Cdn$400.0) and $217.5 (Cdn$300.0) principal amounts of 4.45% and 5.10% unsecured senior notes due 2035 and 2055 for net proceeds of $288.2 and $215.5, respectively.

Repayments of borrowings - holding company and insurance and reinsurance companies of $212.1 primarily reflected the annual payment of $165.0 on the note payable to Burgan Bank and First Abu Dhabi Bank relating to the acquisition of Gulf Insurance in 2023.

Proceeds from borrowings - non-insurance companies of $603.8 primarily reflected new borrowings by Recipe, Peak Achievement and Sleep Country where the proceeds received were used to repay existing borrowings under their credit facilities.

Repayments of borrowings - non-insurance companies of $560.0 primarily reflected repayments by Peak Achievement and Sleep Country using proceeds from their respective borrowings described above, and Recipe’s repayment of its borrowings from net borrowings on its revolving credit facility (see below).

Net borrowings on revolving credit facilities and short term loans - non-insurance companies of $239.4, and purchases of subsidiary shares from non-controlling interests of $181.3, primarily reflected net borrowings by Recipe on its revolving credit facility to repurchase and cancel its common shares not held by Fairfax and to repay its borrowings, as described above. Net borrowings on revolving credit facilities and short term loans - non-insurance also included additional borrowings by Sleep Country and Dexterra Group on their respective revolving credit facilities to support acquisitions.

Dividends paid to non-controlling interests of $181.8 primarily reflected dividends paid by Allied World and Odyssey Group to their respective minority shareholders.

Financing activities for the year ended December 31, 2024

Proceeds from borrowings - holding company and insurance and reinsurance companies of $2,430.9 principally reflected net proceeds from the issuance of $1.0 billion principal amount of 6.35% unsecured senior notes due 2054, the issuance of $600.0 principal amount of 6.10% unsecured senior notes due 2055, the re-opening of the December 2023 issuance for $350.0 principal amount of 6.00% unsecured senior notes due 2033, the issuance of $321.9 (Cdn$450.0) principal amount of 4.73% unsecured senior notes due 2034, and the issuance of $178.8 (Cdn$250.0) principal amount of 5.23% unsecured senior notes due 2054.

Repayments of borrowings - holding company and insurance and reinsurance companies of $1,209.8 primarily reflected Allied World’s redemption of its $500.0 principal amount of 4.35% senior notes due October 29, 2025, the holding company’s redemption of its remaining $279.3 principal amount of 4.875% unsecured senior notes due 2024 and of its Cdn$348.6 principal amount of 4.95% unsecured senior notes due 2025 using the net proceeds from the note issuances due 2033 described above, and the annual payment of $165.0 on the note payable relating to the acquisition of Gulf Insurance in 2023.

Proceeds from borrowings - non-insurance companies of $1,380.9 primarily reflected new non-recourse borrowings of $317.9 (Cdn$429.2) and $339.0 that formed part of the total purchase consideration paid by newly formed purchasing entities in connection with the acquisitions of Sleep Country and Peak Achievement, respectively, net proceeds from Sleep Country’s issuance of Cdn$450.0 principal amount of 6.625% unsecured senior notes due November 28, 2032 where proceeds received were used to partially repay the borrowings drawn by the purchasing entity in connection to its acquisition, and Grivalia Hospitality’s borrowings to finance its development projects and the repayment of certain loans.

Repayments of borrowings - non-insurance companies of $665.2 primarily reflected partial repayments by Sleep Country and Grivalia Hospitality using proceeds from the borrowings described above.

Purchases of subsidiary shares from non-controlling interests of $539.9 primarily reflected the purchase of the remaining shares of Brit from its minority shareholder and the completion of the mandatory tender offer for the non-controlling interests in Gulf Insurance for cash consideration of $126.7.

Dividends paid to non-controlling interests of $294.7 primarily reflected dividends paid by Allied World, Odyssey Group and Brit to their respective minority shareholders.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Holding Company

Holding company cash and investments, net of holding company derivative obligations increased by $214.8 from $2,502.1 at December 31, 2024 to $2,716.9 at December 31, 2025.

Significant cash and investment transactions at the holding company during 2025 included the completion of offerings of $500.0 and $400.0 principal amounts of 5.75% and 6.50% unsecured senior notes due 2035 and 2055 for net proceeds of $494.5 and $395.1, respectively, the completion of offerings of $290.0 (Cdn$400.0) and $217.5 (Cdn$300.0) principal amounts of 4.45% and 5.10% unsecured senior notes due 2035 and 2055 for net proceeds of $288.2 and $215.5, respectively, dividends received from the insurance and reinsurance companies of $1,678.1, net gains of $840.6 on the company’s investment in long equity total return swaps on Fairfax subordinate voting shares and the partial sale of the company’s investment in Eurobank for $190.8 (€183.5), partially offset by purchases for cancellation of 1,006,535 subordinate voting shares principally under the terms of the company’s normal course issuer bids at a cost of $1,625.2, redemptions of the company’s Series E, F, G, H, I, J and M cumulative preferred shares for aggregate consideration of $689.4 (Cdn$968.5), a payment of $519.8, excluding accrued interest, to Brit pursuant to which Brit became the primary co-obligor of the 2034 notes and the 2054 notes, the payment of common and preferred share dividends of $368.1, the purchase of a 33.0% indirect equity interest in Albingia for cash consideration of $236.5 (€209.7), capital contributions to Run-off of $170.0, interest payments on unsecured senior notes and the annual payment of $165.0 on the note payable to Burgan Bank and First Abu Dhabi Bank related to the acquisition of Gulf Insurance in 2023.

The carrying value of holding company cash and investments was also affected by the receipt of investment management and administration fees, disbursements for corporate overhead expenses, and changes in the fair value of holding company investments.

The company believes that holding company cash and investments, net of holding company derivative obligations at December 31, 2025 of $2,716.9 provides adequate liquidity to meet the holding company’s known commitments in 2026. In addition, the holding company owns investments in associates and consolidated non-insurance companies with a fair value of approximately $2.2 billion and expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries and from Fairfax India, and to receive investment income on its holdings of cash and investments. The holding company also expects to continue to receive dividends from its insurance and reinsurance subsidiaries, which totaled $1,678.1 of a maximum $3,164.7 available for distribution in 2025. To further augment its liquidity, the holding company can draw upon its $2.0 billion unsecured revolving credit facility, which was undrawn at December 31, 2025.

The holding company’s known significant commitments for 2026 consist of payment of a common share dividend of $329.1 ($15.00 per common share, paid in January 2026), a capital contribution to Run-off of $115.0 (made in February 2026), redemptions of the April 2026 unsecured senior notes of $91.8 principal amount and the December 2026 unsecured senior notes of Cdn$450.0 principal amount, an annual payment of $165.0 on the note payable to Burgan Bank and First Abu Dhabi Bank of $330.0 principal amount relating to the acquisition of Gulf Insurance in 2023, payment of interest and corporate overhead expenses, income tax payments, potential payments on amounts borrowed, if any, from the revolving credit facility, and other investment related activities. The company may also make payments related to its derivative contracts and to provide capital support to its insurance and reinsurance companies (for underwriting initiatives in favourable insurance markets).

Insurance and reinsurance companies

During 2025 subsidiary cash and short term investments (including cash and short term investments pledged for derivative obligations) increased by $1,358.7 primarily due to net cash generated by insurance and reinsurance underwriting operations, interest and dividends received primarily from the insurance and reinsurance companies’ fixed income portfolio, distributions and dividends from investments in associates, payment received by Brit from the holding company upon Brit becoming the primary co-obligor of the 2034 notes and the 2054 notes, and the sale of the company’s investment in Sigma, partially offset by dividends paid to the holding company, net purchases of bonds and common stocks and purchases of investments in associates.

Non-insurance companies

The non-insurance companies have principal repayments coming due in 2026 of $264.3, primarily related to the credit facilities of Dexterra Group, Peak Achievement and Sporting Life Group, as well as certain borrowings of Fairfax India’s subsidiaries. Borrowings of the non-insurance companies are non-recourse to the holding company and are generally expected to be settled through a combination of refinancing and operating cash flows.

Co-obligor Supplemental Financial Information

Allied World co-obligor unsecured senior notes

The information below is being provided pursuant to Rule 13-01 of Regulation S-X in respect of Fairfax’s $600.0 principal amount of 6.10% unsecured senior notes due in 2055 (the “2055 notes”) of which Allied World is a co-obligor. Allied World, the co-obligor of the 2055 notes, is the company’s 83.4%-owned Bermuda-based holding company subsidiary that, through its subsidiaries, provides global property, casualty and specialty insurance and reinsurance. The 2055 notes are the joint and several obligations of the holding company and Allied World, with Allied World being the primary co-obligor and at first instance responsible for payment of principal, premium (if any) and interest on the 2055 notes. The following tables present summarized financial information for:

●	Allied World, as the primary co-obligor of the 2055 notes; and
●	the holding company, as a co-obligor of the 2055 notes, (collectively, the “Fairfax and Allied World Obligor group”).

Summarized financial information for the Fairfax and Allied World Obligor group is presented on a combined basis after transactions and balances between the combined entities have been eliminated. Investments in subsidiaries of the Fairfax and Allied World Obligor group have been excluded from the summarized financial information.

	December 31, 2025		December 31, 2024
	Fairfax and	Amounts due from or	Fairfax and	Amounts due from or
	Allied World	payable to non-Obligor	Allied World	payable to non-Obligor
	Obligor group(1)	group subsidiaries(2)	Obligor group(1)	group subsidiaries(2)
Total investments, net of derivative obligations	17,167.6	143.2	15,231.0	152.3
Total assets	24,699.7	1,828.1	22,286.1	1,739.1
Insurance contract liabilities	14,050.9	97.1	12,816.6	93.7
Total liabilities	25,678.2	1,169.6	22,274.2	266.2

	Year ended December 31, 2025
	Fairfax and	Transactions with
	Allied World	non-Obligor group
	Obligor group(1)	subsidiaries(2)
Insurance revenue	6,929.3	44.6
Insurance service result	1,050.9	(10.8)
Interest and dividends	698.5	175.8
Share of profit of associates	106.4	—
Net earnings	1,675.0	113.2

(1)

Combined financial information of the Fairfax and Allied World Obligor group, which excludes: (i) transactions and balances between the holding company and Allied World; (ii) acquisition accounting adjustments recorded by the holding company on the acquisition of Allied World in July 2017; and (iii) investments in subsidiaries of the holding company and Allied World.

(2)

Comprised of amounts transacted between the Fairfax and Allied World Obligor group and subsidiaries of the company that are not part of the Fairfax and Allied World Obligor group (“non-Obligor group subsidiaries”). There were no material transactions between the Fairfax and Allied World Obligor group and related parties other than with non-Obligor group subsidiaries.

Aggregate co-obligor unsecured senior notes

The summarized financial information below is being provided in respect of (i) Fairfax’s $600.0 principal amount of 6.10% unsecured senior notes due in 2055 of which Allied World is a co-obligor, and (ii) Fairfax’s $328.3 (Cdn$450.0) principal amount of 4.73% unsecured senior notes due in 2034 and $182.4 (Cdn$250.0) principal amount of 5.23% unsecured senior notes due in 2054, of which Brit became a co-obligor as described in note 15 (Borrowings) to the consolidated financial statements for the year ended December 31, 2025. The 2055 notes are the joint and several obligations of the holding company and Allied World, with Allied World as primary co-obligor and at first instance responsible for payment of principal, premium (if any) and interest on the 2055 notes. The 2034 notes and the 2054 notes are the joint and several obligations of the holding company and Brit, with Brit as primary co-obligor and at first instance responsible for payment of principal, premium (if any) and interest on the 2034 notes and the 2054 notes.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following tables present summarized financial information of Fairfax, each co-obligor and other non-obligor operating subsidiaries of Fairfax:

	December 31, 2025
	Fairfax holding	Allied		Other operating	Corporate and
	company	World(1)	Brit(1)	companies	eliminations(2)	Consolidated
Total investments, net of derivative obligations	2,327.1	14,840.5	6,519.7	49,257.8	1,914.7	74,859.8
Total assets	12,417.3	22,069.3	9,183.2	79,713.7	(15,595.8)	107,787.7
Insurance contract liabilities	—	14,050.9	5,786.0	32,580.3	(1,976.2)	50,441.0
Total liabilities	10,458.1	15,220.1	6,787.8	47,640.1	(3,192.5)	76,913.6

	December 31, 2024
	Fairfax holding	Allied		Other operating	Corporate and
	company	World(1)	Brit(1)	companies	eliminations(2)	Consolidated
Total investments, net of derivative obligations	2,102.4	13,128.6	5,355.5	45,577.7	1,202.0	67,366.2
Total assets	12,790.7	19,936.3	8,060.3	72,265.4	(16,275.4)	96,777.3
Insurance contract liabilities	—	12,816.6	5,398.0	31,187.8	(1,800.2)	47,602.2
Total liabilities	8,325.0	13,949.2	5,876.6	42,447.4	(2,170.1)	68,428.1

	Year ended December 31, 2025
	Fairfax holding	Allied		Other operating	Corporate and
	company	World(1)	Brit(1)	companies	eliminations(2)	Consolidated
Insurance revenue	—	6,929.3	2,950.3	22,582.8	(867.4)	31,595.0
Net earnings attributable to shareholders of Fairfax	410.8	1,054.4	431.8	2,854.3	21.1	4,772.4

(1)	Excludes acquisition accounting adjustments recorded by the holding company on the acquisition of Allied World in July 2017 and of Brit in June 2015.
(2)	Corporate and eliminations includes subsidiary intermediate holding companies and consolidating and eliminating entries.

Contractual Obligations

For details of the company’s contractual obligations, including the maturity profile of financial liabilities, please see note 22 (Financial Risk Management, under the heading “Liquidity Risk”) to the consolidated financial statements for the year ended December 31, 2025.

Contingencies and Commitments

For a full description of these matters, please see note 20 (Contingencies and Commitments) to the consolidated financial statements for the year ended December 31, 2025.

Accounting and Disclosure Matters

Management’s Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of the company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), the company conducted an evaluation of the effectiveness of its disclosure controls and procedures as of December 31, 2025, as required by Canadian and U.S. securities legislation. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and reported to the company’s CEO and CFO, as appropriate, to allow required disclosures to be made in a timely fashion. Based on their evaluation, the CEO and CFO have concluded that, as of December 31, 2025, the company’s disclosure controls and procedures were effective.

Management’s Report on Internal Control Over Financial Reporting

The company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the United States Securities Exchange Act of 1934, as amended, and under National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings of the Canadian Securities Administrators). The company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS Accounting Standards, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The company’s management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2025. In making this assessment, the company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control - Integrated Framework (2013). Based on this assessment, the company’s management, including the CEO and CFO, concluded that, as of December 31, 2025, the company’s internal control over financial reporting was effective based on the criteria in Internal Control - Integrated Framework (2013) issued by COSO.

Pursuant to the requirements of the United States Securities Exchange Act of 1934, as amended, the effectiveness of the company’s internal control over financial reporting as of December 31, 2025 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in its report which appears within this Annual Report.

Critical Accounting Estimates and Judgments

Please see note 4 (Critical Accounting Estimates and Judgments) to the consolidated financial statements for the year ended December 31, 2025.

Material Accounting Policy Changes

For a detailed description of the company’s material accounting policies and changes thereto during 2025, please see note 3 (Summary of Material Accounting Policies) to the consolidated financial statements for the year ended December 31, 2025.

Future Accounting Changes

New standards and amendments that have been issued but are not yet effective are described in note 3 (Summary of Material Accounting Policies) to the consolidated financial statements for the year ended December 31, 2025. The company does not expect to adopt any of those new standards and amendments in advance of their respective effective dates except where specified.

Risk Management

Overview

The primary goals of the company’s financial risk management program are to ensure that the outcomes of activities involving elements of risk are consistent with the company’s objectives and risk tolerance, while maintaining an appropriate balance between risk and reward and protecting the company’s consolidated balance sheet from events that have the potential to materially impair its financial strength. Please see note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2025 for a detailed discussion of the company’s risk management policies.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Issues and Risks

The following issues and risks, among others, should be considered in evaluating the outlook of the company. Additional detail on the company’s issues and risks, including those risks discussed below, can be found in the section entitled “Risk Factors” in the company’s most recent Short Form Base Shelf Prospectus and Supplements filed with the securities regulatory authorities in Canada, which are available on SEDAR+ at www.sedarplus.ca.

Insurance

Claims Reserves

Reserves are maintained to cover the estimated ultimate unpaid liability for losses and loss adjustment expenses with respect to insurance and reinsurance policies underwritten by the company at the end of each reporting period. The company’s success is dependent upon its ability to accurately assess the risks associated with the businesses being insured or reinsured. Failure to accurately assess the risks assumed may lead to the setting of inappropriate premium rates and establishing reserves that are inadequate to cover the company’s losses. This could adversely affect the company’s net earnings and financial condition in future reporting periods.

Reserves do not represent an exact calculation of liability, but instead represent estimates at a point in time involving actuarial and statistical projections of the company’s expectations of the ultimate settlement of claims incurred and the associated claims adjustment expense. Establishing an appropriate level of claims reserves is an inherently uncertain process. Both proprietary and commercially available actuarial models, as well as historical insurance industry loss development patterns, are utilized to establish appropriate claims reserves.

In contrast to casualty losses, which frequently can be determined only through lengthy and unpredictable litigation, property losses tend to be reported promptly and are usually settled within a shorter period of time. Nevertheless, for both casualty and property losses, actual claims and claim expenses ultimately paid may deviate, perhaps substantially, from the reserve estimates reflected in the company’s consolidated financial statements. Variables in the reserve estimation process can be affected by both internal and external events, such as changes in claims handling procedures, economic and social inflation, legal trends and legislative changes. Many of these items are not directly quantifiable, particularly on a prospective basis.

The company’s management of pricing and reserving risk is discussed in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2025.

Catastrophe Exposure

The company’s insurance and reinsurance operations are exposed to claims arising from catastrophes. The company has experienced and will, in the future, experience catastrophe losses that may materially reduce the company’s profitability or harm its financial condition. Catastrophes can be caused by various events, including natural events such as hurricanes, windstorms, earthquakes, tornadoes, hailstorms, severe winter weather and fires, and unnatural events such as terrorist attacks and riots. Weather-related losses have increased in recent years, in part due to climate change which represents a significant emerging risk that will continue to increase the inherent unpredictability of both the frequency and severity of weather-related catastrophe losses.

The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Most catastrophes are restricted to small geographic areas; however, hurricanes, windstorms and earthquakes may produce significant damage in large, heavily populated areas. Catastrophes can cause losses in a variety of property and casualty lines, including losses relating to business interruptions occurring in the same geographic area as the catastrophic event or in the other geographic areas. It is possible that a catastrophic event or multiple catastrophic events could have a material adverse effect on the company’s financial condition, profitability or cash flows. The company believes that increases in the value and geographic concentration of insured property, and higher construction costs due to labour and raw material shortages following a significant catastrophe event, could increase the number and severity of claims from catastrophic events in the future. The company’s management of catastrophe risk is discussed in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2025.

Cyclical Nature of the Property & Casualty Business

The financial performance of the insurance and reinsurance industries has historically tended to fluctuate due to competition, frequency or severity of both catastrophic and non-catastrophic events, levels of capital and underwriting capacity, general economic conditions and other factors. Demand for insurance and reinsurance is influenced significantly by underwriting results of primary insurers and prevailing general economic conditions. Factors such as changes in the level of employment, wages, consumer spending, business investment and government spending, the volatility and strength of the global capital markets and inflation or deflation all affect the business and economic environment and, ultimately, the demand for insurance and reinsurance products, and therefore may affect the company’s net earnings, financial position or cash flows.

The property and casualty insurance business historically has been characterized by periods of intense price competition due to excess underwriting capacity, as well as periods when shortages of underwriting capacity have permitted attractive pricing. The company expects to continue to experience the effects of this cyclicality, which, during down periods, could significantly reduce the amount of premiums the company writes and could harm its financial position, profitability or cash flows.

In the reinsurance industry, the supply of reinsurance is related to prevailing prices and levels of underwriting capacity surplus that, in turn, may fluctuate in response to changes in rates of return being realized in the broader capital markets. If premium rates change or other reinsurance policy terms and conditions change expanding coverage, particularly if the present level of demand for reinsurance decreases because insurers require less reinsurance or the level of supply of reinsurance increases as a result of capital provided by existing reinsurers or alternative forms of reinsurance capacity enter the market, the profitability of the company’s reinsurance business could be adversely affected.

The company actively manages its operations to withstand the cyclical nature of the property and casualty business by maintaining sound liquidity and strong capital management as discussed in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2025.

Latent Claims

The company has established loss reserves for asbestos, environmental and other types of latent hazard claims that represent its best estimate of ultimate claims and claims adjustment expenses based upon all known facts and current law. As a result of significant issues surrounding liabilities of insurers, risks inherent in major litigation and diverging legal interpretations and judgments in different jurisdictions, actual liability for these types of claims could exceed the loss reserves set by the company by an amount that could be material to the company’s financial condition, profitability or cash flows in future periods.

The company’s exposure to asbestos, environmental and other latent hazard claims is discussed in the Asbestos, Pollution and Other Latent Hazards section of this MD&A. The company’s management of reserving risk is discussed in note 22 (Financial Risk Management) and in note 8 (Insurance Contract Liabilities) to the consolidated financial statements for the year ended December 31, 2025.

Recoverable from Reinsurers and Insureds

Most insurance and reinsurance companies reduce their exposure to any individual claim by reinsuring amounts in excess of their maximum desired retention. Reinsurance is an arrangement in which an insurer, called the cedant, transfers insurance risk to another insurer, called the reinsurer, which accepts the risk in return for a premium payment. This third party reinsurance does not relieve the company, as a cedant, of its primary obligation to the insured. Recoverable from reinsurers balances reported in reinsurance contract assets held may become uncollectible due to reinsurer solvency and credit concerns, due to the potentially long time period over which claims may be paid and the resulting recoveries may be received from the reinsurers, or due to policy disputes. If reinsurers are unwilling or unable to pay the company amounts due under reinsurance contracts, the company may incur unexpected losses and its operations, financial condition and cash flows could be adversely affected. The credit risk associated with the company’s reinsurance contract assets held balances is described in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2025 and in the Reinsurance Contract Assets Held section of this MD&A.

The company’s insurance and reinsurance companies write certain insurance policies, such as large deductible policies (policies where the insured retains a specific amount of any potential loss), in which the insured must reimburse the company’s insurance and reinsurance companies for certain losses. Accordingly, the company’s insurance and reinsurance companies bear credit risk on these policies as there is no assurance that the insureds will provide reimbursement on a timely basis or at all.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Competition

The property and casualty insurance industry and the reinsurance industry are both highly competitive, and will likely remain highly competitive in the foreseeable future. Competition in these industries is based on many factors, including premiums charged and other terms and conditions offered, products and services provided, commission structure, financial ratings assigned by independent rating agencies, speed of claims payment, reputation, selling effort, perceived financial strength and the experience of the insurer or reinsurer in the line of insurance or reinsurance to be written. The company competes, and will continue to compete, with a large number of Canadian, U.S. and foreign insurers and reinsurers, as well as certain underwriting syndicates, some of which have greater financial, marketing and management resources than the company. In addition, some financial institutions, such as banks, are now able to offer services similar to those offered by the company’s reinsurance subsidiaries while in recent years, capital market participants have also created alternative products that are intended to compete with reinsurance products.

Consolidation within the insurance industry could result in insurance and reinsurance market participants using their market power to implement price reductions. If competitive pressures compel the company to reduce its prices, the company’s operating margins would decrease. As the insurance industry consolidates, competition for customers could become more intense and the importance of acquiring and properly servicing each customer could become greater, causing the company to incur greater expenses relating to customer acquisition and retention and further reducing operating margins. The company’s management of pricing risk is discussed in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2025.

Emerging Claim and Coverage Issues

The liability for incurred claims for insurance contracts is an estimate and may be found to be deficient, perhaps significantly, in the future as a result of unanticipated frequency or severity of claims or for a variety of other reasons including unpredictable judicial rulings, expansion of insurance coverage to include exposures not contemplated at the time of policy issue (as was the case with asbestos and pollution exposures), extreme weather events, civil unrest and pandemics. Unanticipated developments in the law as well as changes in social and environmental conditions could result in unexpected claims for coverage under insurance and reinsurance contracts. With respect to casualty lines of business, these legal, social and environmental changes may not become apparent until some time after their occurrence.

The full effects of these and other unforeseen emerging claim and coverage issues are extremely hard to predict. As a result, the full extent of the company’s liability under its coverages, and in particular its casualty insurance policies and reinsurance contracts, may not be known until many years after a policy or contract is issued. The company’s exposure to this uncertainty is greatest in its “long-tail” casualty lines of business where claims can typically be made for many years, rendering them more susceptible to these trends than in the property insurance lines of business, which is more typically “short-tail”. In addition, the company could be adversely affected by the growing trend of plaintiffs targeting participants in the property-liability insurance industry in purported class action litigation relating to claims handling and other practices.

Although loss exposure is limited by geographic diversification and the company seeks to limit its loss exposure by employing a variety of policy limits and other terms and conditions and through prudent underwriting of each program written, there can be no assurance that such measures will be successful in limiting the company’s loss exposure. The company’s management of reserving risk is discussed in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2025 and in the Asbestos, Pollution and Other Latent Hazards section of this MD&A.

Cost of Reinsurance and Adequate Protection

The company uses reinsurance arrangements, including reinsurance of its own reinsurance business purchased from other reinsurers, referred to as retrocessionaires, to help manage its exposure to property and casualty risks. The availability of reinsurance and the rates charged by reinsurers are subject to prevailing market conditions, both in terms of price and available capacity, which can affect the company’s business volume and profitability. Reinsurance companies can also add or exclude certain coverages from, or alter terms in, the policies they offer. Some exclusions are with respect to risks which the company cannot exclude in its policies due to business or regulatory constraints, such as coverage with respect to acts of terrorism, mold and cyber risk. Reinsurers may also impose terms, such as lower per occurrence and aggregate limits, on primary insurers that are inconsistent with corresponding terms in the policies written by these primary insurers. As a result, the company’s insurance subsidiaries, like other primary insurance companies, increasingly are writing insurance policies which to some extent do not have the benefit of reinsurance protection. These gaps in reinsurance protection expose the company to greater risk and greater potential losses.

Reinsurance pricing and the availability of reinsurance to the company's insurance and reinsurance subsidiaries generally reflect the recent loss experience of the company and of the industry overall. Reinsurance pricing has recently softened, most notably for property exposures, due to recent strong reinsurer returns and increased available capital. In casualty reinsurance, the market has been more balanced, reflecting concerns over elevated U.S. loss trends and loss development, including ongoing uncertainty and continued pressures from social inflation and litigation dynamics. Each of the company's insurance and reinsurance subsidiaries continue to evaluate the relative costs and benefits of accepting more risk on a net basis, reducing exposure on a direct basis, and paying additional premiums for reinsurance.

Reliance on Distribution Channels

The company uses brokers to distribute its business and in some instances will distribute through agents or directly to customers. The company may also conduct business through third parties such as managing general agents where it is cost effective to do so and where the company can control the underwriting process to ensure its risk management criteria are met. Each of these channels has its own distinct distribution characteristics and customers. A large majority of the company’s business is generated by brokers (including international reinsurance brokers with respect to the company’s reinsurance operations), with the remainder split among the other distribution channels. This is substantially consistent across the company’s insurance and reinsurance subsidiaries.

The company’s insurance operations have relationships with many different types of brokers including independent retail brokers, wholesale brokers and national brokers depending on the particular jurisdiction, while the company’s reinsurance operations are dependent primarily on a limited number of international reinsurance brokers. The company transacts business with these brokers on a non-exclusive basis. These independent brokers also transact the business of the company’s competitors and there can be no assurance as to their continuing commitment to distribute the company’s insurance and reinsurance products. The continued profitability of the company depends, in part, on the marketing efforts of independent brokers and the ability of the company to offer insurance and reinsurance products and maintain financial ratings that meet the requirements and preferences of such brokers and their policyholders.

Because the majority of the company’s brokers are independent, there is limited ability to exercise control over them. In the event that an independent broker exceeds its authority by binding the company on a risk that does not comply with the company’s underwriting guidelines, the company may be at risk for that policy until the application is received and a cancellation effected. Although to date the company has not experienced a material loss from improper use of binding authority by its brokers, any improper use of such authority may result in losses that could have a material adverse effect on the business, financial condition, profitability or cash flows of the company. The company’s insurance and reinsurance subsidiaries closely manage and monitor broker relationships and regularly audit broker compliance with the company’s established underwriting guidelines.

Guaranty Funds and Shared Markets

Virtually all U.S. states require insurers licensed to do business in their state to bear a portion of the loss suffered by some insureds as a result of impaired or insolvent insurance companies. Many states also have laws that establish second-injury funds to provide compensation to injured employees for aggravation of a prior condition or injury. In addition, as a condition to the ability to conduct business in various jurisdictions, some of the company’s insurance subsidiaries are required to participate in mandatory property and casualty shared market mechanisms or pooling arrangements, which provide various types of insurance coverage to individuals or other entities that otherwise are unable to purchase that coverage from private insurers. The effect of these assessments and mandatory shared-market mechanisms or changes in them could reduce the profitability of the company’s U.S. insurance subsidiaries in any given period or limit their ability to grow their business. Similarly, the company’s Canadian insurance subsidiaries contribute to mandatory guaranty funds that protect insureds in the event of a Canadian property and casualty insurer becoming insolvent, and certain of the company’s Asian insurance subsidiaries participate in mandatory pooling arrangements in their local markets.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Investments

Investment Portfolio

Investment returns are an important part of the company’s overall profitability as the company’s operating results depend in part on the performance of its investment portfolio. The company’s investment portfolio includes bonds and other debt instruments, common stocks, preferred stocks and derivative instruments. Accordingly, fluctuations in the fixed income or equity markets could have an adverse effect on the company’s financial condition, profitability or cash flows. Investment income is derived from interest and dividends, together with net gains or losses on investments. The portion derived from net gains or losses on investments generally fluctuates from year to year and is typically a less predictable source of investment income than interest and dividends, particularly in the short term. The return on the portfolio and the risks associated with the investments are affected by the asset mix, which can change materially depending on market and industry-specific conditions and the creditworthiness of counterparties.

The uncertainty around the ultimate amount and the timing of the company’s claim payments may force it to liquidate securities, which may cause the company to incur losses. If the company structures its investments improperly relative to its liabilities, it may be forced to liquidate investments prior to maturity or planned exit date at a significant loss to cover such liabilities. Realized and unrealized investment losses resulting from a decline in value could significantly decrease the company’s net earnings.

The ability of the company to achieve its investment objectives is affected by general economic conditions that are beyond its control. General economic conditions can adversely affect the markets for interest-rate-sensitive securities, including the extent and timing of investor participation in such markets, the level and volatility of interest rates and, consequently, the value of fixed income securities. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions, trade restrictions and other factors beyond the company’s control. General economic conditions, stock market conditions, environmental conditions, climate change, policy changes and many other factors can also adversely affect the equity markets and, consequently, the value of the equities owned.

Inflation rates in jurisdictions in which the company operates or invests have increased significantly in recent years, rising above the target inflation rate ranges set by governing central banks. A significant portion of the upward pressure on prices has been attributed to the rising costs of labour, energy, food, motor vehicles and housing, as well as overall challenges involved in managing the economy throughout the COVID-19 pandemic and continuing global supply-chain disruptions. Inflationary increases may or may not be transitory and future inflation may be impacted by reductions or increases in labour market constraints, supply-chain disruptions, tariffs and commodity prices. To address rising inflation, central banks across the world have simultaneously increased interest rates which have remained at elevated levels despite recent easing. Inflation and the corresponding rise in interest rates in recent years have not had a material adverse effect on the company’s business, however, any further sustained upward trajectory in the inflation rate and corresponding increases to interest rates may have an adverse impact on the company’s operating results and its investments. Inflationary pressures in the jurisdictions in which the company operates or invests will continue to be monitored to assess any potential effects on the company’s operating results and investments.

In addition, defaults by third parties who fail to pay or perform on their obligations could reduce the company’s investment income and net gains on investment or result in investment losses. The company’s management of credit risk, liquidity risk, market risk and interest rate risk is discussed in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2025.

Derivative Instruments

The company may be a counterparty to various derivative instruments, for investment purposes or for general protection against declines in the fair value of its financial assets. Derivative instruments may be used to manage or reduce risks or as a cost-effective way to synthetically replicate the investment characteristics of an otherwise permitted investment. The market value and liquidity of these instruments are volatile and may vary dramatically up or down in short periods, and these circumstances may be exacerbated by adverse economic conditions, fluctuations in interest rates and volatility in the public markets and their ultimate value will therefore only be known upon their disposition or settlement.

The company’s use of derivative instruments is governed by its investment policies and exposes the company to a number of risks, including credit risk, interest rate risk, liquidity risk, inflation risk, equity market risk, foreign currency risk, basis risk and counterparty risk. If the counterparties to the company’s derivative instruments fail to honor their obligations under the derivative instrument agreements, the company may lose the value of its derivative instruments, which failure could have an adverse effect on the company’s financial condition, profitability or cash flows. The company endeavors to limit counterparty risk through diligent selection of counterparties to its derivative instruments and through the terms of agreements negotiated with counterparties. Pursuant to these agreements, both parties are required to deposit eligible collateral in collateral accounts for either the benefit of the company or the counterparty depending on the current fair value or change in the fair value of the derivative contract.

The company may not be able to realize its investment objectives with respect to derivative instruments, which could have an adverse effect upon its financial position, profitability or cash flows. The company’s use of derivative instruments is discussed in note 7 (Derivatives) and its management of credit risk, liquidity risk, equity market risk, foreign currency risk, interest rate risk and counterparty risk is discussed in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2025.

Economic Hedging Strategies

The company may use derivative instruments from time to time to manage or reduce its exposure to credit risk and various market risks, including interest rate risk, equity market risk, inflation/deflation risk and foreign currency risk. The company may choose to hedge risks associated with a specific financial instrument, asset or liability or at a macro level to hedge systemic financial risk and the impact of potential future economic crisis and credit related problems on its operations and the value of its financial assets. Credit default swaps, total return swaps and consumer price index-linked derivative instruments have been used in the past to hedge macro level risks. The company’s use of derivative instruments is discussed in note 7 (Derivatives) to the consolidated financial statements for the year ended December 31, 2025.

The company’s derivative instruments may expose it to basis risk. Basis risk is the risk that the fair value or cash flows of derivative instruments applied as economic hedges will not experience changes in exactly the opposite directions from those of the underlying hedged exposure. This imperfect correlation may adversely impact the net effectiveness of the hedge and may diminish the financial viability of maintaining the hedging strategy and therefore adversely impact the company’s financial condition, profitability or cash flows.

The company regularly monitors the prospective and retrospective effectiveness of its economic hedging instruments and will adjust the amount and/or type of hedging instruments as required to achieve its risk management goals. The management of credit risk and various market risks is discussed in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2025.

Capital

Ratings

Financial strength and credit ratings by the major North American rating agencies are important factors in establishing competitive position for insurance and reinsurance companies. Third-party rating agencies assess and rate the claims-paying ability of reinsurers and insurers based upon the criteria of such rating agencies. Periodically the rating agencies evaluate the company’s insurance and reinsurance subsidiaries to confirm that they continue to meet the criteria of the ratings previously assigned to them. The claims-paying ability ratings assigned by rating agencies to insurance or reinsurance companies represent independent opinions of financial strength and ability to meet policyholder obligations. A downgrade in these ratings could lead to a significant reduction in the number of insurance policies the company’s insurance subsidiaries write and could cause early termination of contracts written by the company’s reinsurance subsidiaries or a requirement for them to post collateral at the direction of their counterparties. A downgrade of the company’s long term debt ratings by the major rating agencies could require the company and/or its subsidiaries to accelerate their cash settlement obligations for certain derivative transactions to which they are a party, and could result in the termination of certain other derivative transactions. In addition, a downgrade of the company’s credit rating may affect the cost and availability of unsecured financing. Ratings are subject to periodic review at the discretion of each respective rating agency and may be revised downward or revoked at their sole discretion. Rating agencies may also increase their scrutiny of rated companies, revise their rating standards or take other action. The company has dedicated personnel that manage the company’s relationships with various rating agencies, however there can be no assurance that these activities will avoid a downgrade by rating agencies in the future.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Holding Company Liquidity

Fairfax is a holding company that conducts substantially all of its business through its subsidiaries and receives substantially all of its earnings from them. The holding company controls the operating insurance and reinsurance companies, each of which must comply with applicable insurance regulations of the jurisdictions in which it operates. Each insurance and reinsurance operating company must maintain reserves for losses and loss adjustment expenses to cover the risks it has underwritten. The reserves of one of the company’s insurance or reinsurance companies are not available to be applied against the risks underwritten by other such companies. The financial condition and results of operations of each of the insurance and reinsurance companies the company controls are included in the consolidated financial statements and, generally, losses incurred by any of these companies directly impact our consolidated results. Although a severe loss incurred by one insurance or reinsurance company should not have any adverse effect on any of the other insurance or reinsurance companies, such loss, even though not material to the company’s consolidated financial condition, could have an adverse effect because it could affect adversely how the other insurance and reinsurance companies are treated by others, including rating agencies and insurance regulators.

In the event of the insolvency or liquidation of a subsidiary, following payment by such subsidiary of its liabilities, the subsidiary may not have sufficient remaining assets to make payments to the company as a shareholder or otherwise, or may be restricted from doing so by insurance regulatory authorities, receiver, administrator or supervising court, as applicable. In the event of a default by a subsidiary under a credit agreement or other indebtedness, its creditors could accelerate the debt, prior to such subsidiary distributing amounts to the company that could be used to make payments on the company’s outstanding debt.

Although substantially all of the company’s operations are conducted through its subsidiaries, none of its subsidiaries are obligated to make funds available to the holding company for the payment of principal and interest on its outstanding debt. Accordingly, the holding company’s ability to meet financial obligations, including the ability to make payments on outstanding debt, is largely dependent on the distribution of earnings from its subsidiaries. The ability of subsidiaries to pay dividends or distributions in the future will depend on their statutory surplus, on earnings and on regulatory restrictions. The company’s subsidiaries may incur additional indebtedness that may severely restrict or prohibit the payment of dividends or distributions to the company. Dividends, distributions or returns of capital to the holding company are subject to restrictions set forth in the insurance laws and regulations of the countries where the company operates (principally the U.S., Canada, the United Kingdom and Bermuda) (in each case, including the provinces, states or other jurisdictions therein) and is affected by the subsidiaries’ credit agreements and indentures, rating agencies, the discretion of insurance regulatory authorities and capital support agreements with subsidiaries. Although the holding company strives to be soundly financed and maintains high levels of liquid assets as discussed in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2025 and in the Liquidity section of this MD&A, an inability of subsidiaries to pay dividends could have a negative impact on the holding company’s liquidity and ability to meet its obligations.

Access to Capital

The company is required to maintain specified levels of capital to satisfy regulatory requirements, maintain credit ratings and meet conditions in various commercial and financing agreements. These requirements and the methods for calculating capital may change as regulators or rating agencies revise their models. The company’s future capital requirements depend on many factors, including its ability to successfully write new business and to establish premium rates and reserves at levels sufficient to cover losses. To the extent that the funds generated by the company’s business are insufficient to fund future operations, additional funds may need to be raised through equity or debt financings. If the company requires additional capital or liquidity but cannot obtain it on reasonable terms or at all, its business, financial condition and profitability would be materially adversely affected.

The company’s ability and/or the ability of its subsidiaries to obtain additional financing for working capital, capital expenditures or acquisitions in the future may also be limited under the terms of the unsecured revolving credit facility discussed in note 15 (Borrowings) to the consolidated financial statements for the year ended December 31, 2025. The revolving credit facility contains various covenants that may restrict, among other things, the company’s ability or the ability of its subsidiaries to incur additional indebtedness, to create liens or other encumbrances and to sell or otherwise dispose of assets and merge or consolidate with another entity. In addition, the revolving credit facility contains certain financial covenants that require the company to maintain a ratio of consolidated debt to consolidated capitalization not exceeding 0.35:1 and consolidated shareholders’ equity of not less than $11.5 billion, both calculated as defined in such financial covenants. A failure to comply with the obligations and covenants under the revolving credit facility could result in an event of default under such agreement which, if not cured or waived, could permit acceleration of indebtedness, including other indebtedness of the holding company or its subsidiaries. The company strives to maintain sufficient levels of liquid assets at the holding company to mitigate risk to the holding company should this occur, but if such indebtedness were to be accelerated, there can be no assurance that the company’s assets would be sufficient to repay that indebtedness in full. Moreover, the revolving credit facility could limit the company’s ability to incur additional indebtedness in the future. The company’s management of liquidity risk is discussed further in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2025 and in the Liquidity section of this MD&A.

Technology

Technology Infrastructure

The company’s business is highly dependent upon the successful and uninterrupted functioning of its computer and data processing systems which are relied upon to perform actuarial and other modeling functions necessary for writing business, to process and make claim payments and to process and summarize investment transactions. Third parties provide certain of the key components of the company’s business infrastructure such as voice and data communications and network access. Given the high volume of transactions processed daily, the company is reliant on such third party provided services to successfully deliver its products and services. The company has highly trained information technology staff that is committed to the continual development and maintenance of its technology infrastructure. Security measures, including data security programs to protect confidential personal information, have been implemented and are regularly upgraded. The company, together with its third party service providers, also maintains and regularly tests contingency plans for its technology infrastructure. Notwithstanding these measures, the failure of the company’s systems could interrupt the company’s operations or impact its ability to rapidly evaluate and commit to new business opportunities. If sustained or repeated, a system failure could result in the loss of existing or potential business relationships, or compromise the company’s ability to pay claims in a timely manner.

In addition, a security breach of the company’s computer systems could damage the company’s reputation or result in liability. The company retains confidential information regarding its business dealings in its computer systems, including, in some cases, confidential personal information regarding insureds. Significant capital and other resources may be required to protect against security breaches or to alleviate problems caused by such breaches. Any well publicized compromise of security could deter people from conducting transactions that involve transmitting confidential information to the company’s systems. Therefore, it is critical that these facilities and infrastructure remain secure and are perceived by the marketplace to be secure. This infrastructure may be vulnerable to physical break-ins, computer viruses, programming errors, attacks by third parties or similar disruptive problems. In addition, the company could be subject to liability if hackers were able to penetrate its network security or otherwise misappropriate confidential information.

Systemic Cyber-Attacks

The company relies on information technology in virtually all aspects of its business. A significant disruption or failure of the company’s information technology systems could result in service interruptions, safety failures, security violations, regulatory compliance failures, and inability to protect information and assets against intruders, and other operational difficulties. Attacks perpetrated against those information technology systems could result in loss of assets and critical information, potential breach of privacy laws, expose the company to remediation costs, reputational damage, regulatory scrutiny, litigation and adversely affect the company’s results of operations, financial condition and liquidity.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Cyber-attacks, including those perpetrated through the use of artificial intelligence, could further adversely affect the company’s ability to operate facilities, information technology and business systems, or compromise confidential customer and employee information. Cyber-attacks resulting in political, economic, social or financial market instability or damage to or interference with the company’s assets, or its customers or suppliers may result in business interruptions, lost revenue, higher commodity prices, disruption in fuel supplies, lower energy consumption, unstable markets, increased security and repair or other costs, any of which may affect the company’s consolidated financial results. Furthermore, instability in the financial markets as a result of terrorism, sustained or significant cyber-attacks, or war could also adversely affect the company’s ability to raise capital.

The company has taken steps intended to mitigate these risks, including implementation of cyber security and cyber resilience measures, business continuity planning, disaster recovery planning and business impact analysis, and regularly updates these plans and security measures, however, there can be no assurance that such steps will be adequate to protect the company from the impacts of a cyber-attack.

Technological Changes

Technological changes could have unpredictable effects on the insurance and reinsurance industries. It is expected that new services and technologies will continue to emerge that will affect the demand for insurance and reinsurance products and services, the premiums payable, the profitability of such products and services and the risks associated with underwriting certain lines of business, including new lines of business. While the company does maintain an innovation working group comprised of members with diverse backgrounds from across its global operating companies to regularly assess new services and technologies that may be applicable or disruptive to the insurance and reinsurance industries, failure to understand evolving technologies, or to position the company in the appropriate direction, or to deploy new products and services in a timely way that considers customer demand and competitor activities could have an adverse impact on the company’s business, financial condition, profitability or cash flows.

Other

Acquisitions, Divestitures and Strategic Initiatives

The company may periodically and opportunistically acquire other insurance and reinsurance companies or execute other strategic initiatives developed by management. Although the company undertakes due diligence prior to the completion of an acquisition, it is possible that unanticipated factors could arise and there is no assurance that the anticipated financial or strategic objectives following an integration effort or the implementation of a strategic initiative will be achieved, which could adversely affect the company’s financial condition, profitability or cash flows. The company may periodically explore opportunities to make strategic investments in all or part of certain businesses or companies. Acquisitions may involve a number of special risks, including failure to retain key personnel, unanticipated events or circumstances, increased exposure to industry-specific and credit risks and potential for legal liabilities, and incurrence of indebtedness to finance the transactions, some or all of which could have a material adverse effect on the company’s business, results of operations and financial position. The company cannot be certain that any acquired businesses will achieve the anticipated revenues, income and synergies, or that acquisitions of loan portfolios will perform as anticipated. Failure on the company’s part to manage its acquisition strategy successfully could have a material adverse effect on its business, results of operations and financial position. The company cannot be certain that it will be able to identify appropriate targets, profitably manage additional businesses, investments and/or portfolios or successfully integrate any acquired business into its operations.

The strategies and performance of the company’s subsidiaries, and the alignment of those strategies throughout the organization, are regularly assessed through various processes undertaken by senior management and the company’s Board of Directors, however there can be no assurance that these efforts will be successful to mitigate the risks identified above. The company’s recent acquisitions and divestitures are discussed in note 21 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2025.

Key Employees

The company is substantially dependent on a small number of key employees, including its Chairman, Chief Executive Officer and significant shareholder, Mr. Prem Watsa, and the senior management of the company and its operating subsidiaries. The industry experience and reputation of these individuals are important factors in the company’s ability to attract new business and investment opportunities. The company’s success has been, and will continue to be, dependent on its ability to retain the services of existing key employees and to attract and retain additional qualified personnel in the future. The loss of the services of any of these key employees, or the inability to identify, hire and retain other highly qualified personnel in the future could adversely affect the quality and profitability of the company. At the operating subsidiaries, employment agreements have been entered into with key employees. The company does not maintain key employee insurance with respect to any of its employees.

Regulatory, Political and other Influences

The company is subject to government regulation in each of the jurisdictions in which its operating insurance and reinsurance subsidiaries are licensed or authorized to conduct business. Governmental bodies have broad administrative power to regulate many aspects of the insurance business, which may include accounting methods, governance, premium rates, market practices, policy forms and capital adequacy. The laws and rules behind this regulation are concerned primarily with the protection of policyholders rather than investors. Governmental bodies may impose fines, additional capital requirements or limitations on the company’s insurance and reinsurance operations, and/or impose criminal sanctions for violation of regulatory requirements. The laws and regulations that are applicable to the company’s insurance and reinsurance operations are complex and may increase the costs of regulatory compliance or subject the company’s business to the possibility of regulatory actions or proceedings.

In recent years, the insurance industry has been subject to increased scrutiny by policymakers, legislatures and regulators alike. New laws and rules and new interpretations of existing laws and rules could adversely affect the company’s financial results by limiting its operating insurance subsidiaries’ ability to make investments consistent with the company’s total return strategy or requiring the company to maintain capital in specific operating subsidiaries in excess of the amounts the company considers to be appropriate, or causing the company to make unplanned modifications of products or services, or imposing restrictions on its ability to enter or exit lines of insurance business or to utilize new methods of assessing and pricing risks or selling products and services. The company cannot predict the future impact of changing law, regulation or government policy on its operations; any changes could have a material adverse effect on it or the insurance industry in general.

The company’s management of the risks associated with its capital within the various regulatory regimes in which it operates is discussed in note 22 (Financial Risk Management, under the heading of “Capital Management”) to the consolidated financial statements for the year ended December 31, 2025 and in the “Capital Resources and Management” section of this MD&A.

Economic Sanctions and Foreign Corrupt Practices

The company must comply with all applicable economic sanctions, anti-money laundering and anti-bribery laws and regulations, including those of Canada, the U.S., the United Kingdom, the European Union and other foreign jurisdictions where it operates. Canadian laws and regulations applicable to the company include the Criminal Code, Freezing Assets of Corrupt Foreign Officials Act, Special Economic Measures Act, United Nations Act and the Justice for Victims of Corrupt Foreign Officials Act. U.S. laws and regulations applicable to the company include the economic trade sanctions laws and regulations administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, as well as certain laws administered by the U.S. Department of State. In addition, the company’s business is subject to the Canadian Corruption of Foreign Public Officials Act, the U.S. Foreign Corrupt Practices Act and other anti-bribery laws such as the U.K. Bribery Act that generally bar corrupt payments or unreasonable gifts to foreign governments or officials. The company believes that its commitment to honesty and integrity, set out in its Guiding Principles and regularly communicated, and that the large number of its executives and employees who have served the company for a long time, significantly enhance the likelihood that it will comply with those laws and regulations. More specifically, the company has policies and controls in place that are designed to ensure compliance with these laws and regulations, including policies distributed annually to employees, controls and oversight at individual operating companies and company wide, and whistleblower programs that are monitored by senior management and the Board of Directors. Despite these policies and controls, it is possible that an employee or intermediary could fail to comply with applicable laws and regulations, which could expose the company to civil penalties, criminal penalties and other sanctions, including fines or other punitive actions. In addition, such violations could damage the company’s business and/or reputation and therefore have a material adverse effect on the company’s financial condition and results of operations.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Information Requests or Proceedings by Government Authorities

From time to time, the insurance industry has been subject to investigations, litigation and regulatory activity by various insurance, governmental and enforcement authorities, concerning certain practices within the industry. The company sometimes receives inquiries and informational requests from insurance regulators or other government officials in the jurisdictions in which its insurance and reinsurance subsidiaries operate. The company’s internal and external legal counsels coordinate with operating companies in responding to information requests and government proceedings. From time to time, consumer advocacy groups or the media also focus attention on certain insurance industry practices. The company cannot predict at this time the effect that investigations, litigation and regulatory activity or negative publicity from consumers or the media will have on the insurance or reinsurance industry or its business, or whether activities or practices currently thought to be lawful will be characterized in the future as unlawful or will become subject to negative scrutiny from consumer advocacy groups or the media. The company’s involvement in any investigations and related lawsuits would cause it to incur legal costs and, if the company were found to have violated any laws, could be required to pay fines and damages, perhaps in material amounts. In addition, the company could be materially adversely affected by the negative publicity for the insurance industry related to any such proceedings, and by any new industry-wide regulations or practices that may result from such proceedings or publicity. It is possible that future investigations or related regulatory developments will mandate changes in industry practices in a fashion that increases the company’s costs of doing business or requires the company to alter aspects of the manner in which it conducts its business.

Regional or Geographical Limitations and Risks

The company’s international operations are regulated in various jurisdictions with respect to licensing requirements, currency, amount and type of security deposits, amount and type of reserves, amount and type of local investment and other matters. The company regularly monitors for political and other changes in each country where it operates. The decentralized nature of the company’s operations generally permits quick adaptation to, or mitigation of, evolving regional risks. Furthermore, the company’s international operations are widespread and therefore not dependent on the economic stability of any one particular region. International operations and assets held abroad may, however, be adversely affected by political and other developments in foreign countries, including possibilities of tax changes, trade protectionism measures, nationalization and changes in regulatory policy, as well as by consequences of terrorism, war, hostilities and unrest. The risks of such occurrences and their overall effect upon the company vary from country to country and cannot easily be predicted.

The company’s operations and financial performance may be impacted by changes in tariffs, trade restrictions, or other regulatory measures imposed by domestic or foreign governments. The imposition of tariffs by the United States (the “U.S. Tariffs”) and retaliatory measures between governments may cause multifaceted effects on the economy. The U.S. Tariffs may adversely impact the company’s operations by causing supply chain disruptions, economic downturn, inflationary pressures, and uncertainty in capital markets. The company has performed assessments of the direct impacts of the U.S. Tariffs to its operations and concluded that there are no significant impacts at this time. The company continues to assess the indirect impacts to its operations of these tariffs and potential retaliatory tariffs and other trade protectionist measures that may arise, and such impacts may be significant, including inflationary pressures on insurance claim settlements, particularly for raw materials in the automobile and construction industries. Failure to mitigate the negative effects of the U.S. Tariffs on the company’s business could have a material adverse impact on the company’s operating results and financial condition. While the company is taking steps to seek to mitigate the potential impact on its business, given that developments are ongoing with respect to these tariffs and other measures, their impacts are uncertain and could adversely affect the company’s business, financial condition and results of operations.

Lawsuits and Regulatory Proceedings

The company may, from time to time, become party to a variety of legal claims and regulatory proceedings including, but not limited to: disputes over coverage or claims adjudication; disputes regarding sales practices, disclosures, premium refunds, licensing, regulatory compliance and compensation arrangements; disputes with its agents, brokers or network providers over compensation and termination of contracts and related claims; regulatory actions relating to consumer pressure in relation to benefits realized by insurers; disputes with taxing authorities regarding its tax liabilities and tax assets; regulatory proceedings and litigation related to acquisitions or divestitures made or proposed by the company or its subsidiaries or in connection with subsidiaries in which the company holds an investment; and disputes relating to certain businesses acquired or disposed of by the company. Operating companies manage day-to-day regulatory and legal risk primarily by implementing appropriate policies, procedures and controls. Internal and external legal counsels also work closely with the operating companies to identify and mitigate areas of potential regulatory and legal risk. The existence of such claims against the company or its subsidiaries, affiliates, directors or officers could, however, have various adverse effects, including negative publicity and the incurrence of significant legal expenses defending claims, even those without merit.

The company’s legal and regulatory matters are discussed in note 20 (Contingencies and Commitments) to the consolidated financial statements for the year ended December 31, 2025.

Significant Shareholder

The company’s Chairman and Chief Executive Officer, Mr. Prem Watsa, owns, directly or indirectly, or exercises control or direction over shares representing approximately 43.3% of the voting power of the company’s outstanding shares. Mr. Watsa has the ability to substantially influence certain actions requiring shareholder approval, including approving a business combination or consolidation, liquidation or sale of assets, electing members of the Board of Directors and adopting amendments to articles of incorporation and by-laws.

Amendments were made to the terms of the company’s multiple voting shares, which are controlled by Mr. Watsa, in August of 2015 having the effect of preserving the voting power represented by the multiple voting shares at 41.8% even if additional subordinate voting shares are issued in the future. The amendments are described in note 16 (Total Equity) to the consolidated financial statements for the year ended December 31, 2015 and in the company’s annual information form filed with the securities regulatory authorities in Canada, which are available on SEDAR+ at www.sedarplus.ca.

Foreign Exchange

The company’s reporting currency is the U.S. dollar. A portion of the company’s premiums and expenses are denominated in foreign currencies and a portion of assets (including investments) and loss reserves are also denominated in foreign currencies. The company may, from time to time, experience losses resulting from fluctuations in the values of foreign currencies (including when certain foreign currency assets and liabilities of the company are hedged) which could adversely affect the company’s financial condition, profitability or cash flows. The company’s management of foreign currency risk is discussed in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2025.

Goodwill, Indefinite-lived Intangible Assets and Investments in Associates

The goodwill, indefinite-lived intangible assets and investments in associates on the company’s consolidated balance sheet originated from various acquisitions and investments made by the company or its operating subsidiaries. Continued profitability and achievement of financial plans by acquired businesses and associates is a key consideration for there to be no impairment in the carrying value of goodwill, indefinite-lived intangible assets and investments in associates. An intangible asset may be impaired if the economic benefit to be derived from its use is unexpectedly diminished. An investment in associate is considered to be impaired if its carrying value exceeds its recoverable amount (the higher of the associate’s fair value and value-in-use).

Management regularly reviews the current and expected profitability of operating companies and associates and their success in achieving financial plans when assessing the carrying value of goodwill, indefinite-lived intangible assets and investments in associates. The carrying values of goodwill and indefinite-lived intangible assets are tested for impairment at least annually or more often if events or circumstances indicate there may be impairment. Investments in associates with carrying values that exceed their fair values are tested for impairment using value-in-use discounted cash flow models at each reporting date. The company’s goodwill and indefinite-lived intangible assets, and their annual impairment tests, are described in note 12 (Goodwill and Intangible Assets), and the company’s investments in associates are described in note 6 (Investments in Associates), to the consolidated financial statements for the year ended December 31, 2025.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Taxation

Realization of deferred income tax assets is dependent upon the generation of taxable income in those jurisdictions where the relevant tax losses and temporary differences exist. Failure to achieve projected levels of profitability could lead to a reduction in the company’s deferred income tax asset if it is no longer probable that the amount of the asset will be realized.

The company is subject to income taxes in Canada, the U.S. and many foreign jurisdictions where it operates, and the company’s determination of its tax liability is subject to review by applicable domestic and foreign tax authorities. Tax legislation of each jurisdiction in which the company operates is interpreted to determine the provision for income taxes and expected timing of the reversal of deferred income tax assets and liabilities. While the company believes its tax positions to be reasonable, where the company’s interpretations differ from those of tax authorities or the timing of realization is not as expected, the provision for income taxes may increase or decrease in future periods to reflect actual experience.

There is a risk that Canadian or foreign tax laws, or the interpretation thereof, could change in a manner that adversely affects the company.

Many jurisdictions in which the company operates, including Canada, have enacted or substantively enacted certain aspects of Pillar Two global minimum tax initiatives. A number of other jurisdictions in which the company operates may introduce Pillar Two tax legislation, or new or revised domestic tax legislation in response to the Pillar Two global minimum tax initiatives. Certain aspects of the Pillar Two global minimum tax initiatives continue to evolve, which may result in the introduction of new or revised legislation. The company will continue to monitor future developments with respect to Pillar Two global minimum tax initiatives.

The company’s deferred income tax assets are described in note 18 (Income Taxes) to the consolidated financial statements for the year ended December 31, 2025.

Economic disruptions from global conflicts and the development of other geopolitical events worldwide

Supply chain disruptions and volatility in commodity prices persist in many regions of the world, worsened by supply shocks arising from global conflicts and other geopolitical events worldwide. For example, the ongoing conflicts between Russia and Ukraine and hostilities in the Middle East, including the recent military conflict involving Iran, the United States and Israel, have resulted in worldwide geopolitical and macroeconomic uncertainty, and the company cannot predict how these conflicts will evolve or the timing and effects thereof. Although the company’s operations in the Middle East are limited, continued instability could adversely affect operations in the region. The company’s businesses rely, to a certain extent, on free movement of goods, services and capital from around the world. Any escalation or prolonged geopolitical tension could grow and bring about further disruption, instability and volatility in global markets, supply chains and operations, which could in turn adversely affect the company’s business operations and financial performance. If these conflicts continue for a significant time or further expand to other countries and, depending on the ultimate outcomes of these conflicts, which remain uncertain, they could have additional adverse effects on macroeconomic conditions.

Furthermore, the potential continuation and expansion of these conflicts could give rise to adverse changes in international trade policies and relations; regulatory enforcement; the company’s ability to implement and execute its business strategy; terrorist activities; exposure to foreign currency fluctuations; and constraints, volatility, or disruption in the capital markets, any of which could magnify the impact of other risk factors discussed in this Annual Report and have a material adverse effect on the company’s business, financial condition, profitability or cash flows.

Given the ongoing and dynamic nature of the circumstances surrounding various global conflicts and other geopolitical events worldwide, it is difficult to predict how significant these continuing events or the occurrence of any similar events will be on the global economy and the company’s businesses, investments and employees, or for how long any further disruptions in the future are likely to continue. Such further developments could have a material adverse effect on the company’s business, financial condition, profitability or cash flows.

Other

Quarterly Data (unaudited)

Years ended December 31

	First	Second	Third	Fourth	Full
	Quarter	Quarter	Quarter	Quarter	Year
2025
Income(1)	11,363.3	11,665.2	11,851.4	11,794.2	46,674.1
Net earnings	953.0	1,601.9	1,245.7	1,483.2	5,283.8
Net earnings attributable to shareholders of Fairfax	945.7	1,436.7	1,151.7	1,238.3	4,772.4
Net earnings per share	$46.10	$66.34	$55.90	$61.85	$230.07
Net earnings per diluted share	$42.70	$61.61	$52.04	$57.57	$213.78

2024
Income(1)	9,860.0	10,108.6	11,917.4	10,396.3	42,282.3
Net earnings	769.7	1,055.8	1,119.5	1,317.9	4,262.9
Net earnings attributable to shareholders of Fairfax	776.5	915.4	1,030.8	1,152.2	3,874.9
Net earnings per share	$33.26	$40.18	$46.04	$54.46	$173.41
Net earnings per diluted share	$30.82	$37.18	$42.62	$50.42	$160.56

(1)

Income is comprised of insurance revenue, interest and dividends, share of profit of associates, net gains (losses) on investments, and non-insurance revenue, all as presented in the consolidated statements of earnings for the respective periods.

Income of  $11,363.3 in the first quarter of 2025 increased compared to $9,860.0 in the first quarter of 2024, principally as a result of net gains on investments (compared to net losses on investments in the first quarter of 2024) and increased non-insurance revenue (principally related to the acquisition of Sleep Country (October 1, 2024), and the consolidations of Meadow Foods (November 29, 2024) and Peak Achievement (December 20, 2024)), partially offset by decreased insurance revenue, primarily at the International Insurers and Reinsurers reporting segment (principally related to Gulf Insurance due to the effects of accounting for acquired contracts in the first quarter of 2024 which had increased insurance revenue by $476.4 and the termination of a significant insurance contract in the third quarter of 2024 that had been experiencing diminishing performance), partially offset by increased insurance revenue at the Global Insurers and Reinsurers and North American Insurers reporting segments (principally related to increased business volumes, reinstatement premiums from the California wildfires, continued rate increases across many lines of business and strong customer retention). Net earnings attributable to shareholders of Fairfax increased to $945.7 (net earnings of  $46.10 and $42.70 per basic and diluted share respectively) in the first quarter of 2025 from $776.5 (net earnings of  $33.26 and $30.82 per basic and diluted share respectively) in the first quarter of 2024, primarily reflecting net gains on investments (compared to net losses on investments in the first quarter of 2024), partially offset by increased net finance expense from insurance contracts and reinsurance contract assets held as a result of the effect of decreases in discount rates in the first quarter of 2025 compared to an increase in the first quarter of 2024 and decreased insurance service result at the property and casualty insurance and reinsurance operations (principally related to current period catastrophe losses from the California wildfires at the Global Insurers and Reinsurers reporting segment).

Income of  $11,665.2 in the second quarter of 2025 increased from $10,108.6 in the second quarter of 2024, principally as a result of increased net gains on investments and growth in both non-insurance revenue (principally related to the acquisition of Sleep Country (October 1, 2024), and the consolidations of Meadow Foods (November 29, 2024) and Peak Achievement (December 20, 2024)) and insurance revenue, primarily at the Global Insurers and Reinsurers reporting segment (principally related to increased business volumes, reinstatement premiums from the California wildfires, continued rate increases across certain lines of business and strong customer retention), partially offset by decreased insurance revenue at the International Insurers and Reinsurers reporting segment (principally related to the termination of a significant insurance contract in the third quarter of 2024 that had been experiencing diminishing performance at Gulf Insurance), partially offset by decreased share of profit of associates. Net earnings attributable to shareholders of Fairfax increased to $1,436.7 (net earnings of $66.34 and $61.61 per basic and diluted share respectively) in the second quarter of 2025 from $915.4 (net earnings of  $40.18 and $37.18 per basic and diluted share) in the second quarter of 2024, principally reflected increased net gains on investments, partially offset by decreased operating income at the property and casualty insurance and reinsurance operations (reflecting decreased share of profit of associates) and increased net finance expense from insurance contracts and reinsurance contract assets held as a result of the effect of a more pronounced increase in discount rates in the second quarter of 2024.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Income of  $11,851.4 in the third quarter of 2025 decreased modestly from $11,917.4 in the third quarter of 2024, principally as a result of decreased net gains on investments, partially offset by growth in non-insurance revenue (principally related to the acquisition of Sleep Country (October 1, 2024), and the consolidations of Meadow Foods (November 29, 2024) and Peak Achievement (December 20, 2024)) and a modest increase in insurance revenue, primarily at the Global Insurers and Reinsurers reporting segment (principally related to increased business volumes, reinstatement premiums from the California wildfires, continued rate increases across certain lines of business and strong customer retention), partially offset by decreased insurance revenue at the International Insurers and Reinsurers reporting segment (principally related to Gulf Insurance due to the effects of accounting for acquired contracts in the third quarter of 2024 and the termination of a significant insurance contract in the third quarter of 2024 that had been experiencing diminishing performance) and increased share of profit of associates and interest and dividends. Net earnings attributable to shareholders of Fairfax increased to $1,151.7 (net earnings of  $55.90 and $52.04 per basic and diluted share respectively) in the third quarter of 2025 from $1,030.8 (net earnings of  $46.04 and $42.62 per basic and diluted share respectively) in the third quarter of 2024, principally reflected decreased net finance expense from insurance contracts and reinsurance contract assets held as a result of a more pronounced decrease in discount rates in the third quarter of 2024 and increased insurance service result at the property and casualty insurance and reinsurance operations and increased operating income at the non-insurance companies, partially offset by lower net gains on investments.

Income of  $11,794.2 in the fourth quarter of 2025 increased from $10,396.3 in the fourth quarter of 2024, principally as a result of net gains on investments (compared to net losses on investments in the fourth quarter of 2024) and increased insurance revenue, primarily at the North American Insurers reporting segment (principally related to increased business volume at Crum & Forster), partially offset by lower share of profit of associates. Net earnings attributable to shareholders of Fairfax increased to $1,238.3 (net earnings of  $61.85 and $57.57 per basic and diluted share respectively) in the fourth quarter of 2025 from $1,152.2 (net earnings of  $54.46 and $50.42 per basic and diluted share respectively) in the fourth quarter of 2024, principally reflected net gains on investments (compared to net losses on investments in the fourth quarter of 2024), partially offset by net finance expense from insurance contracts and reinsurance contract assets held compared to net finance income as a result of the effect of modest decreases in discount rates in the fourth quarter of 2025 compared to a modest increase in the fourth quarter of 2024, decreased operating income at the property and casualty insurance and reinsurance operations (primarily reflecting decreased insurance service result and share of profit of associates) and increased operating loss at the life insurance and run-off operations.

Operating results at the company’s insurance and reinsurance companies have been, and are expected to continue to be, significantly affected by discounting net claims reserves and a risk adjustment for uncertainty related to the timing and amount of cash flows from non-financial risk, the occurrence of which are not predictable and have been, and may continue to be, affected by the economic uncertainty caused by increased inflationary pressures and heightened changes in the interest rates. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes, by favourable or adverse reserve development and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly affected by net gains or losses on investments, the timing of which are not predictable.

Stock Prices and Share Information

At March 5, 2026, Fairfax had 19,900,801 subordinate voting shares and 1,548,000 multiple voting shares outstanding (an aggregate of 20,649,571 shares effectively outstanding after an intercompany holding). Each subordinate voting share carries one vote per share at all meetings of shareholders except for separate meetings of holders of another class of shares. The multiple voting shares cumulatively carry 41.8% voting power at all meetings of shareholders except in certain circumstances (which have not occurred) and except for separate meetings of holders of another class of shares. The multiple voting shares are not publicly traded.

The table that follows presents the Toronto Stock Exchange high, low and closing Canadian dollar prices of subordinate voting shares of Fairfax for each quarter of 2025 and 2024.

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
	(Cdn$)
2025
High	2,119.64	2,508.57	2,521.95	2,660.00
Low	1,900.04	1,836.92	2,334.96	2,145.00
Close	2,079.84	2,458.00	2,434.80	2,615.89

2024
High	1,563.49	1,583.70	1,711.40	2,071.49
Low	1,206.30	1,448.01	1,425.00	1,656.15
Close	1,460.10	1,556.33	1,707.67	2,000.00

Compliance with Corporate Governance Rules

Fairfax is a Canadian reporting issuer with securities listed on the Toronto Stock Exchange and trading in Canadian dollars under the symbol FFH and in U.S. dollars under the symbol FFH.U. It has in place corporate governance practices that comply with all applicable rules and substantially comply with all applicable guidelines and policies of the Canadian Securities Administrators and the practices set out therein.

The company’s Board of Directors has adopted a set of Corporate Governance Guidelines (which include a written mandate of the Board), established an Audit Committee, a Governance and Nominating Committee and a Compensation Committee, approved written charters for all of its committees, approved a Code of Business Conduct and Ethics, an Anti-Corruption Policy and a Modern Slavery Policy, which are applicable to all directors, officers and employees of the company. The Board of Directors also established, in conjunction with the Audit Committee, a Whistleblower Policy. The company continues to monitor developments in the area of corporate governance as well as its own procedures.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities regulations. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Such factors include, but are not limited to: our ability to complete acquisitions and other strategic transactions on the terms and timeframes contemplated, and to achieve the anticipated benefits therefrom; a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including unfavourable changes in interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our operating results and investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors’ premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; an increase in the amount of capital that we and our subsidiaries are required to maintain and our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional adverse requirements, supervision or regulation, including additional tax regulation, in the United States, Bermuda, Canada or other jurisdictions in which we operate; risks associated with applicable laws and regulations relating to sanctions, anti-money laundering and corrupt practices in Canada and in foreign jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; financial reporting risks relating to deferred taxes associated with amendments to IAS 12; impairment of the carrying value of our goodwill, indefinite-lived intangible assets or investments in associates; our failure to realize deferred income tax assets; risks associated with Canadian or foreign tax laws, or the interpretation thereof; technological or other change that adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; assessments and shared market mechanisms that may adversely affect our insurance subsidiaries; risks associated with economic disruptions from global conflicts and the development of other geopolitical events worldwide; and risks associated with tariffs, trade restrictions, or other regulatory measures imposed by domestic or foreign governments that may, directly or indirectly, affect our business. Additional risks and uncertainties are described in this Annual Report, which is available at www.fairfax.ca, and in our Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR+ at www.sedarplus.ca. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law.

Glossary of Non-GAAP and Other Financial Measures

Management analyzes and assesses the underlying insurance and reinsurance companies, and the financial position of the consolidated company, through various measures and ratios. Certain of those measures and ratios, which have been used consistently and disclosed regularly in the company’s Annual Reports and interim financial reporting, do not have a prescribed meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other companies.

Supplementary Financial Measures

Net insurance revenue – This measure of underwriting activity is calculated as insurance revenue less cost of reinsurance, both as presented in the consolidated statement of earnings.

	2025	2024
Insurance revenue	31,595.0	31,064.1
Cost of reinsurance	(5,522.1)	(6,197.7)
Net insurance revenue	26,072.9	24,866.4

Net insurance service expenses – This measure of underwriting activity is calculated as insurance service expenses less recoveries of insurance service expenses, both as presented in the consolidated statement of earnings.

	2025	2024
Insurance service expenses	(26,051.5)	(24,866.8)
Recoveries of insurance service expenses	3,826.6	4,453.2
Net insurance service expenses	(22,224.9)	(20,413.6)

Combined ratio, discounted – Also referred to as the discounted combined ratio, this performance measure of underwriting results under IFRS 17 is calculated as net insurance service expenses expressed as a percentage of net insurance revenue.

Book value per basic share – The company considers book value per basic share a key performance measure as one of the company’s stated objectives is to build long term shareholder value by compounding book value per basic share by 15% annually over the long term. This measure is calculated by the company as common shareholders’ equity divided by the number of common shares effectively outstanding. Those amounts are presented in the consolidated balance sheet and note 16 (Total Equity, under the heading “Common stock”) respectively to the consolidated financial statements for the year ended December 31, 2025. Increase or decrease in book value per basic share is calculated as the percentage change in book value per basic share from the end of the last annual reporting period to the end of the current reporting period. Increase or decrease in book value per basic share adjusted for the $15.00 per common share dividend is calculated in the same manner except that it assumes the annual $15.00 per common share dividend paid in the first quarter of 2025 was not paid and book value per basic share at the end of the current reporting period would be higher as a result.

Equity exposures – Long equity exposures refers to the company’s long positions in equity and equity-related instruments held for investment purposes, and long equity exposures and financial effects refers to the aggregate position and performance of the company’s long equity exposures. Long equity exposures exclude the company’s insurance and reinsurance investments in associates and joint ventures, and other equity and equity-related holdings which are considered long-term strategic holdings. These measures are presented and explained in note 22 (Financial Risk Management, under the heading “Market Risk”) to the consolidated financial statements for the year ended December 31, 2025.

Capital Management Measures

Net debt, net total capital, total capital, net debt divided by total equity, net debt divided by net total capital and total debt divided by total capital are measures and ratios used by the company to assess the amount of leverage employed in its operations. The company also uses an interest coverage ratio and an interest and preferred share dividend distribution coverage ratio to measure its ability to service its debt and pay dividends to its preferred shareholders. These measures and ratios are calculated using amounts presented in the company’s consolidated financial statements for the year ended December 31, 2025, both including and excluding the relevant balances of consolidated non-insurance companies, and are presented and explained in note 22 (Financial Risk Management, under the heading “Capital Management”).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Total of Segments Measures

Property and casualty insurance and reinsurance – References in this MD&A to the company’s property and casualty insurance and reinsurance operations do not include the company’s life insurance and run-off operations. The company believes this aggregation of reporting segments to be helpful in evaluating the performance of its core property and casualty insurance and reinsurance companies and has historically disclosed measures on this basis including operating income (loss), consistent with the information presented in note 23 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2025, as well as net premiums written, net premiums earned and underwriting profit (loss), which are presented in this MD&A. References to “insurance and reinsurance” operations includes property and casualty insurance and reinsurance, life insurance and run-off operations.

Net finance income (expense) from insurance contracts and reinsurance contract assets held – This measure represents the net change in the carrying amounts of the company’s insurance contracts and reinsurance contract assets held arising from the effects of the time value of money, and is calculated as the sum of the respective amounts presented in the consolidated statement of earnings.

Operating income (loss) – This measure is used by the company as a pre-tax performance measure of operations that excludes net finance income (expense) from insurance contracts and reinsurance contract assets held, net gains (losses) on investments, interest expense and corporate overhead and other, and that includes interest and dividends and share of profit (loss) of associates, which the company considers to be more predictable sources of investment income. Operating income (loss) includes the insurance service result and other insurance operating expenses of the insurance and reinsurance operations and the revenue and expenses of the non-insurance companies. A reconciliation of operating income (loss) to earnings before income taxes, the most directly comparable measure under IFRS Accounting Standards, is presented in note 23 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2025. All figures in that reconciliation are from the company’s consolidated statement of earnings for the year ended December 31, 2025, except for net finance income (expense) from insurance contracts and reinsurance contract assets held, which is comprised of figures from the consolidated statement of earnings as described above, and corporate overhead and other, which is described below.

Corporate overhead and other – This measure includes corporate and other expenses as presented in the consolidated statement of earnings, representing the non-underwriting operating expenses of the Fairfax holding company and the holding companies of the insurance and reinsurance operations, and the amortization of intangible assets that primarily arose on acquisition of the insurance and reinsurance subsidiaries. Also included are investment management and administration fees paid by the insurance and reinsurance subsidiaries to the Fairfax holding company, interest and dividends earned on holding company cash and investments and holding company share of profit (loss) of associates. Refer to the Corporate Overhead and Other section in this MD&A.

Non-GAAP Financial Measures and Ratios

The financial measures and ratios described below are presented on the same basis as prior to the adoption of IFRS 17 Insurance Contracts on January 1, 2023.

Net premiums earned – Net premiums earned represents the portion of net premiums written that are considered earned by the company during a specified period in exchange for providing insurance coverage to the policyholder. This measure is used in the insurance industry and by the company primarily to evaluate business volumes, including related trends, and the management of insurance risk.

Underwriting profit (loss) – A measure of underwriting activity calculated as insurance service result with the effects of discounting for net claims recorded in the current period and changes in the risk adjustment and other excluded, and other insurance operating expenses deducted, as shown in the table in the Overview of Consolidated Performance section of this MD&A, under the heading “Property and Casualty Insurance and Reinsurance”.

Adjusted operating income (loss) – Calculated as the sum of underwriting profit (loss), interest and dividends and share of profit (loss) of associates for the property and casualty insurance and reinsurance companies, this measure is used in a similar manner to operating income (loss).

Adjusted operating income interest coverage and adjusted operating income interest and preferred share dividend distribution coverage are ratios used to measure the ability of the property and casualty insurance and reinsurance companies to service their debt and the debt and preferred dividend obligations of the holding company. Balances of the non-insurance companies are excluded from the calculation of these ratios. Adjusted operating income interest coverage is calculated as adjusted operating income of the property and casualty insurance and reinsurance companies divided by consolidated interest expense on borrowings excluding non-insurance companies. Adjusted operating income interest and preferred share dividend distribution coverage is calculated as adjusted operating income of the property and casualty insurance and reinsurance companies divided by the sum of consolidated interest expense on borrowings, excluding non-insurance companies, and preferred share dividend distributions of the holding company adjusted to a pre-tax equivalent at the company’s Canadian statutory income tax rate.

Property and casualty insurance and reinsurance ratios – The combined ratio, undiscounted, which may also be referred to as the undiscounted combined ratio, is the traditional performance measure of underwriting results of property and casualty companies and is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned), the commission expense ratio (commissions expressed as a percentage of net premiums earned) and the underwriting expense ratio (other underwriting expenses, including premium acquisition costs, expressed as a percentage of net premiums earned). Other ratios used by the company include the accident year loss ratio (claims losses and loss adjustment expenses excluding the net favourable or adverse development of reserves established for claims that occurred in previous accident years, expressed as a percentage of net premiums earned), and the accident year combined ratio (the sum of the accident year loss ratio and the expense ratio). The ratios described are derived from information disclosed in the Net Earnings by Reporting Segment section of this MD&A and adjusted principally to remove the effects of discounting for net claims recorded in the current period, the change in the risk adjustment and other insurance operating expenses. These ratios are used by the company for comparisons to historical underwriting results, to the underwriting results of competitors and to the broader property and casualty industry, as well as for evaluating the performance of individual operating companies. The company may also refer to combined ratio points, which expresses, on an undiscounted basis, a loss that is a component of losses on claims, net, such as a catastrophe loss or net favourable or adverse prior year reserve development, as a percentage of net premiums earned during the same period.

The tables below present the amounts used in the calculation of the property and casualty insurance and reinsurance companies ratios and reconciles insurance revenue to net premiums earned. A reconciliation of underwriting profit (loss) of the property and casualty insurance and reinsurance reporting segments to insurance service result, the most directly comparable measure under IFRS Accounting Standards, is shown in the Overview of Consolidated Performance section of this MD&A, under the heading “Property and Casualty Insurance and Reinsurance”.

							Property and Casualty
	North American		Global Insurers and		International Insurers		Insurance and
	Insurers		Reinsurers		and Reinsurers		Reinsurance
	2025	2024	2025	2024	2025	2024	2025	2024
Reconciliation of net premiums earned:
Insurance revenue(1)	9,212.2	8,779.9	16,388.6	15,684.7	6,178.4	6,825.5	31,779.2	31,290.1
Cost of reinsurance(1)	(1,404.7)	(1,297.9)	(2,573.1)	(2,706.2)	(1,942.3)	(2,592.4)	(5,920.1)	(6,596.5)
Net insurance revenue	7,807.5	7,482.0	13,815.5	12,978.5	4,236.1	4,233.1	25,859.1	24,693.6
Adjust for: net ceding commissions on reinsurance assumed (reinsurance held) and other	(355.9)	(409.5)	590.6	737.1	(92.9)	(450.4)	141.8	(122.8)
Net premiums earned	7,451.6	7,072.5	14,406.1	13,715.6	4,143.2	3,782.7	26,000.9	24,570.8

Total underwriting expenses, net:
Losses on claims - accident year	4,746.7	4,464.3	9,426.9	8,887.4	2,630.3	2,493.6	16,803.9	15,845.3
Net favourable prior year reserve development	(132.0)	(101.0)	(339.1)	(257.4)	(280.4)	(235.2)	(751.5)	(593.6)
Losses on claims - calendar year	4,614.7	4,363.3	9,087.8	8,630.0	2,349.9	2,258.4	16,052.4	15,251.7
Commissions	1,173.1	1,093.5	2,589.9	2,339.2	656.7	600.3	4,419.7	4,033.0
Other underwriting expenses	1,204.1	1,168.6	1,590.6	1,505.8	917.5	820.3	3,712.2	3,494.7
Total underwriting expenses, net	6,991.9	6,625.4	13,268.3	12,475.0	3,924.1	3,679.0	24,184.3	22,779.4
Underwriting profit	459.7	447.1	1,137.8	1,240.6	219.1	103.7	1,816.6	1,791.4
Combined ratio, undiscounted	93.8%	93.7%	92.1%	91.0%	94.7%	97.3%	93.0%	92.7%

(1)	As presented in the Net Earnings by Reporting Segment section of this MD&A.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Float – In the insurance industry the funds available for investment that arise as an insurance or reinsurance operation receives premiums in advance of the payment of claims is referred to as float. The company calculates its float as the sum of its insurance contract liabilities and insurance contract payables, less the sum of its reinsurance contract assets held and insurance contract receivables, adjusted to remove the effects of discounting, risk adjustment and life insurance operations from insurance contract liabilities and reinsurance contract assets held. Float of a reporting segment or segments is calculated in the same manner using the company’s segmented balance sheet. The annual (benefit) cost of float is calculated by expressing annual underwriting profit (loss) as described above as a percentage of average float for the year (the simple average of float at the beginning and end of the year).

Excess (deficiency) of fair value over carrying value – These pre-tax amounts, while not included in the calculation of book value per basic share, are regularly reviewed by management as an indicator of investment performance for the company’s non-insurance associates and market traded consolidated non-insurance subsidiaries that are considered to be portfolio investments, which are Fairfax India, Thomas Cook India and Dexterra Group at December 31, 2025, and also Boat Rocker at December 31, 2024.

	December 31, 2025			December 31, 2024
			Excess of fair			Excess of fair
		Carrying	value over		Carrying	value over
	Fair value	value	carrying value	Fair value	value	carrying value
Non-insurance associates	9,913.7	7,456.9	2,456.8	7,394.9	6,615.9	779.0
Non-insurance companies	1,734.8	1,052.0	682.8	1,779.0	1,077.5	701.5
	11,648.5	8,508.9	3,139.6	9,173.9	7,693.4	1,480.5

Non-insurance associates included in the performance measure

The fair values and carrying values of non-insurance associates used in the determination of this performance measure are the values included in the consolidated balance sheets as at December 31, 2025 and December 31, 2024, and excludes investments in associates held by the company’s consolidated non-insurance companies as those amounts are already included in the carrying values of the consolidated non-insurance companies used in this performance measure.

	December 31, 2025		December 31, 2024
		Carrying		Carrying
	Fair value	value	Fair value	value
Investments in associates as presented on the consolidated balance sheets	11,057.7	8,362.3	8,144.8	7,153.3
Less:
Insurance and reinsurance investments in associates(1)	1,078.7	839.4	745.9	532.8
Associates held by consolidated non-insurance companies(2)	65.3	66.0	4.0	4.6
Non-insurance associates included in the performance measure	9,913.7	7,456.9	7,394.9	6,615.9

(1)	As presented in note 6 (Investments in Associates) to the consolidated financial statements for the year ended December 31, 2025.
(2)	Comprised of associates held by Thomas Cook India (including its share of Quess) and Dexterra Group at December 31, 2025, and also Boat Rocker at December 31, 2024.

Non-insurance companies included in the performance measure

The fair values of market traded consolidated non-insurance companies are calculated as the company’s pro rata ownership share of each subsidiary’s market capitalization as determined by traded share prices at the financial statement date. The carrying value of each subsidiary represents Fairfax’s share of that subsidiary’s net assets, calculated as the subsidiary’s total assets less total liabilities and non-controlling interests. Carrying value is included in shareholders’ equity attributable to shareholders of Fairfax in the company’s consolidated balance sheets as at December 31, 2025 and December 31, 2024, as shown in the table below, which reconciles the consolidated balance sheet of the market traded non-insurance companies to that of the total non-insurance companies included in the company’s consolidated balance sheet.

	December 31, 2025			December 31, 2024
	Market traded	All other non-	Total non-	Market traded	All other non-	Total non-
	non-insurance	insurance	insurance	non-insurance	insurance	insurance
	companies	companies	companies(1)	companies(2)	companies	companies(1)
Portfolio investments(3)	2,438.3	107.3	2,545.6	2,180.1	111.8	2,291.9
Deferred income tax assets	28.4	78.8	107.2	36.3	52.3	88.6
Goodwill and intangible assets	481.5	3,834.3	4,315.8	582.7	3,599.0	4,181.7
Other assets(4)	1,079.8	3,970.0	5,049.8	1,190.9	4,014.3	5,205.2
Total assets	4,028.0	7,990.4	12,018.4	3,990.0	7,777.4	11,767.4

Accounts payable and accrued liabilities(4)	876.3	2,278.6	3,154.9	839.6	2,402.0	3,241.6
Derivative obligations	—	68.6	68.6	0.1	82.6	82.7
Deferred income tax liabilities	83.4	437.0	520.4	68.9	445.4	514.3
Borrowings - non-insurance companies	738.7	2,441.6	3,180.3	676.3	2,212.6	2,888.9
Total liabilities	1,698.4	5,225.8	6,924.2	1,584.9	5,142.6	6,727.5

Shareholders’ equity attributable to shareholders of Fairfax(5)	1,052.0	2,687.8	3,739.8	1,077.5	2,421.4	3,498.9
Non-controlling interests	1,277.6	76.8	1,354.4	1,327.6	213.4	1,541.0
Total equity	2,329.6	2,764.6	5,094.2	2,405.1	2,634.8	5,039.9
Total liabilities and total equity	4,028.0	7,990.4	12,018.4	3,990.0	7,777.4	11,767.4

(1)	Non-insurance companies as presented in the Segmented Balance Sheet in note 23 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2025.
(2)	Boat Rocker was deconsolidated in 2025 and is only included at December 31, 2024. See note 21 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2025.
(3)	Portfolio investments include intercompany debt securities, issued by a non-insurance company to Fairfax affiliates, which are eliminated on consolidation.
(4)	Other assets include due from affiliates. Accounts payable and accrued liabilities include due to affiliates.
(5)	Bolded figures represent the carrying values of the market traded non-insurance subsidiaries.

Cash provided by (used in) operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL) is presented in this MD&A for the larger property and casualty insurance and reinsurance reporting segments as management believes this measure to be a useful estimate of cash generated or used by underwriting activities. This measure is a component of cash provided by (used in) operating activities as presented in the consolidated statement of cash flows, the most directly comparable measure under IFRS Accounting Standards.

	2025	2024
Cash provided by (used in) operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL):
North American Insurers and Global Insurers and Reinsurers	5,573.9	5,286.2
All other reporting segments	904.6	(776.5)
Net purchases of investments classified at FVTPL	(4,059.1)	(515.8)
Cash provided by operating activities as presented in the consolidated statement of cash flows	2,419.4	3,993.9

FAIRFAX FINANCIAL HOLDINGS LIMITED

Intercompany shareholdings - On the segmented balance sheets intercompany shareholdings of insurance and reinsurance subsidiaries are presented as “Investments in Fairfax insurance and reinsurance affiliates”, intercompany shareholdings of non-insurance subsidiaries are included in “Portfolio investments” and total intercompany shareholdings of subsidiaries are presented as “Investments in Fairfax affiliates” in the “Capital” section. Intercompany shareholdings of subsidiaries are carried at cost in the segmented balance sheets as management believes that provides a better comparison of operating performance over time, whereas those shareholdings are eliminated upon consolidation in the consolidated financial statements with no directly comparable measure under IFRS Accounting Standards.

Appendix to Chairman’s Letter to Shareholders

The Chairman’s Letter to Shareholders (“the Letter”) presents the performance of the underlying insurance and reinsurance companies, and the financial position of the consolidated company, in various ways. Certain of those measures and ratios, which have been used consistently and disclosed regularly in the Letter, do not have a prescribed meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other companies.

Fairfax Worldwide Insurance Operations as at December 31, 2025

This table in the Letter includes information on certain non-consolidated insurance companies which are presented as insurance and reinsurance investments in associates in note 6 (Investments in Associates) to the company’s consolidated financial statements for the year ended December 31, 2025. As associates are recorded using the equity method of accounting under IFRS Accounting Standards and not consolidated, the gross premiums written and investment portfolios of these associates are not included in the relevant amounts presented in the company’s consolidated statement of earnings and consolidated balance sheet respectively.

Gross Premiums Written per Share

This is a non-GAAP financial measure calculated as gross premiums written by the property and casualty insurance and reinsurance companies divided by the number of common shares effectively outstanding, which are presented in the MD&A of this Annual Report, under the heading “Overview of Consolidated Performance”, and in note 16 (Total Equity) to the company’s consolidated financial statements for the year ended December 31, 2025, respectively. Management uses this measure as an indicator of organic growth and accretive acquisitions in its property and casualty insurance and reinsurance operations, and to illustrate the benefit premiums have on book value per basic share.

Compound Growth in Book Value per Share

This supplementary financial measure is calculated as the compound return on book value per basic share for the beginning and ending years of the relevant measurement period. Book value per basic share is described in the MD&A of this Annual Report, under the heading “Glossary of Non-GAAP and Other Financial Measures”.

Average Total Return on Investments

This supplementary financial measure is calculated as the simple average of total return on average investments for the relevant years in the measurement period. Total return on average investments is described in the MD&A of this Annual Report, under the heading “Total Return on the Investment Portfolio”.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Yield on Fixed Income Portfolio

This supplementary financial measure is used by the company, among other financial measures, to evaluate the investment performance of the company’s fixed income portfolio, and is calculated as interest income earned on cash, short term investments and bonds divided by the average fixed income portfolio balance.

	2025	2024
Interest income:(1)
Cash and short term investments	341.0	359.8
Bonds	2,109.2	2,055.3
Total	2,450.2	2,415.1
Fixed income portfolio:(2)
Cash and cash equivalents	6,887.5	7,512.6
Short term investments	2,451.0	1,010.0
Bonds	42,162.5	38,235.5
Total	51,501.0	46,758.1
Yield on Fixed Income Portfolio	5.0%	5.2%

(1)	As presented in note 5 (Cash and Investments) to the consolidated financial statements for the year ended December 31, 2025.
(2)

As presented in note 5 (Cash and Investments) to the consolidated financial statements for the year ended December 31, 2025 and including the cash and cash equivalents, short term investments and bonds of the Eurolife Life Operations that were classified as held for sale at December 31, 2025 of $104.6, $16.0 and $1,403.8, respectively.

Unconsolidated Balance Sheet

The unconsolidated balance sheet in the Letter presents the carrying values of the company’s subsidiaries prior to consolidation to better reflect the amount invested into the company’s core property and casualty insurance and reinsurance operations. The company also presents per share amounts for each line item in the unconsolidated balance sheet to better illustrate the composition of book value per basic share. Per share amounts are calculated by dividing the dollar amount of each line item by the number of common shares effectively outstanding, which is presented in note 16 (Total Equity) to the consolidated financial statements for the year ended December 31, 2025. As IFRS Accounting Standards require that controlled subsidiaries be consolidated, the following table presents a reconciliation of the unconsolidated balance sheet to the company’s consolidated balance sheet as at December 31, 2025. All figures are rounded to US$ billions, and may not add due to rounding.

	December 31, 2025
	As presented in			As presented in
	the unconsolidated		Consolidation of	the consolidated
	balance sheet	Reclassifications	subsidiaries	balance sheet
Assets	(US$ billions)
Northbridge	2.5	—	(2.5)	—
Crum & Forster	3.4	—	(3.4)	—
Zenith National	1.0	—	(1.0)	—
Odyssey Group	6.3	—	(6.3)	—
Allied World	5.6	—	(5.6)	—
Brit	2.4	—	(2.4)	—
Gulf Insurance	1.4	—	(1.4)	—
Other insurers and reinsurers including Life insurance and Run-off	4.9	—	(4.9)	—
Insurance and reinsurance operations	27.5	—	(27.5)	—
Fairfax India	0.7	—	(0.7)	—
Recipe	0.7	—	(0.7)	—
Sleep Country	0.6	—	(0.6)	—
Grivalia Hospitality	0.5	—	(0.5)	—
Peak Achievement	0.5	—	(0.5)	—
Meadow Foods	0.3	—	(0.3)	—
Thomas Cook India	0.2	—	(0.2)	—
Other Non-insurance	0.2	—	(0.2)	—
Non-insurance operations	3.7	—	(3.7)	—
Total consolidated operations	31.2	—	(31.2)	—
Holding company cash and investments	2.7	—	—	2.7
Insurance contract receivables	—	—	1.0	1.0
Investments in associates	2.0	(2.0)	—	—
Portfolio investments	—	2.0	70.9	72.9
Assets held for sale	—	—	3.4	3.4
Reinsurance contract assets held	—	—	11.3	11.3
Deferred income tax assets	—	—	0.4	0.4
Goodwill and intangible assets	—	—	8.3	8.3
Other assets	—	—	7.7	7.7
Total assets	35.9	—	71.8	107.8

Liabilities
Accounts payable and accrued liabilities	0.5	—	5.6	6.1
Derivative obligations	—	—	0.8	0.8
Liabilities associated with assets held for sale	—	—	3.6	3.6
Deferred income tax liabilities	—	—	1.9	1.9
Insurance contract payables	—	—	0.3	0.3
Insurance contract liabilities	—	—	50.4	50.4
Borrowings – holding company and insurance and reinsurance companies	—	8.9	1.6	10.5
Borrowings – non-insurance companies	—	—	3.2	3.2
Borrowings – holding company	8.9	(8.9)	—	—
Total liabilities	9.4	—	67.5	76.9

Equity
Common shareholders’ equity	26.3	—	—	26.3
Preferred stock	0.2	—	—	0.2
Shareholders’ equity attributable to shareholders of Fairfax	26.5	—	—	26.5
Non-controlling interests	—	—	4.4	4.4
Total Equity	26.5	—	4.4	30.9
Total Liabilities and Total Equity	35.9	—	71.9	107.8